Form 20-F
period 2022-12-31
KIDOZ INC.
filed 2023-04-19
CIK 1318482

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from __________________ to __________________

Commission file number 333-120120-01

KIDOZ Inc.
(Exact name of registrant as specified in its charter)

canada
(Jurisdiction of incorporation or organization)

Suite 220, 1685 West 4th Avenue

Vancouver, BC, V6J 1L8

Canada

(Address of principal executive offices)

Henry Bromley, Chief Financial Officer

Tel: +1 888-374-2163; Facsimile +1 604-694-0301

Suite 220, 1685 West 4th Avenue

Vancouver, BC, V6J 1L8

Canada

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered under Section 12(b) of the Exchange Act:

None

(Title of Each Class & Name of each exchange on which registered)

Securities registered under section 12(g) of the Exchange Act:

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.            131,304,499 common shares no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

This annual report on Form 20-F for the year ended December 31, 2022, or this “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. Unless the context otherwise requires, all references in this document to “the Company,” “we,” “us,” and “our” refer to Kidoz Inc. and our subsidiaries.

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to annual financial information and with the rules and regulations of the United States Securities and Exchange Commission.

As used in this annual report, Company means Kidoz Inc. (“Kidoz”) and the Company’s wholly-owned subsidiaries (collectively the “Company”). Information on the Company’s website www.kidoz.net is not incorporated by reference into this annual report.

FORWARD-LOOKING STATEMENTS

This Form 20-F Annual Report includes “forward-looking statements”. A shareholder or prospective shareholder should bear this in mind when assessing the Company’s business. All statements included in this annual report, other than statements of historical facts, including, without limitation, the statements located elsewhere herein regarding industry prospects and the Company’s financial position, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

This report on Form 20-F contains certain forward-looking information and forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the “U.S. Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and “forward-looking information” under Canadian securities laws (collectively referred to herein as “forward-looking statements”). All documents incorporated herein by reference, as well as statements made in press releases and oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to future events or the Company’s future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Readers should consider statements that include the terms “believe,” “belief,” “expect,” “plan,” “anticipate,” “intend” or the like to be uncertain and forward-looking. In addition, all statements, trends, analyses and other information contained in this report relative to trends in net sales, gross margin, anticipated expense levels and liquidity and capital resources, constitute forward-looking statements. Particular attention should be paid to the facts of our limited operating history, the unpredictability of our future revenues, our need for and the availability of capital resources, the evolving nature of our business model, and the risks associated with systems development, management of growth and business expansion. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. All cautionary statements made herein should be read as being applicable to all forward-looking statements wherever they appear. The forward-looking statements contained in this Form 20-F are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. These forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond our control, which could cause actual results to differ materially from this forecast or anticipated in such forward-looking statements.

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D “Risk Factors.” You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

●	Future operating or financial results;
●	Fluctuations in currencies and interest rates;
●	General market conditions;
●	Regulations especially with regards to highly regulated market with a Children’s Online Privacy Protection Rule (“COPPA”) & General Data Protection Regulation (“GDPR”);
●	Reliance on Apple and Google;
●	Expanding and growing company;
●	Reliance on key customers and suppliers;
●	Retaining and attracting customers;
●	No long term customer commitment;
●	Reliance on third parties such sales houses around the world and outsourced technology developers, advertising exchanges and other strategic partners;
●	Dependency on key management and personnel;
●	Children’s advertising;
●	Market conditions;
●	Inappropriate advertisements;
●	Cybersecurity;
●	Technology;
●	Outages;
●	Cloud based servers;
●	Placing advertisements in the incorrect segment;
●	Additional financing;
●	Payment risks;
●	Changes in GAAP;
●	Competition;
●	Ad blockers;
●	Failure to access advertising inventory;
●	Fraud;
●	Catastrophic events;
●	Economic, Political and Market Conditions;
●	Market for common shares;
●	Volatility in the market;
●	Public Company implications;
●	Other factors discussed in “Item 3—Key Information—Risk Factors” of this annual report.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable to Form 20-F filed as annual report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Form 20-F filed as annual report.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected historical financial data which has been derived in part from our audited consolidated financial statements included elsewhere in this annual report and should be read together with and qualified in its entirety by reference to such audited consolidated financial statements. The following table should be read together with “Item 5—Operating and Financial Review and Prospects.”

Consolidated Balance Sheet Data:

	2022	2021	2020
Cash	$2,363,530	$2,078,607	$1,226,045
Total assets	14,387,083	13,925,531	10,969,129
Total liabilities	5,687,884	4,574,834	2,298,934
Total stockholders’ equity	8,691,759	9,350,697	8,670,194
Working capital	4,147,176	4,536,852	3,071,545

Consolidated Statement of Operations Data for continuing operations:

	2022	2021	2020

Revenue	$15,097,056	$12,484,639	$7,148,029

Cost of sales	9,973,211	7,152,307	3,800,114
Gross (loss) profit	5,123,845	5,332,332	3,347,915

Operating expenses excluding interest and other income (expenses)	(5,897,412)	(4,357,188)	(2,681,491)
Amortization of right-of-use assets	(28,935)	(40,851)	(54,071)
Depreciation and amortization	(557,267)	(565,540)	(564,628)
Gain on derivative liability – warrants	23,314	60,207	-
Interest and other income	185	241	1,003
Income tax recovery / (expense)	150,489	(216,677)	55,243
Stock awareness program	(161,332)	(402,845)	-
Net (loss) income	$(1,347,113)	$(190,321)	$103,971

Basic and diluted net (loss) income per share from continuing operations	$(0.01)	$(0.00)	$0.00
Weighted average common shares outstanding	131,481,983	131,340,989	131,124,989

Consolidated Cash flow data:

	2022	2021	2020
Net cash provided by operating activities	$433,745	$851,533	$256,978
Net cash used in investing activities	(26,533)	(384)	(21,537)
Net cash provided by financing activities	(122,289)	1,413	23,392
Change in cash	284,923	852,562	258,833
Cash	$2,363,530	$2,078,607	$1,226,045

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

The Company’s business is subject to numerous risks and uncertainties, including those described elsewhere in this MD&A, as well as general economic and market risks. The following discussion describes material risks and uncertainties that the Company has identified that may affect the Company’s results of operations and financial condition.

Risks Related to the Business

●	Regulations - The Company operates in a highly regulated market with a Children’s Online Privacy Protection Rule (“COPPA”) & General Data Protection Regulation (“GDPR”). There is the risk that the regulations restrict the Company operating. The Company serves compliant contextual mobile advertising network that safely reaches hundreds of million kids, teens, and families every month.

●	Reliant on Google and Apple - The Company is heavily reliant on Google and Apple, on whose platform the games where we advertise are hosted. The Company has been Google certified and has been approved by Apple.

●	Expanding Company - the Company is a growing and expanding company. The Company’s revenues may be materially affected by the decisions of its management and/or customers, and due to a variety of other factors, many of which may be beyond the Company’s control. This may lead to expenses exceeding estimates or be incurred in the expectation of sales that do not occur or that occur later than expected. Management expects expenses to increase, especially hiring of additional staff to support its growth and expansion. Fluctuating results could cause unanticipated quarterly losses and cause the Company’s performance to fall below the expectations of investors, which could adversely affect the price of the common shares. The following will cause fluctuating results:

○	Changes in demand for Kidoz Platform
○	Changes in the Company’s customer base, additions, and losses of customers
○	Changes in advertising budgets of our customers
○	Changes in the availability of advertising inventory or in the cost of reaching customers through digital advertising.
○	Disruptions or outages on the Kidoz platform.
○	New technology or offering by the Kidoz competitors.
○	Timing differences between our payments for advertising inventory and our collection of advertising revenue.
○	Shifting views and behaviors of consumers concerning use of data.

Based upon the factors above and others beyond the Company’s control, Kidoz forecasts future revenue, costs, and expenses, and continually reviews these forecasts. As a result, its operating results may, from time to time, fall below estimates or the expectations of securities analysts and investors.

●	Managing growth - The Company has expanded rapidly over the last few years. The continued rapid growth of the Company may strain management, financial, technical, and other resources. The Company must expand its sales, marketing, technology, and operational staff and expand its controls. If Kidoz continues its rapid growth, it will incur additional expenses, and its growth may continue to place a strain on resources, infrastructure, and ability to maintain the quality of its offering. Accordingly, the Company may not be able to effectively manage and coordinate growth to achieve or maximize future profitability.

●	Reliance on Key Customers - The Company is reliant on a relatively few customers and sales houses. The loss of a significant customer could harm the Company’s business and severely impact the future financial success of the Company. The Company is continually looking for new sales houses around the world to partner with.

●	Retaining and attracting customers - The Company, to continue to grow, must attract new customers and encourage existing advertisers to purchase additional offerings. Our competitors may introduce lower costs or differentiated products or services that compete with our current offering on price or technology and therefore our sales are impaired. The Company has hired additional sales staff and is continually developing its technology.

●	No long-term customer commitments - The Company does not have any long term commitments by its customers beyond the current insertion order, which can be cancelled prior to the campaign conclusion without any penalty. Therefore, the Company success is dependent on offering the best service and maintaining good customer relations. The Company allocates customer service personnel to manage the customer relationship.

●	Reliance on third parties - the Company is reliant on third parties to operate. These third parties include external sales houses, outsourced technology developers, advertising exchanges and other strategic partners. If these third parties fail to perform as agreed could negatively affect our operations.

●	Personnel - The loss of any member of the Company’s management team, could have a material adverse effect on its business and results of operations. The Company relies on its engineering staff to develop its technology; operations staff to manage and operate the campaigns and its sales teams to attract and retain key customers. The inability to hire, or the increased costs of new personnel, or the cost to maintain existing personnel could have a material adverse effect on the Company’s business and operating results. There is intense competition for capable personnel in all of these areas, and the Company may not be successful in attracting, training, integrating, motivating, or retaining new personnel, vendors, or subcontractors for these required functions. The growth of the Company is dependent on hiring additional personnel so there are additional costs in training these new personnel.

●	Children advertising - The Company is dependent on advertising to children so therefore is affected by changes to this business segment. The Company is expanding into advertising to teens and families and to be less reliant on advertising to children.

●	Market conditions - The economic uncertainty in the market has made and may continue to make it difficult for the Company to forecast revenue and operating results and to make decisions regarding operational cost structures and investments. The Company’s business depends on the overall demand for advertising and on the economic health of its customers. Economic downturns or unstable market conditions may cause the Company’s customers to decrease their advertising budgets, which could reduce usage of the Company’s platform and adversely affect its business, operating results, and financial condition.

●	Inappropriate advertisement - This is the risk that the Company serves an inappropriate advertisement. To mitigate this risk all adverts are human reviewed before the campaign commences.

●	Cybersecurity - Cybersecurity attacks, including breaches, computer malware and computer hacking have become more prevalent recent years across all businesses. Any cybersecurity breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, or the inadvertent transmission of computer viruses could adversely affect the business, financial condition, results of operations or reputation of the Company. The Company believes that it is taken reasonable steps to protect the security, integrity and confidentiality of the information collected, used, stored and disclosed, but there is no guarantee that in the future inadvertent (e.g., software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized data access or use will not occur despite its efforts in the past and in the future.

●	Technology - The Company’s future success is dependent on its ability to continue to develop and expand its products and technologies and to address the needs of its customers. The Company operates in an industry that is characterized by rapid technological change, frequent new product and service introductions and enhancements, uncertain product life cycles, changes in customer requirements, and evolving industry standards. The introduction of new products and new technologies, the emergence of new industry standards, or improvements to existing technologies could render the Company’s platform obsolete or relatively less competitive.

●	Outages - In addition, the Company operates 24/7 business so if outages were to occur it is critical for the technology to be restored in a timely manner. Any delay in restoring the systems will have a negative effect on its business, operating results, and financial condition.

●	Cloud based servers - The Company’s products and services involve storage using a third-party cloud-based hosting service. Any damage to, or failure of, the hosting service’s systems generally could result in interruptions in the use of the Company’s platform. Such interruptions may reduce the Company’s revenue, and adversely the Company’s ability to attract new customers. The Company’s business will also be harmed if its customers and potential customers believe its products or services are unreliable.

●	Incorrect advertising – The Company is developing a teens and family platform under its Prado brand. Therefore, there is the risk that an inappropriate advertisement is served to children, which could result in fines to the Company and have a negative effect on its business, operating results, and financial condition. The Company has put in internal controls that ensure no non children advertisement is served to children.

Financial and Accounting Risks

●	Additional financing - There can be no certainty that the Company’s financial resources and revenue from sales will be sufficient for its future needs. The Company may need to incur significant expenses for growth, operations, research, and development, as well as sales and marketing and other unforeseen costs. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. It may be difficult or impossible for the Company to obtain debt financing or equity financing on commercially acceptable terms. In addition, the issuance of common shares for an equity financing may have a negative effect on the existing shareholders of the Company such as dilution or negative sentiments in the market to the equity financing.

●	Growth – Kidoz anticipates continued growth that could require substantial financial and other resources to, among other things: (a) expand and develop product offerings; (b) improve technological infrastructure, including investing in its technology (c) cover general and administrative expenses, including legal, accounting, and other expenses; (d) cover sales and marketing expenses, including a significant expansion of the Company’s direct sales organization. Investment in these, however, may not yield anticipated returns. Consequently, as costs increase, the Company may not be able to generate sufficient revenue to achieve or sustain profitability.

●	Payment risks – If our customers do not pay, or dispute their invoices, then the business, operating results and financial condition may be adversely affected. In addition, if our customers do not pay in a timely manner will our operating results and financial condition may be adversely affected.

●	Internal Controls - A failure to maintain an effective system of internal control over financial reporting could harm the Company’s financial performance, its ability to raise capital and its continued listing on the TSX Venture Exchange. In addition, the Company is a small company so has limited segregation of duties. The Company is therefore reliant on the critical personnel and an increase in the risk of the failure of internal controls.

●	Changes to GAAP – The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). There is a risk that changes to US GAAP will negatively affect the Company in terms of results and could become more difficult, time-consuming, or costly and increase demand on the Company’s systems and resources to comply with this change.

Industry Risk

●	Competition – the advertising business is a highly competitive business. The Company offers niche advertising in a highly regulated business. However, there are few barriers to existing large advertising companies entering the market. Our existing customers could develop their own in-house solutions and therefore no longer advertise with us.

●	Ad blockers – Consumers may load ad blocking software. This will affect our ability to serve advertisements and will therefore reduce our revenue.

●	Failure to access advertising inventory – We must maintain a consistent supply of ad inventory. Our success depends on our ability to secure inventory on reasonable terms in multiple locations. The amount, quality, and cost of inventory available to the Company can change at any time. If our relationships with any of our significant suppliers were to cease, or if the material terms of these relationships were to change unfavourably, our business would be negatively impacted.

●	Fraud – The Company operates as a technology and services provider in a dynamic ecosystem where fraud exists. Typical forms of fraud include robotic traffic, where robots mimic the behaviour of users in order to inflate the number of impressions, clicks, post clicks actions or other metrics associated with the ad. The Company reviews all ads and monitors the impression serving with our suppliers.

●	Catastrophic events – We maintain cloud-based servers around the world, that deliver advertising campaigns for our advertisers. Any of its existing and future facilities may be harmed or rendered inoperable by attack or security intrusion by a computer hacker, natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, war, acts of terrorism or other criminal activities, infectious disease outbreaks and power outages, any of which may render it difficult or impossible for the Company to operate its business for some period of time. The Company maintains backup and disaster recovery plans to get back up and running as fast as possible.

●	Economic, Political and Market Conditions – Our business depends on the overall demand for advertising and on the economic health of our current and prospective advertisers. Economic downturns, including a recession, or instability in political or market conditions may cause current or new advertisers to reduce their advertising budgets. These conditions are impacted by events outside of the Company’s control, such as the COVID-19 pandemic, may have a long-term impact on the global economy. Adverse economic conditions and general uncertainty about continued economic recovery are likely to affect the Company’s business prospects. This uncertainty may cause general business conditions to deteriorate or become volatile, which could cause advertisers to delay, decrease or cancel campaigns, and expose the Company to increased credit risk on advertiser orders, which, in turn, could negatively impact its business, financial condition and results of operations. In addition, continued geopolitical turmoil in many parts of the world have and may continue to put pressure on global economic conditions, which could lead to reduced spending on advertising.

Risks Related to the Common Shares and Corporate and Securities Law

●	Market for common shares – The shares of the Company are illiquid. The Company has made efforts to improve the exposure of the Company through its stock awareness program and create a more active market for its shares. There are no assurances that our Stock Awareness campaigns will be effective to create a liquid market.

●	Volatility in the market - Technology stocks have historically experienced high levels of volatility, and we cannot predict the prices at which our common shares will trade. Fluctuations in the market price of our common shares could cause an investor to lose all or part of their investment in our common shares. These fluctuations in the market price and volatility of our common shares can be caused by factors outside the control of the Company such the following:

○	The volatility in the market price and trading volume of technology companies in general especially large companies in the digital advertising industry (e.g. Google and Meta);

○	Changes in regulatory developments in Canada and the United States;

○	General economic conditions and trends, including global financial markets, global economies and general market conditions, such as interest rates;

○	Major catastrophic events (e.g. the war in the Ukraine);

○	Unexpected market reactions to the Company announcements.

As a result, share prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In general, in the past, shareholders have filed securities class action litigation following periods of market volatility. If Kidoz were to become involved in securities litigation, it could subject it to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

●	Public Company implications – The Company is listed on the Toronto Venture Stock Exchange and is therefore subject to its listing requirements. Compliance with these rules and regulations could become more difficult, time-consuming, or costly and increase demand on the Company’s systems and resources.

Item 4. INFORMATION ON THE COMPANY

A. History and development of the company.

Kidoz Inc. are currently quoted on the TSX Venture Exchange in Canada under the symbol “KIDZ”. We have not been subject to any bankruptcy, receivership, or other similar proceedings.

Subsequent to the year ended December 31, 2022, Kidoz Inc. continued out of the jurisdiction of the Anguillian Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act (“CBCA”).

The Company was originally incorporated in the State of Florida on January 12, 1987.

On January 22, 2015, Bingo.com, Ltd., the name of the Company at that time, filed Articles of Amendment with the Anguilla Registrar of Companies changing its name to “Shoal Games Ltd.”. Effective at the open of markets on January 27, 2015, the Common Shares commenced trading under the new trading symbol “SGLDF” on the OTC-QB.

On June 29, 2015, Shoal Games Ltd. filed a TSX Venture Exchange Listing Application for the TSX Venture Exchange listing and commenced trading on July 2, 2015, under the symbol “SGW”.

On April 4, 2019, Shoal Games Ltd. filed Articles of Amendment with the Anguilla Registrar of Companies changing its name to “Kidoz Inc.”. Effective at the open of markets on April 9, 2019, the Common Shares commenced trading under the new trading symbol “KIDZ” on the TSX Venture Exchange.

Subsequent to the year ended December 31, 2022, Kidoz Inc. continued out of the jurisdiction of the Anguillian Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act (“CBCA”).

Our executive offices are located at Suite 220, 1685 West 4th Avenue, Vancouver, BC, V7J 1L8, Canada. Our telephone number is (888) 374-2163.

B. Business overview.

Kidoz Inc. is an AdTech software developer and owner of the leading mobile Kidoz Safe Ad Network (www.kidoz.net). We help create a free and safe mobile app environment for children by enabling content producers to monetize their apps and video with safe, relevant, and fun ads. Our commitment to family privacy and safety has created one of the fastest growing mobile networks in the world.

Subsequent to the year ended December 31, 2022, the Company launched a wholly owned division called Prado to advertise to the over 13 years of age family market. The Company has developed systems whereby our existing Kidsafe advertising will not be affected by Prado.

Product Strategy

Kidoz builds and maintains the Kidoz Safe Ad Network, the Kidoz SDK, and the Kidoz Connect Programmatic solution for app developers and global advertisers to reach children and families in a compliant and brand safe way. The Kidoz SDK is the core of the advertising technology that enables Kidoz to have advertising impressions available for sale. The Kidoz proprietary advertising system is compliant with COPPA (“Children’s Online Privacy Protection Rule”), GDPR-K (“The European Union’s General Data Protection Regulation for children”) and other regulations adopted to protect children in a complex digital world. Kidoz technology is completely proprietary. Kidoz continues to upgrade its advertising systems to be compatible with the latest IAB (“International Advertising Board”) specifications for real-time-bidding, header bidding, and server-to-server direct connections. Our design and implementation of these solutions incorporates a view to their utilization not only in the kids’ marketplace but to the entire advertising market. Programmatic advertising is the use of automated advertising technology to enable media buying and selling as opposed to traditional direct methods of digital advertising which involve humans interfacing to agree to deal terms. Offering a managed programmatic solution of the best mobile advertising inventory is a valuable offering that our agency partners are utilizing with increased frequency and scale.

Subsequent to the year ended December 31, 2022, the Company launched a wholly owned division called Prado to access the over 13 years of age family market, which will become fully active in 2023. The Prado (www.prado.co) technology will provide a leading mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange programmatically to the entire Ad Tech universe. By activating high-performance programmatic campaigns across thousands of apps on their network, Prado makes digital advertising more efficient and effective by simplifying the process across a connected technology platform. The Company has developed systems whereby our existing Kidsafe advertising will not be affected by Prado. Kidoz software engineers have now completed the challenging transformation of their market leading kid safe Ad Network to also reach the significantly larger digital ad market of teens, families, and audiences over 13 years old whilst not compromising the safety of our existing kids marketplace. The Prado technology plus our internal controls will ensure that no inappropriate advertisements will be served to children and thereby compromise kids’ safety.

Marketing & Distribution Strategy

Each new app that installs the Kidoz SDK increases our user base and increases the number of available impressions that Kidoz can monetize. The adoption of the Kidoz SDK has been rapid as app developers have few choices when it comes to sources of safe, compliant, and relevant ads for their users. Kidoz has built its brand and reputation as the market leader for safe child and family mobile advertising technology and this has enabled our SDK to become quickly adopted. It is our strategy to invest in our systems and build alliances with the largest software companies in the world. Since Google’s certification of Kidoz and Apple’s updated rules endorsing Kidoz’s methodologies the Company is experiencing unprecedented demand for its safe advertising solutions.

Sales & Pricing Strategy

Kidoz has a global sales agency partnership strategy that places local sellers into dozens of national and international markets. In 2022 Kidoz launched campaigns in 60 different countries. Through our direct sales and marketing channels we locate, recruit, and sign new international sales houses. As the Kidoz network is a unique advertising platform in the market, it commands high prices and media sales houses aspire to represent the Company. Kidoz has found the agency partnership strategy to be highly effective as once sales houses are recruited and the first few campaigns are delivered with success, repeat customers are established and the value of the region begins to grow. After years of development with this strategy, Kidoz has many established sales houses in the largest economies of the world and is now tasked with increasing the value of each partnership and empowering the sales houses to increase the portion of advertisers’ budgets that is spent with Kidoz. The Kidoz Connect solution has created new opportunities for all of Kidoz’s agency partners as the solution creates inventory for brands who are building awareness with parents and teens in addition to children.

Growth Strategy

The Kidoz sales, product, and operational strategies are custom fit to match the favorable regulatory, consumer, and technological trends occurring in the market. It is the Kidoz mission to deliver best-in-class solutions for our advertiser and publisher partners that are compliant with Apple, Google, and strict government data privacy regulations. Kidoz technology is built with privacy as a priority, and we champion contextual advertising as a superior method of reaching target consumers. Kidoz publisher partners can monetize with human-curated safe advertising on a global scale and with the knowledge that their users’ data is not compromised.

Kidoz’s growth is also being propelled by a new customer type, the app developer themselves. Kidoz is increasingly utilized as a performance platform for apps to scale their installs and revenues by paying on a cost-per-install (“CPI”) basis. The global app install segment of mobile advertising is estimated to be over US$120B annually according to AppsFlyer. Kidoz continues to advance its software and systems to support this high growth business and the Company expects performance CPI media to be an increasing percentage of overall business.

Kidoz is growing at a rapid pace as a result of its core media business and we expect further growth in our expansion via our Prado division to include the teen and parent segments which became effective in 2023. Kidoz Connect is the latest product release to deliver enhanced value to our advertising partners as the technology enables Kidoz to ingest programmatic campaigns of all types and scale them across the entire Kidoz and Prado networks. The Kidoz commercial teams look forward to welcoming many new and existing customers to these offerings as we expand the Kidoz reach within the global digital advertising ecosystem.

Furthermore, while the focus of the Company is the development and expansion of the KIDOZ Safe Ad Network, we are investigating options to use our technology to expand into new markets, either through new connections to the wider mobile advertising market, or via synergistic M&A.

Kidoz Original Equipment Manufacturer (“OEM”)

Kidoz’s mobile products includes the Kid Mode Operating System (“OS”) installed on millions of OEM tablets worldwide. The Company earns license fees based on the OEM agreements dependent on the number of devices the Kidoz Kid Mode OS is installed.

Rooplay

The Company owns Rooplay (www.rooplay.com) the cloud-based EduGame system for kids to play multiple games to learn and play. The platform is live on the Google’s Android system and has stand-alone games available on Apple’s iOS and Google’s Android systems.

Trophy Bingo and Garfield Bingo

The Company has the social bingo games Trophy Bingo and Garfield Bingo which are available on Apple’s iOS, Google’s Android, and Amazon Android systems. Revenue is generated in the games via in-app purchases and advertising. Subsequent to the year ended December 31, 2022, Trophy Bingo and Garfield Bingo were discontinued.

C. Organizational structure.

For the year ended December 31, 2022, we conducted our business through the Anguilla incorporated entity and through our wholly-owned subsidiaries Kidoz Ltd. (“Kidoz Ltd.”), Shoal Media (Canada) Inc. (“Shoal Media Canada”), Shoal Games (UK) plc (“Shoal UK”), Shoal Media Inc. (“Shoal Media”), Prado Media Ltd. (“Prado Media”), Shoal Media UK Ltd. (“Shoal Media UK”), and Rooplay Media Kenya Limited. (“Rooplay Kenya”). Effective January 1, 2023, we will conduct our business through the Canadian incorporated entity and its subsidiaries.

Shoal Media Canada was incorporated under the laws of British Columbia, Canada, on February 10, 1998, as 559262 B.C. Ltd. and changed its name to Bingo.com (Canada) Enterprises Inc. on February 11, 1999. It subsequently changed its name to English Bay Office Management Limited on September 8, 2003. Effective March 11, 2016, it changed its name to Shoal Media (Canada) Inc.

On August 15, 2002, 99% of the share capital of Shoal UK was acquired. Shoal UK was incorporated under the laws of England and Wales on August 18, 2000, as CellStop plc. and changed its name to Bingo.com (UK) plc. on August 5, 2002. During the year ended December 31, 2015, the Company changed the name of the company to Shoal Games (UK) plc. Subsequent to the year ended December 31, 2022, Shoal Games (UK) plc was discontinued and struck off.

On January 21, 2008, Coral Reef Marketing Inc., was incorporated under the laws of Anguilla, British West Indies. During the year ended December 31, 2022, Coral Reef Marketing Inc. was merged with Kidoz Inc. and Kidoz Inc. is the surviving corporation.

On January 1, 2013, 100% of the share capital of Shoal Media Inc., an Anguillian Company was acquired.

On October 25, 2016, Rooplay Media Ltd., was incorporated under the laws of British Columbia, Canada. During the year ended December 31, 2022, Rooplay Media Ltd. was renamed Prado Media Ltd.

On March 27, 2017, Shoal Media UK Ltd. was incorporated under the laws of England and Wales.

On July 12, 2017, Rooplay Media Kenya Limited was incorporated under the laws of Kenya.

On March 4, 2019, the Company completed the acquisition of all of the issued and outstanding equity securities of Kidoz Ltd. (“Kidoz”) (www.kidoz.net), a privately held Israeli company.

D. Property, plants and equipment.

Since 2005 our executive office is located in The Valley, Anguilla, British West Indies. We commenced the present lease agreement on April 1, 2010, for a period of one year. Unless 3 months’ notice is given it automatically renews for a future 3 months until notice is given. The monthly rental is $250. Subsequent to the year ended December 31, 2022, the rental on the executive office in Anguilla was discontinued.

We have 2 primary development and operational offices located in Vancouver, Canada and Netanya, Israel.

During the year ended December 31, 2019, the Company signed a five-year lease in Vancouver, Canada ending March 2024. This facility comprises approximately 1,459 square feet. The monthly rental is approximately $4,071.

Kidoz Ltd. has an annual office lease in Netanya, Israel, with rent payable on a quarterly basis. The operating lease expired on July 14, 2017, but unless 3 months’ notice is given it automatically renews for a future 12 months until notice is given. This facility comprises approximately 190 square metres. The monthly rental is approximately $4,065.

We operate a sales and marketing office in London, United Kingdom. There are no direct monthly rental fees associated with the London office.

We believe that these facilities will be adequate to meet our requirements for the near future and that suitable additional space will be available if needed. Since March 2020, the majority of Kidoz staff world-wide is operating from home or other suitable locations and interacting on a daily basis through communication technologies. It is anticipated this will continue for the foreseeable future due to the benefits derived with increased productivity and personal satisfaction from our staff. Other than described above, neither we, nor any of our subsidiaries presently own or lease any other property or real estate.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in this Report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Report.

Kidoz Inc. (TSXV: KIDZ) is a mobile advertising technology company and owner of the KIDOZ Safe Ad Network (www.kidoz.net) and the Kidoz Publisher Software Development Kit (“SDK”). By developing solutions for app developers to monetize with safe, relevant, and fun ads we help keep the Google and Apple app stores safe and free for children. Our commitment to children’s privacy and safety has created one of the fastest growing mobile networks in the world. Unlike most digital advertising, every campaign on the Kidoz platform is free of location information, device identifiers, behavioural data, and other trackers used by advertisers to identify and track users across the Internet commonly known as IDFA and AAID. Our technology does not rely on any permanent identifiers, and as Google and Apple begin to disallow persistent trackers from being employed by any network (child-directed or not), Kidoz’s strength increases.

The following discussion and analysis of the Company’s financial condition and results of operations are presented in United States Generally Accepted Accounting Principles (“US GAAP”) and presented in US Dollars, the Company’s functional currency.

A. Operating results

Results of Operations

Year Ended December 31, 2022, Compared with Year Ended December 31, 2021

	2022	2021	2020

Revenue	$15,097,056	$12,484,639	$7,148,029

Cost of sales	9,973,211	7,152,307	3,800,114
Gross (loss) profit	5,123,845	5,332,332	3,347,915

Operating expenses excluding interest and other income (expenses)	(5,897,412)	(4,357,188)	(2,681,491)
Amortization of right-of-use assets	(28,935)	(40,851)	(54,071)
Depreciation and amortization	(557,267)	(565,540)	(564,628)
Gain on derivative liability – warrants	23,314	60,207	-
Interest and other income	185	241	1,003
Income tax recovery / (expense)	150,489	(216,677)	55,243
Stock awareness program	(161,332)	(402,845)	-
Net (loss) income	$(1,347,113)	$(190,321)	$103,971

Basic and diluted net (loss) income per share from continuing operations	$(0.01)	$(0.00)	$0.00
Weighted average common shares outstanding	131,481,983	131,340,989	131,124,989

Revenue

Total revenue, net of platform fees (to Apple, Google, and Amazon) and withholding taxes, for the year ended December 31, 2022, increased to $15,097,056, an increase of 21% over total revenue net of fees and withholding taxes of to $12,484,639 for fiscal 2021. Ad Tech advertising revenue for the year ended December 31, 2022, was $14,425,918 an increase of 18% over Ad Tech advertising revenue of $12,194,518 for fiscal 2021. Programmatic advertising revenue for the year ended December 31, 2022, was $361,394 an increase of 518% over Programmatic advertising revenue of $58,507 for fiscal 2021. Content revenue for year ended December 31, 2022, increased to $309,744, an increase of 34% over content revenue of $231,614 for fiscal 2021. The increase in total revenue over fiscal 2021 is due to the growth of our publisher reach and our advertising customers increasing their advertising budgets with the Kidoz safe mobile network. Programmatic revenue commenced in fiscal 2021 and in fiscal 2022 we actively started promoting this revenue stream and hired sales and support staff to operate it. The increase in content revenue is due to the increase of OEM sales of kids’ tablets.

Selling and marketing expenses

Sales and marketing expenses for the year ended December 31, 2022, were $1,039,713, an increase of 62% over selling and marketing expenses of $641,393 for fiscal 2021. The increase in sales and marketing expenses over fiscal 2021 is due to an increase in sales and marketing staff to manage the anticipated growth in the Direct, Programmatic and Performance segments of our AdTech business. Selling and marketing expenses consist primarily of sales staff salaries and benefits and publishing services and user acquisition costs incurred to acquire game players.

We expect to incur increased sales and marketing expenses in selling the Ad tech advertising and to grow the Ad tech advertising revenue. There can be no assurances that these expenditures will result in increased traffic or significant additional revenue.

Content and software development

We do not capitalize our development costs. Content and software development costs of $2,496,877 were expensed for year ended December 31, 2022, an increase of 49% from content and software development costs of $1,678,848 expensed for fiscal 2021. These increases over fiscal 2021, is due to the hiring of additional development staff and the outsourcing of certain software development to increase the development of our base technologies including the development of the Prado technology. In addition, as we have expanded our global reach our server costs have increased.

General and administrative expenses

General and administrative expenses consist primarily of legal and professional fees, premises costs for our offices and development facilities, and other general corporate and office expenses. General and administrative expenses increased to $760,936 for the year ended December 31, 2022, an increase of 26% over general and administrative expenses of $604,882 in fiscal 2021. The increase in general and administrative expenses is due an increase in fees paid to our professional advisors and an increase in legal and filing fees for the Normal Course Issuer Bid and the continuation of the Company out of Anguilla and into Canada.

We expect to continue to incur general and administrative expenses to support the business, and there can be no assurances that we will be able to generate sufficient revenue to cover these expenses.

Salaries, wages, consultants, and benefits

Salaries, wages, consultants, and benefits increased to $751,811 for the year ended December 31, 2022, an increase of 8% over salaries, wages, consultants, and benefits of $693,964 for fiscal 2021. The increase in salaries, wages, consultants, and benefits over fiscal 2021, is due to an increase in the overall headcount of staff employed by the Company to service its rapid growth.

Depreciation and amortization

Intangible assets are amortized using a straight-line method over three to eight years. These intangible assets include customer lists, the technology for Kidoz OS and the software development kits (“SDK”) for our advertising platform. These intangible assets are as result of the acquisition of Kidoz Ltd. The amortization for the year ended December 31, 2022, was $547,460 compared to $556,072 in fiscal 2021. The decline is amortization for the year ended December 31, 2022, is due the full amortization of the Kidoz OS technology.

Equipment is depreciated using the declining balance method over the useful lives of the assets, ranging from three to five years. Depreciation increased to $9,807 during the year ended December 31, 2022, over depreciation of $9,468 in fiscal 2021. This increase in depreciation and amortization compared to fiscal 2021, is due to the acquisition of new equipment and the write-off of old equipment.

Stock-based compensation expense

During the year ended December 31, 2022, the Company incurred non-cash stock compensation expenses of $696,248 compared to non-cash stock compensation expenses of $660,266 for fiscal 2021. During the year ended December 31, 2022, the Company granted 2,550,000 options. The options granted in fiscal 2022, are issued to consultants and employees as per the Company’s amended 2015 Rolling Stock Option Plan. The non-cash stock compensation program is an integral part of the Companies overall Staff Compensation Program.

Stock awareness program

During the year ended December 31, 2021, the Company commenced a corporate stock awareness program. The Company engaged Research Capital Corporation, Agora Internet Relations Corp., Stockhouse Publishing Ltd. and Proactive for financial and capital markets advisory services and to assist with general market outreach to increase investor awareness as the Company continues to achieve important milestones and grow its investor base. During the year ended December 31, 2022, the Company discontinued its stock awareness program with Stockhouse Publishing Ltd.

The Company incurred stock awareness expenses of $161,332 for year ended December 31, 2022, a decrease of 60% from stock awareness expenses of $402,845 expensed for fiscal 2021. The decrease in Stock Awareness expenses compared to fiscal 2021 is due to the planned reduction in stock awareness commitments.

Other income and expenses

During the year ended December 31, 2022, the Company has a foreign exchange loss of ($142,857) compared to foreign exchange loss of ($69,835) in the prior year. These losses are due to the exchange rate movements of the US Dollar compared to the Pound Sterling, Israeli Shekel, European Euro, and the Canadian Dollar. The Company does not hedge its cash assets.

During the year ended December 31, 2022, we received interest income of $185 compared to interest income of $241 in the prior year. The interest income is received from bank term deposits from investing our cash. The decrease in interest income is due to lower bank account balances in interest earning bank accounts in fiscal 2022 compared to fiscal 2021.

During the year ended December 31, 2022, the Company had a gain on the derivative liability – warrants of $23,314 compared to gain on the derivative liability – warrants of $60,207 in fiscal 2021. This derivative liability – warrants results from the issuance of the 230,000 warrants to Research Capital Corporation during the year ended December 31, 2021, and will expire in the year ended December 31, 2023.

Amortization of right-of-use assets

On January 1, 2020, the Company adopted ASC Topic 842 using the modified retrospective transition method. Topic 842 requires the recognition of lease assets and liabilities for operating leases. The Company recognized right-of-use assets relating to the brand licenses and the Vancouver, Canada and Anguillian office rental. During the year ended December 31, 2022, the Company amortized $28,935 compared to right-of-use assets amortization of $40,851 in fiscal 2021.

Income taxes

During the year ended December 31, 2022, the Company had a tax recovery of $150,489 compared to a tax expense of $216,677 in fiscal 2021. Our Israeli subsidiary had a deferred tax asset of $210,499 compared to a deferred tax liability of $210,449 in fiscal 2021. This deferred tax asset relates to the acquisition of Kidoz Ltd. intangible assets. During the year ended December 31, 2022, the subsidiaries of the Company had a tax expense of $60,010 compared to a tax expense of $6,178 in fiscal 2021.

During the year ended December 31, 2005, Bingo.com, Inc. merged with its subsidiary Bingo.com, Ltd. in Anguilla, British West Indies. Anguilla is a zero-tax jurisdiction. Subsequent to the year ended December 31, 2022, Kidoz Inc. continued out of the jurisdiction of the Anguillian Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act (“CBCA”) and will become a Canadian taxpayer.

Net (loss) income and (loss) income per share

The net loss after taxation for the year ended December 31, 2022, amounted to ($1,347,113) a loss of ($0.01) per share, compared to a net loss of ($190,321), a loss of ($0.00) per share, in the year ended December 31, 2021. The net loss increased for the year ended December 31, 2022, despite an increase in revenue due to an increase in staff and outsourcing of certain software development. This increase in staff is due to the hiring of additional development staff and sales and marketing personnel to increase the development of our base technology and increase our sales and account management respectively.

Year Ended December 31, 2021, Compared with Year Ended December 31, 2020

Revenue

Total revenue, net of platform fees (to Apple, Google and Amazon) and withholding taxes, for the year ended December 31, 2021, increased to $12,484,639, an increase of 75% over total revenue net of fees and withholding taxes of $7,149,900 for fiscal 2020. Ad Tech advertising revenue for the year ended December 31, 2021, was $12,194,518 an increase of 81% over Ad Tech advertising revenue of $6,731,570 for fiscal 2020. Content revenue for year ended December 31, 2021, decreased to $231,614, a decrease of 42% over content revenue of $399,965 for fiscal 2020. Programmatic advertising revenue commenced in fiscal 2020 and for the year ended December 31, 2021, was $58,507, an increase over Programmatic advertising revenue of $18,365 for fiscal 2020. The increase in total revenue over fiscal 2020 is due to the growth of our publisher reach and our advertising customers increasing their advertising budgets with the Kidoz safe mobile network. The decrease in content revenue is due to the reduced OEM sales of kids’ tablets.

Selling and marketing expenses

Sales and marketing expenses for the year ended December 31, 2021, were $641,393, an increase of 61% over selling and marketing expenses of $397,948 for fiscal 2020. The increase in sales and marketing expenses over fiscal 2020 is due to an increase in the sales and marketing team to serve our clients better.

General and administrative expenses

General and administrative expenses increased to $604,882 for the year ended December 31, 2021, an increase of 14% over general and administrative expenses of $528,708 in fiscal 2020. The increase in general and administrative expenses is due an increase in fees paid to our professional advisors. The Company continues to maintain its current office space despite the large majority of our staff working from home since early March 2020.

Salaries, wages, consultants, and benefits

Salaries, wages, consultants, and benefits increased to $693,964 for the year ended December 31, 2021, an increase of 47% over salaries, wages, consultants, and benefits of $470,658 for fiscal 2020. The increase in salaries, wages, consultants, and benefits over fiscal 2020, is due to an increase in the overall headcount of staff employed by the Company to service its rapid growth and bonuses paid.

Depreciation and amortization

Intangible assets are amortized using a straight-line method over three to eight years. These intangible assets include customer lists, the technology for Kidoz OS and the software development kits for advertising platform. These intangible assets are as result of the acquisition of Kidoz Ltd. The amortization for the year ended December 31, 2021, was $556,072 compared to $556,073 in fiscal 2020.

Equipment is depreciated using the declining balance method over the useful lives of the assets, ranging from three to five years. Depreciation decreased to $9,468 during the year ended December 31, 2021, over depreciation of $8,555 in fiscal 2020. This increase in depreciation and amortization compared to fiscal 2020, is due to the acquisition of new equipment and the write off of old equipment.

Content and software development

We do not capitalize our development costs. Content and software development costs of $1,678,848 were expensed for year ended December 31, 2021, an increase of 46% from content and software development costs of $1,149,902 expensed for fiscal 2020. These increases over fiscal 2020, is due to the hiring of additional development staff as a result of an increased focus in development of our base technology and the development of our safe programmatic ad sourcing solution Kidoz Connect.

Stock-based compensation expense

During the year ended December 31, 2021, the Company incurred non-cash stock compensation expenses of $660,266 compared to non-cash stock compensation expenses of $158,883 for fiscal 2020. During the year ended December 31, 2021, the Company granted 2,675,000 options. The options granted in fiscal 2021, are issued to consultants and employees as per the Company’s 2015 Rolling Stock Option Plan.

Stock awareness program

During the year ended December 31, 2021, the Company commenced a corporate stock awareness program. The Company incurred stock awareness expenses of $402,845 during the year ended December 31, 2021, of which $316,237 is a non-cash expense from the issuance of shares and warrants.

Other income and expenses

During the year ended December 31, 2021, the Company has a foreign exchange loss of ($69,835) compared to foreign exchange gain of $32,856 in the prior year. These (losses) / gains are due to the exchange rate movements of the US Dollar compared to the Pound Sterling, Israeli Shekel, and the Canadian Dollar. The Company does not hedge its cash assets.

During the year ended December 31, 2021, we received interest income of $241 compared to interest income of $1,003 in the prior year. The interest income is received from bank term deposits from investing our cash. The decrease in interest income is due to lower bank account balances in interest earning bank accounts in fiscal 2021 compared to fiscal 2020.

During the year ended December 31, 2021, the Company had a gain on the derivative liability – warrants of $60,207 from the issuance of the 230,000 warrants to Research Capital Corporation during the year ended December 31, 2021.

Amortization of right-of-use assets

On January 1, 2020, the Company adopted ASC Topic 842 using the modified retrospective transition method. Topic 842 requires the recognition of lease assets and liabilities for operating leases. The Company recognized right-of-use assets relating to the brand licenses and the Vancouver, Canada and Anguillian office rental. During the year ended December 31, 2021, the Company amortized $40,851 compared to right-of-use assets amortization of $54,071 in fiscal 2020. The decrease over fiscal 2020, is due to certain licensing expiring.

Income taxes

During the year ended December 31, 2021, had tax expense of $216,677. Our Israeli subsidiary had a deferred tax liability of $210,449 from the acquisition of Kidoz Ltd. intangible assets and a subsidiary of the Company of tax expense of $6,178. During the year ended December 31, 2020, a subsidiary of the Company applied for a Canadian tax credit in relation to fiscal 2019. The Company received a tax credit of $55,243 in fiscal 2020. The Company is no longer eligible to receive the Canadian Tax credit, so no funds were received in fiscal 2021.

Net (loss) income and (loss) income per share

The net loss after taxation for the year ended December 31, 2021, amounted to ($190,321) a loss of ($0.00) per share, compared to a net income of $103,971, an income of $0.00 per share, in the year ended December 31, 2020. The net loss increased for the year ended December 31, 2021, despite an increase in revenue due to the initiation of the stock awareness program, a one-time bonuses paid to our staff and consultants in fiscal 2021 in recognition of their dedicated service during the stressful COVID-19 period and the deferred tax liability on the intangibles assets acquired in the acquisition of Kidoz Ltd.

Net Cash generated from Operations and Adjusted EBITDA

Due to our focus on maintaining a strong balance sheet while striving to continue our rapid growth on an annual basis and to evaluate our performance and make financial and operational decisions accordingly we pay close attention to our net cash generated from operations and our adjusted EBITDA.

Our net cash from operations for the year ended December 31, 2022, was $433,745 compared to $851,533 in fiscal 2021 and $256,978 in fiscal 2020. This decrease was due to our expansion of our R&D program to increase the development of our base technologies and encompass the Prado technology to facilitate our entrance into the total Ad-tech market while maintaining out leadership position in the kid safe arena.

Additionally, our Adjusted Earnings Before Interest; Taxes; Depreciation and Amortization; stock awareness program; stock-based compensation and impairment of goodwill (“Adjusted EBITDA”) for the year ended December 31, 2022, amounted to a loss of ($231,395) compared to an Adjusted EBITDA of $1,507,951 in fiscal 2021 and $771,236 in fiscal 2020.

Our Adjusted EBITDA is reconciled as follows:

	2022	2021	2020
(Loss) Income for the year	$(1,347,113)	$(190,321)	$103,971

Depreciation and amortization	557,267	565,540	564,628
Stock awareness program	36,191	316,237	-
Stock-based compensation	696,248	660,266	158,883
Gain on derivative liability – warrants	(23,314)	(60,207)	-
Interest and other income	(185)	(241)	(1,003)
Income tax (recovery) expense	(150,489)	216,677	(55,243)

Adjusted EBITDA	$(231,395)	$1,507,951	$771,236

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We encourage investors to review the GAAP financial measures included in this Annual Report, including our consolidated financial statements, to aid in their analysis and understanding of our performance and in making comparisons.

B. Liquidity and capital resources

The Company generates cash from operations but does have a line of credit with the Leumi Bank in Israel if required. During the year ended December 31, 2021, the Company drew $200,000 from the line of credit. The loan was repaid in full during the year ended December 31, 2021.

The Company believes it has sufficient cash resources to meet its current growth and development objectives. Although the Company has relied on revenue generated through its business, external funding may be required to continue growing the existing business and scaling operations. There can be no assurance that adequate funding will be available in the future, or under terms that are favorable to the Company.

December 31, 2022, Compared to December 31, 2021

We had cash of $2,363,530 and working capital of $4,147,176 as at December 31, 2022. This compares to cash of $2,078,607 and working capital of $4,536,852 as at December 31, 2021.

During the year ended December 31, 2022, we provided cash of $433,745 in operating activities compared to providing cash of $851,533 in the prior year.

Net cash provided by financing activities was ($122,289) in the year ended December 31, 2022, which compares to cash provided by financing activity of $1,413 in fiscal 2021. This increase related to the Company acquiring 275,000 shares acquired pursuant to the NCIB in effect at an aggregate cost of $87,778.

Cash of ($26,533) was used in investing activities in fiscal 2022, compared to cash used of ($384) in the prior year. This increase related to the acquisition of new equipment for our new staff.

December 31, 2021, Compared to December 31, 2020

We had cash of $2,078,607 and working capital of $4,536,852 as at December 31, 2021. This compares to cash of $1,226,045 and working capital of $3,071,545 as at December 31, 2020.

During the year ended December 31, 2021, we provided cash of $851,533 in operating activities compared to providing cash of $256,978 in the prior year.

Net cash provided by financing activities was $1,413 in the year ended December 31, 2021, which compares to cash provided by financing activity of $23,392 in fiscal 2020.

Cash of ($384) was used in investing activities in fiscal 2021, compared to cash used of ($21,537) in the prior year.

Our future capital requirements will depend on several factors, including costs associated with the further development of the Ad tech advertising business, the cost of marketing and customer acquisition costs, the development of new products, the acquisition of new companies and the success of our overall business.

C. Research and development, patents and licenses, etc.

The Company is continually developing its technology to improve operations and to offer a better service to our customers. The Company expenses all software development costs as incurred for the year ended December 31, 2022 and 2021. As at December 31, 2022 and 2021, all capitalized software development costs have been fully amortized, and the Company has no capitalized software development costs.

D. Trend information.

Normal Course Issuer Bid:

During the year ended December 31, 2022, the Company filed a Notice of Intention to Make a Normal Course Issuer Bid (the “Notice of Intention”) with the TSX Venture Exchange (“TSX-V”) on September 15, 2022. Upon receiving approval from the TSX-V, effective September 16, 2022, the Company commenced a normal course issuer bid (“NCIB”), whereby the Company may purchase for cancellation up to 6,579,074 shares, being 5% of the issued and outstanding shares as of such date. Any purchases under the NCIB will be made on the open market through the facilities of the TSX-V or alternative Canadian trading systems. Purchases will be made at market prices of the shares at the time of acquisition.

Purchases under the NCIB may commence as of September 16, 2022, and will end on the earlier of: (i) September 14, 2023; or (ii) the date on which the Company has purchased the maximum number of shares to be acquired under the NCIB. The Company may terminate the NCIB earlier if it feels it is appropriate to do so.

The normal course issuer bid will be conducted through Kidoz Inc’s broker Research Capital Corporation. The purchase and payment of the common shares will be made in accordance with the requirements of the TSX-V and applicable securities laws. The actual number of common shares purchased, timing of purchases and share price will depend upon market conditions at the time and securities law requirements. All common shares acquired will be returned to treasury and cancelled.

The purchase of and payment for the shares will be made in accordance with the requirements of the TSX-V and applicable securities laws. The actual number of shares purchased, timing of purchases and share price will depend upon market conditions at the time and securities law requirements. All shares acquired pursuant to the NCIB will be returned to treasury and cancelled.

During the year ended December 31, 2022, 275,000 shares were acquired pursuant to the NCIB in effect, at an aggregate cost of $87,778. During the year ended December 31, 2022, 233,500 shares were cancelled.

Subsequent to the year ended December 31, 2022, 41,500 shares which were acquired during the year ended December 31, 2022, pursuant to the NCIB in effect, at an aggregate cost of $11,793, were cancelled.

Subsequent to the year ended December 31, 2022, 2,000 shares which were acquired pursuant to the NCIB in effect, were cancelled.

Common Shares

The bid quotations set forth below, reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual transactions.

	TSX-V - KIDZ		OTC - KDOZF
Quarter Ended	High(1) CAD$	Low (1) CAD$	High(1) US$	Low(1) US$
December 31, 2022	$0.55	$0.245	$0.40	$0.02
September 30, 2022	$0.405	$0.26	$0.51	$0.06
June 30, 2022	$0.55	$0.395	$0.51	$0.10
March 31, 2022	$0.60	$0.44	$0.65	$0.35
December 31, 2021	$0.75	$0.58	$0.64	$0.45
September 30, 2021	$0.76	$0.60	$0.61	$0.45
June 30, 2021	$1.14	$0.63	$0.96	$0.53
March 31, 2021	$1.20	$0.45	$0.98	$0.35

1. Prices as per Yahoo! TM Finance

E. Critical Accounting Estimates

The information provided in this Form 20-F, including the consolidated financial statements, is the responsibility of management. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. There is a full disclosure and description of the Company’s critical accounting policies, estimates, judgments, assumptions in the consolidated financial statements as at December 31, 2022 in notes 1 and 2.

Significant areas requiring the use of estimates include the collectability of accounts receivable, the valuation of stock-based compensation, the valuation of deferred tax assets and liabilities, the useful lives of intangible assets, and the derivative liability – warrants valuation. Actual results may differ significantly from these estimates.

The following discussion of critical accounting policies is intended to supplement the Summary of Significant Accounting Policies presented as Note 2 to our audited consolidated financial statements presented elsewhere in this report. Note 2 summarizes the accounting policies and methods used in the preparation of our consolidated financial statements.

We consider the following accounting policies to be both those most important to the portrayal of our financial condition and require the most subjective judgment:

- Revenue recognition;

- Software development;

- Impairment of long-lived assets

- Goodwill

F. Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements for the years ended December 31, 2022, 2021 and 2020.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers as at December 31, 2022, are as follows:

Name	Age	Position	Audit Committee	Governance Committee	Compensation Committee
T. M. Williams	82	Executive Chairman
J. M. Williams	47	Chief Executive Officer		X
E. Ben Tora	52	President & General Manager EMEA
F. Curtis	58	Non-Executive Director	X	X*	X
C. Kalborg	61	Non-Executive Director	X*	X	X
M. David	57	Non-Executive Director	X		X*
H. W. Bromley	52	Chief Financial Officer
T. H. Williams	53	VP Product

X* - Chairman of Committee

Tryon (Tarrnie) M. Williams – Chairman, Member of the Board of Directors

Mr. T. M. Williams served as President, Chief Executive Officer and Chairman from August 2001 until June 2011 and from June 2011 till May 2022, Mr T. M. Williams served as Executive Chairman. From May 2022, Mr. T. M. Williams has served as the Chairman of the Company. Since 1984, Mr. Williams has served as a principal of T.M. Williams (ROW), Inc., a private consulting firm, and from 1993 until 2008, was Adjunct Professor, Sauder School of Business at the University of British Columbia. From 1988 to 1991, he was President and Chief Executive Officer of Distinctive Software, Inc. in Vancouver, BC, and, upon the acquisition of that company by Electronic Arts Inc., North America’s largest developer of entertainment software, he became President and Chief Executive Officer of Electronic Arts (Canada) Inc., where he continued until 1993. From 1995 to 2012, Mr. T. M. Williams was a director of YM Biosciences, Inc., a biotechnology company, until its acquisition by Gilead Sciences, Inc. In addition, he is a director of several other private corporations.

Jason Williams – Chief Executive Officer, Member of the Board of Directors

Mr. J.M. Williams has been a director since July 2007 and from June 2011 to March 2019, Mr. J. M. Williams served as the sole Chief Executive Officer of the Company. Since the acquisition of Kidoz Ltd. in 2019 until May 2022, he served as Co- Chief Executive Officer. From May 2022, has served the sole Chief Executive Officer of the Company. Prior to his employment with Kidoz Inc., he was a Business Analyst with Blue Zone Inc. (a technology company) and RBC Dominion Securities. Mr. J. M. Williams has a Bachelor of Commerce degree from the University of Victoria and a Masters of Business Administration degree, specializing in strategic marketing, from the University of Warwick. In addition, Mr. J. M. Williams is a Non-Executive Director of Adventurebox Technology AB (pubL). Mr. J. M. Williams is the son of Mr. T. M. Williams, the Company’s Chairman.

Eldad Ben Tora - President, Member of the Board of Directors

Mr. E. Ben Tora served as Co-Chief Executive Officer from the acquisition by the Company of Kidoz Ltd in March 2019 until May 2022. Since May 2022, Mr. E. Ben Tora has served as the President & General Manager EMEA. Mr. E. Ben Tora was a co-founder of Kidoz Ltd. and has served as its Chief Executive Officer and Chief Revenue Officer since June 2013. Previously he served as General Manager and Chief Product officer at Bluesnap (formerly Plimus), which was acquired by Great Hill Partners in 2011. Mr. E. Ben Tora holds a bachelor’s degree in management and communication from the College of management in Tel Aviv. Mr. E. Ben Tora is a serial entrepreneur and senior executive in venture-backed and public Internet companies, both early and growth stage, bringing extensive experience in operating and scaling tech companies.

Fiona Curtis – Non-Executive Director

Ms. F. Curtis has served as a director of the Company since June 10, 2009. She has served as Compliance Officer and General Corporate Secretary for Counsel Limited, an Anguillian financial services corporation, since 2006. Ms. F. Curtis is the Managing Director of Counsel Limited. Ms. F. Curtis has been working in the financial services industry since 1990. She started at the brokerage firm, Burns Fry, in Toronto (now Nesbitt Burns, Bank of Montreal). She completed her Canadian Securities Course and became a licensed Securities Broker in 1992. She was educated in England, and attended the University of Toronto, Canada for her undergraduate degree. Ms. F. Curtis’s MBA in Finance & International Affairs was granted by the Rotman School of Business, University of Toronto. Ms. F. Curtis obtained her Associates Degree in Captive Insurance in 2018. She has also served as Chairman of the Board of Anguilla Finance (2016 - 2020), the marketing body for Anguilla Financial Services. Ms. F. Curtis is a Founding Member and Director of the Anguilla Compliance Association, now serving as Chairman.

Claes Kalborg – Non-Executive Director

Mr. C. Kalborg is a 20-year licensing veteran with experience from leading game companies such as Rovio (the makers of Angry Birds) and King.com (the makers of Candy Crush). Taking on the aptly named role of licensing guru, Mr. C. Kalborg has gathered close to 50 licensees and established a network of regional agents for Candy Crush around the world. Those agents include Striker Entertainment in the U.S. and Canada; Tycoon Enterprises in Latin America (except Argentina and Brazil); Tycoon 360 in Brazil; IMC in Argentina; Mediogen in Israel; Sinerji in Turkey; Pacific Licensing Studio in Southeast Asia; Wild Pumpkin Licensing in Australia and New Zealand; PPW in greater China; and Voozclub in Korea. Mr. C. Kalborg brings a wealth of experience and a deep network in licensing and technology to Kidoz Inc. In addition, Mr. C. Kalborg is a Non-Executive Director of Fragbite, LL Games and Adventurebox Technology AB (pubL) and he is a partner in Swiss based Non Violence S.A owning the IP rights for the globally renowned symbol “The Knotted Gun” and a board member and partner in CF Entertainment holding global rights for the Crazy Frog.

Moshe David – Non-Executive Director

Mr. M. David is an Investor, Executive, Board Director and Chairman. Currently serves as Chairman in WiseSight Technologies and Board member and Advisor at Omnisys, Mappo, Sweetch, Swapp, Bria.ai and Kidoz Ltd. Until early 2022 served as Chief Executive Officer at TIBA, a global leader in Parking revenue systems where he has quadrupled its revenue and became the market leader in North America. Prior to TIBA, Mr. David founded several companies and served as an Executive and Board member in several more, including NlightU, OzVision and TvPoint. Mr. David also served as deputy CEO managing Ness Technologies and as President of North America in Amdocs Inc., in both roles managing businesses of hundreds of millions of USD$ and thousands of employees around the globe. Mr. David started his career in the Israeli Airforce. He has a BA in Economics and Computer Science from Bar Ilan University in Israel, and an MBA Cum Laude from Boston University.

Mr. H. W. Bromley has served as our Chief Financial Officer since July 2002. From 2000 to 2001, Mr. Bromley was a Director and the Group Financial Officer for Agroceres & Co. Ltd. From 1995 - 1999, he was an employee of Ernst & Young working in South Africa and in the United States of America. Mr. Bromley has in addition worked for CitiBank, Unilever PLC, Gerrard, Roadhouse Interactive Ltd. and CellStop Systems Inc. Mr. Bromley is a Chartered Accountant.

Mr. T. H. Williams is VP Product, where he leads technology and product development. A highly experienced, creative leader who has dedicated his career to building products on the forefront of technology. Mr. T. H. Williams has led development on a wide variety of platform launches, new devices, and innovative business models, and has helped build and operate multiple successful studios and teams, including Electronic Arts Inc. in Vancouver, Canada and Los Angeles, United States; Relic Entertainment Inc.; Roadhouse Interactive Ltd.; and Blueprint Reality Inc. He is passionate about his teams, loves solving hard problems, and has produced over $2 billion in retail product sales across his career. Mr. T. H. Williams is the son of Mr. T. M. Williams, the Company’s Executive Chairman.

B. Compensation

		Annual Compensation			Long-term Compensation
Name and Principal Position	Year	Fees	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options granted	All Other Compensation
		$	$	$	$	(#)	$
T.M. Williams -	2022	168,734	-	-	-	150,000	-
Chairman (1)	2021	132,000	19,800	-	-	100,000	-
	2020	112,200	-	-	-	50,000	-
J. M. Williams	2022	208,184	-	-	-	150,000	-
CEO (2)	2021	172,567	25,611	-	-	100,000	-
	2020	141,067	-	-	-	50,000	-
E. Ben Tora	2022	216,957	-	-	-	50,000	-
President & General (3)	2021	194,680	22,278	-	-	100,000	-
Manager EMEA (3)	2020	175,040	-	-	-	350,000
H. W. Bromley	2022	196,064	25,742	-	-	150,000	-
CFO (4)	2021	144,464	25,742	-	-	100,000	-
	2020	131,231	-	-	-	50,000	-
T. H. Williams	2022	182,556	-	-	-	150,000	-
VP Product (5)	2021	157,321	10,779	-	-	100,000	-
	2020	110,524	-	-	-	150,000	-

(1)	All of the compensation paid to the Named Executive Officer is paid to T.M. Williams (ROW), Ltd. for the services of Mr. T. M. Williams.

(2)	During the year ended December 31, 2022, Mr. J. M. Williams became an employee of Shoal Media (Canada) Inc., a wholly owned subsidiary of Kidoz Inc. Prior to Mr. J. M. Williams becoming an employee his compensation was paid to LVA Media Inc. for the services of Mr. J. M. Williams as CEO of the Company and Jayska Consulting Ltd for the marketing services of Mr. J. M. Williams.

(3)	All of the compensation paid to the Named Executive Officer is paid to Mr. E. Ben Tora as an employee of Kidoz Ltd.

(4)	All of the compensation paid to the Named Executive Officer is paid to Bromley Accounting Services Ltd. for the services of Mr. H. W. Bromley.

(5)	All of the compensation paid to the Named Executive Officer is paid to Farcast Operations Inc. Ltd. for the services of Mr. T. H. Williams.

Management Services Agreement

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Inc.	T. M. Williams	Chairman		$160,000
Bromley Accounting Services Ltd.	H. W. Bromley	CFO	CAD$	215,000
Farcast Operations Inc.	T. H. Williams	VP Product	CAD$	240,000

Compensation of Non-Executive Directors

The Non-Executive Directors receive a cash compensation for their services as members of the Board of Directors based on a compensation per meeting. During the year ended December 31, 2022, the Non-Executive Directors collectively received compensation of $8,970 (Fiscal 2021 - $8,000). The Executive directors currently do not receive cash compensation for their services as members of the Board of Directors. In addition, both the Non-Executive and the Executive Directors are reimbursed for expenses in connection with attendance at Board of Directors meetings and specific business meetings. Directors are eligible to participate in our stock option plans. Option grants to directors are at the discretion of the Board of Directors acting upon the recommendation of the Compensation committee.

C. Board Practices

We currently have six directors. All directors currently hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Our officers are appointed annually by the Board of Directors and hold office until their successors are appointed and qualified. Pursuant to the Company’s by-laws, the number of directors shall be increased or decreased from time-to-time by resolution of the Board of Directors or the shareholders. Mr. J. M. Williams and Mr. T. H. Williams are sons of Mr. T. M. Williams. There are no other family relationships between any of the officers and directors of the Company.

Committees of our board of directors

We currently have three committees of our Board of Directors.

-	Audit Committee - This committee will review the financial statements of the Company and propose to the board to approve the financial statements. The Committee meets quarterly to review and approve the quarterly financial statements and to discuss the affairs of the company with the auditors.

The Company’s audit committee has the overall duties and responsibilities to:

●	review the financial reporting process to ensure the accuracy of the financial statements of the Company;
●	assist the Board to properly and fully discharge its responsibilities;
●	strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;
●	evaluate the independent auditor’s qualifications, performance and independence;
●	facilitate the independence of the independent auditor;
●	assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and;
●	review the processes to monitor compliance with laws and regulations.

-	Governance Committee - This committee reviews the ethics policy of the Company and ensures compliance. It will make recommendations to the board for improvement in Corporate Governance. In addition, it will be this committee to whom a whistle blower will report.

The duties and responsibilities of the Corporate Governance Committee include, without limitation, the following:

●	Develop and monitor the Company’s overall approach to corporate governance issues and, subject to approval by the Board, implement and administer this process.
●	Advise the Board or any of the committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such committees.
●	Review with the Board, on a regular basis, but not less than annually, the terms of reference for the Board, each committee of the Board, the Chairman, and the Chief Executive Officer.
●	Review with the Board, on a regular basis, the methods, and processes by which the Board fulfils its duties and responsibilities, including without limitation:

i. the size of the Board;

ii. the number and content of meetings;

iii. the annual schedule of issues to be presented to the Board at its meetings or those of its committees;

iv. material which is to be provided to the directors generally and with respect to the meetings of the Board or its committees;

v. resources available to the directors; and

vi. the communication process between the Board and management.

●	Review and, as necessary, authorize a committee or an individual director to engage separate independent counsel and/or advisors at the expense of the Company in appropriate circumstances.
●	Make recommendation to the Board regarding changes or revisions to the Board’s Corporate Governance Guidelines;
●	Evaluate and make recommendations to the Board concerning the appointment of directors to the committees and the selection of Board committee chairs;
●	Annually evaluate and report to the Board on the performance and effectiveness of the Board and its committees;
●	Annually, in conjunction with the Chief Executive Officer, evaluate the performance of the Company’s management (other than the Chief Executive Officer). Conduct an annual review of succession planning and report its findings and recommendations to the Board;
●	Evaluate and lead the Board’s annual review of the Chief Executive Officer’s performance; and
●	Annually review and evaluate its performance.

-	Compensation Committee - This committee will propose the appointment and remuneration of the Chief Executive Officer including salary, stock options, and bonuses.

The duties and responsibilities of the Compensation Committee include, without limitation, the following:

●	to recommend to the Board compensation policies and guidelines for the Company; and
●	to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer and to approve compensation for all other designated officers of the Company, after considering the recommendations of the Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board.

D. Employees

As of December 31, 2022, we had 42 employees, consultants, and independent contractors throughout the world including sixteen full-time employees in Canada and Israel. Since 2006 it has been, and continues to be, the Company’s objective to control its costs by retaining consultants, as needed, to provide special expertise in developing internal strategic, marketing, accounting, and technical services. None of our employees or consultants are represented by a labor union, and we believe that our relationship with our employees and consultants is good.

We are substantially dependent upon the continued services and performance of J. M. Williams, Chief Executive Officer; Eldad Ben Tora, President & General Manager EMEA and T. M. Williams, Chairman. The loss of the services of these key individuals would have a material adverse effect on our business, financial condition, and results of operations. We do not carry any key man life insurance on any individuals.

E. Share ownership.

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of March 30, 2022, by:

-	each person known by us to beneficially own 5% or more of our outstanding common stock;
-	each of our directors;
-	each of the Named Executive Officers; and
-	all of our directors and Named Executive Officers as a group.

In general, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or debentures held by that person that are currently exercisable or convertible or exercisable or convertible within 60 days of April 19, 2023, are deemed outstanding.

Percentage of beneficial ownership is based upon 131,304,499 shares of common stock outstanding at April 19, 2023. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class
T. M. Williams (Canada)	17,040,316	(1)	12.01%

J. M. Williams (United Kingdom)	1,433,200	(2)	1.01%

E. Ben Tora (Israel)	5,764,965	(3)	4.06%

F. Curtis (Anguilla)	525,000	(4)	0.37%

C. Kalborg (Sweden)	500,000	(5)	0.35%

M. David (Israel)	1,382,991	(6)	0.97%

H. W. Bromley (Canada)	900,000	(7)	0.63%

T. H. Williams (Canada)	1,126,080	(8)	0.79%

All directors and Named Executive Officers as a group (8 persons)	28,672,552		20.19%

Pendinas Limited (Isle of Man)	27,839,464	(9)	19.62%

Wydler Global Equity Fund (Switzerland)	12,200,000	(10)	8.60%

Ordan Enterprises Ltd. (Israel)	8,670,808	(11)	6.11%

Norma Investment Ltd. (Cypress)	7,700,752	(12)	5.43%

(1)	Includes 16,515,316 shares held directly by Mr. T. M. Williams and 175,000 shares of common stock that may be issued upon the exercise of 175,000 stock purchase options with an exercise price of CAD$0.54 (approximately US$0.42) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share.

(2)	Includes, 908,200 shares held directly by Mr. J. M. and 175,000 shares of common stock that may be issued upon the exercise of 175,000 stock purchase options with an exercise price of CAD$0.54 (approximately US$0.42) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share.

(3)	Includes 5,214,965 shares held directly by Mr. E. Ben Tora and 350,000 shares of common stock that may be issued upon the exercise of 350,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 100,000 shares of common stock that may be issued upon the exercise of 100,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share.

(4)	Includes 50,000 shares held directly by Ms. F. Curtis and 175,000 shares of common stock that may be issued upon the exercise of 175,000 stock purchase options with an exercise price of CAD$0.54 (approximately US$0.42) per share and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share.

(5)	Includes 275,000 shares of common stock that may be issued upon the exercise of 275,000 stock purchase options with an exercise price of USD$0.50 per share and 100,000 shares of common stock that may be issued upon the exercise of 100,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share.

(6)	Includes 543,379 shares held indirectly by Mr. M. David and 339,612 shares indirectly by a Company owned by Mr. M. David and 300,000 shares of common stock that may be issued upon the exercise of 300,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 100,000 shares of common stock that may be issued upon the exercise of 100,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share.

(7)	Includes, 375,000 shares held directly by Mr. H. W. Bromley and 175,000 shares of common stock that may be issued upon the exercise of 175,000 stock purchase options with an exercise price of CAD$0.54 (approximately US$0.42) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share.

(8)	Includes, 676,080 shares held directly by Mr. T. H. Williams and 150,000 shares of common stock that may be issued upon the exercise of 150,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share.

(9)	Includes 27,839,464 shares held directly by Pendinas Ltd., a company wholly owned by Mr. G. R. Williams. Mr. G. R. Williams is not related to Mr. T. M. Williams, Mr. J. M. Williams nor Mr. T. H. Williams.

(10)	Includes 12,200,000 shares held directly by Wydler Global Equity Fund.

(11)	Includes 8,670,807 shares held directly by Ordan Enterprises Ltd.

(12)	Includes 7,700,752 shares held directly by Norma Investment Limited.

B. Related Party Transactions

As at and for the year ended December 31, 2022, the Company has the following related party transactions:

	2022	2021	2020
Directors fees	$8,970	$8,000	$8,248
Salaries, wages, consultants and benefits	659,558	612,492	456,042
Selling and marketing	126,920	77,906	57,498
Stock-based compensation (Note 10)	276,207	237,348	61,701
Content and software development (Note 8)	246,016	214,843	156,522
Closing balance for the year	$1,317,671	$1,150,589	$740,011

The Company has liabilities of $80,874 (2021 - $53,829) as at December 31, 2022, to current directors, officers and companies owned by the current directors and officers of the Company for employment, director and consulting fees.

During the year ended December 31, 2022, the Company granted 900,000 options with an exercise price of CAD$0.50 ($0.39) per share to current directors and officers of the Company.

During the year ended December 31, 2021, the Company granted the following options to related parties:

a) 400,000 options with an exercise price of CAD$0.50 ($0.39) per share.

b) 400,000 options with an exercise price of CAD$1.02 ($0.80) per share

The related party transactions are in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The Company’s financial statements are stated in United States dollars and are prepared in accordance with US GAAP.

Please see “Item 18—Financial Statements” below for additional information required to be disclosed under this item.

Legal Proceedings

We are not currently a party to any legal proceedings and were not a party to any other legal proceeding, during the fiscal year ended December 31, 2022. We are currently not aware of any legal proceedings proposed to be initiated against us. However, from time-to-time, we may become subject to claims and litigation generally associated with any business venture.

Dividend Policy

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the near term. We currently intend to retain future earnings, if any, to finance the growth of our business. We may, however, adopt in the future a policy to make cash dividends. Our future dividend policy is within the discretion of our board of directors. Any determination to pay or not pay cash dividends will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory and contractual restrictions on our ability to pay dividends and other factors our board of directors may deem relevant.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares are currently quoted on the TSX Venture Exchange in Canada under the symbol “KIDZ”. Our shares continue to be quoted on the OTC under the symbol “KDOZF”.

B. Plan of distribution

Not applicable.

C. Markets

Our common shares are currently quoted on the TSX Venture Exchange in Canada under the symbol “KIDZ”. Our shares continue to be quoted on the OTC under the symbol “KDOZF”.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required to be disclosed under this item is incorporated by reference to Exhibit 1.1 filed herein for the updated bylaws and memorandum and articles of association for the Company as a result of its continuation into Canada effective January 1, 2023.

Exhibit 1.2 contains the Certificate of Continuance into Canada.

C. Material Contracts

The Company has Management Services Agreements with its Chairman and Chief Financial Officer and are included as Exhibits 10.37 to 10.39.

D. Exchange Controls

There are no government laws, decrees or regulations in Anguilla or Canada which restrict the export or import of capital, or which affect the remittance of dividends, interest, or other payments to non-resident holders of the Company’s common shares.

E. Taxation

As at December 31, 2022, Kidoz Inc. was domiciled in the tax-free jurisdiction of Anguilla, British West Indies. However certain of the Company’s subsidiaries incur income taxation. Subsequent to the year ended December 31, 2022, the Company continued out of Anguilla and into Canada and became a Canadian taxpayer.

The following subsidiaries pay taxes:

-	Kidoz Ltd. This is an Israeli Company. The Israeli corporate tax rate has been 23%.

-	Shoal Media (Canada) Inc. This is an Canadian Company. The Canadian corporate tax rate has been 23%

-	The remaining subsidiaries are not profitable and therefore have an assessed taxation loss.

There are the following taxation effects for our shareholders subsequent to continuation of the Company into Canada.

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a non Canadian residents, and who holds common shares solely as capital property. This summary is based on the current provisions of the Income Tax Act (Canada), referred to as the “Tax Act”, the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and the current provisions of the Canada-United States Income Tax Convention, 1980, as amended, referred to as the “Treaty”. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in theses respects.

Each non Canadian shareholder is advised to obtain tax and legal advice applicable to such their particular circumstances.

Every non-Canadian shareholder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the non-Canadian shareholder on the non-Canadian shareholder common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. There are treaties which reduces the statutory rate with respect to dividends paid to a non-Canadian shareholder for the purposes of the treaties. Where applicable, the general rate of withholding tax under the treaties is 15% of the gross amount of the dividend. The Company is required to withhold the applicable tax from the dividend payable to the non-Canadian shareholder, and to remit the tax to the Receiver General of Canada for the account of the non-Canadian shareholder.

Pursuant to the Tax Act, a non-Canadian shareholder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the non-Canadian shareholder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the non-Canadian shareholder nor persons with whom the non-Canadian shareholder did not deal at arms-length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display

We are subject to certain of the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.kidoz.net) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

Any statement in this Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this report or any of our annual reports or to a registration statement or other documents filed by us, the contract or document is deemed to modify the description contained in this Report. You must review the exhibits themselves for a complete description of the contract or document. In the event any of the documents that are filed as exhibits to our annual reports are not in English, the original language version is on file in our offices and is available upon request.

The Company makes available through the Corporate Kidoz Inc. section of its internet website at http://investor.kidoz.net its annual report on Form 20-F, quarterly reports on Form 6-K, current reports on Form 6-K, Press Releases, Research Reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after electronically filing such material with the Securities and Exchange Commission.

You may read and copy any reports, statements, or other information that we file with TSX Venture exchange on SEDAR. The address of this Internet site is http://www.sedar.com.

In addition, we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

We file our reports with the Securities and Exchange Commission electronically through the Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding companies that file electronically with the Securities and Exchange Commission through EDGAR. The address of this Internet site is http://www.sec.gov.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We held our Annual Meeting of Stockholders in Anguilla on November 30, 2022. The Annual Meeting was for the purposes of electing to set the number of directors to be 6; electing our directors; and to ratify the appointment of Davidson & Company LLP, Chartered Professional Accountants, as our independent auditors for the 2022 fiscal year; to ratify our Rolling Stock Option plan as amended by inclusion of an Israeli Taxpayers Appendix thereto; and for any other regular business. The Company issued a schedule 14A proxy statement to the shareholders on November 30, 2022.

All nominees for directors were elected; the appointment of auditors was ratified; and the Rolling Stock Option plan as amended by inclusion of an Israeli Taxpayers Appendix thereto was ratified. The voting on each matter is set forth below:

(a) Elected to set the number of directors to be 6.

For	Against	Not Voted
57,018,143	1,024,974	843,483

(b) Elected the following persons to serve as directors until the next annual meeting or until their successors are duly qualified:

T. M. Williams

J. M. Williams

E. Ben Tora

F. Curtis (Non-Executive Director)

C. Kalborg (Non-Executive Director)

M. David (Non-Executive Director)

Election of the Directors of the Company.

NOMINEE	FOR	WITHHOLD	NOT VOTED
Mr. T. M. Williams	58,051,792	1,325	843,483
Mr. J. M. Williams	58,051,792	1,325	843,483
Mr. E. Ben Tora	58,051,792	1,325	843,483
Ms. F. Curtis	58,050,079	3,038	843,483
Mr. C. Kalborg	58,052,017	1,100	843,483
Mr. M. David	58,051,792	1,325	843,483

(c) Approved the selection of Davidson & Company LLP, Chartered Professional Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2022.

FOR	WITHHOLD	NOT VOTED
58,895,500	1,100	nil

(d) The ratification of the existing 2015, 10% Rolling Stock Option plan, as amended by inclusion of an Israeli Taxpayers Appendix thereto, as more particularly set out in Schedule B to the Proxy Statement was approved.

FOR	AGAINST	NOT VOTED
57,071,977	981,140	843,483

Subsequent to their appointment the Board of Directors ratified the continuation of Mr. Jason Williams as CEO of the Kidoz Inc. organization and Mr. T. M. Williams, will continue to serve as Chairman.

(e) Authorize the board of directors to effect continuation of the Company out of Anguilla and into British Columbia, if they determine that doing so would be advisable and in the best interests of the Company and its shareholders was approved.

FOR	AGAINST	NOT VOTED
58,050,079	3,038	843,483

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various financial risks resulting from both its operations. The Company does not enter into financial instrument agreements including derivative financial instruments for speculative purposes. The fair values of the Company’s financial instruments approximate the carrying values, due to their short terms to maturity or attached market rates of interest. The Company is exposed to various risks related to its financial instruments as follows:

(i)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company’s net income and the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(ii)	Foreign exchange risk

The Company has exposure to foreign exchange risk which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company has not entered into foreign exchange purchase contracts to manage its foreign exchange risk, because, in management’s view, the cost of setting up the contracts is in excess of the risks associated with a sudden change in the exchange rates. Management continually monitors the exchange rates and will enter into risk prevention measures when warranted. The Company is also exposed to foreign exchange risk on its cash, accounts receivable and accounts payable balances that are mostly denominated in U.S. dollars and Euros, whereas our employment and consulting costs are mostly denominated in Israeli Shekels, British Pounds, Canadian Dollars, and US Dollars.

(iii)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is subject to credit risk with respect to cash and accounts receivable. The Company’s maximum exposure to credit risk at the end of the reporting period is the carrying value of these assets. Credit risk is managed through a credit approval process and monitoring procedures, and there are no expected credit losses.

All cash balances are held at a major banking institutions in Israel, United Kingdom and Canada and management believes the risk of loss to be remote.

(iv)	Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability but can also increase the risk of loss. The Company’s liquidity needs can be met through a variety of sources. The Company generates cash from operations, and in the past by issuances of common shares. The Company manages liquidity risk by maintaining sufficient cash balances to meet liabilities when due and by continuously monitoring actual and forecast cash flows.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Stock Option Plans

In the year ended December 31, 2015, the 1999, 2001 and 2005 Stock Option Plans were discontinued and replaced with the 2015 Stock Option Plan.

Our Board of Directors administers the 2015 Stock Option Plan. Our Board is authorized to construe and interpret the provisions of the Stock Option Plans, to select employees, directors, and consultants to whom options will be granted, to determine the terms and conditions of options and, with the consent of the grantee, to amend the terms of any outstanding options. The 2015 Stock Option Plan provides for the granting of stock options to the employees, directors, advisors, and consultants of the Corporation to encourage proprietary interest in the Corporation, to encourage such employees to remain in the employ of the Corporation or such directors, advisors and consultants to remain in the service of the Corporation, and to attract new employees, directors, advisors and consultants with outstanding qualifications.

Our Board determines the terms and provisions of each option granted under the Stock Option Plans, including the exercise price, vesting schedule, repurchase provisions, rights of first refusal and form of payment. The Plan shall not exceed 10% of the number of Shares of the Company issued and outstanding as of each Award Date, inclusive of all Shares presently reserved for issuance pursuant to previously granted stock options, unless shareholder approval is obtained in advance. The Exercise Price shall be that price per Share, as determined by the Board in its sole discretion, and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, provided that it shall not be less than the closing price of the Company’s Shares traded through the facilities of the Exchange on the day preceding the Award Date, less any discount permitted by the Exchange, or such other price as may be required or permitted by the Exchange.

The term of options under the Stock Option Plans will be determined by our Board; however, the term of the stock option may not be for more than ten years. Where the award agreement permits the exercise of an option for a period of time following the recipient’s termination of service with us, disability, or death, that option will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the option, whichever occurs first.

If a third party acquires the Company through the purchase of all or substantially all of our assets, a merger or other business combination, except as otherwise provided in an individual award agreement, all unexercised options will terminate unless assumed by the successor corporation.

During the year ended December 31, 2022, the Company granted 2,550,000 options to employees and consultants with an exercise price of CAD$0.50 ($0.37) where 2% vests per month. 900,000 of these options were granted to directors and officers of the Company.

During the year ended December 31, 2022, 285,600 options were cancelled, and 506,150 options expired unexercised.

During the year ended December 31, 2021, the Company granted to employees and consultants the following options:

●	1,040,000 options at CAD$0.50 ($0.39) where 10% vests on grant date, 15% one year following and 2% per month thereafter and expire on February 1, 2026. 400,000 of these options were granted to directors and officers of the Company.
●	35,000 options at CAD$0.50 ($0.39) which vested immediately and expire on February 1, 2026.
●	1,300,000 options at CAD$1.02 ($0.80) where 2% vests per month and expire on April 6, 2026. 400,000 of these options were granted to directors and officers of the Company.
●	300,000 options at CAD$0.66 ($0.52) where 2% vests per month and expire on July 12, 2026.

Subsequent to the year ended December 31, 2022, a further 1,885,000 options were awarded where 2% vests per month, with an exercise price of CAD$0.30 ($0.22) and 130,000 options were cancelled.

Warrants

The Company granted 230,000 common share purchase warrants to Research Capital Corporation (“RCC”) in the year ended December 31, 2022. Each warrant will entitle the holder thereof to purchase one common share in the capital of the Company at an exercise price of $0.77 (CAD$0.98) at any time up to 24 months following the date of issuance.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our Chairman, Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management, including the Chairman, Chief Executive Officer, and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated of the effectiveness of the Company’s design and operation of its disclosure controls and procedures as defined in Exchange Act Rule 13a-15(f), based on the framework set forth in the Internal Control—Integrated Framework (1992) issued by the by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, we believe that, as of December 31, 2022, the Company’s internal control over financial reporting is effective under the COSO framework.

(c) Attestation report of the registered public accounting firm.

This Form 20-F Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

(d) Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert serving on its audit committee. Each of the Company’s directors serving on the audit committee is financially literate and is able to professionally discharge the duties incumbent upon audit committee members. However, none of the audit committee members are “financial experts”. At such time as the Company may secure a project and is able to raise the significant funds necessary to exploit the opportunity, the Company will make a concerted effort to identify and appoint a financial expert to its audit committee.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all entities controlled by the Company and its employees, directors, officers, and agents of the Company. We will provide any person, free of charge, a copy of our Code of Business Conduct and Ethics upon written request to our principal executive office.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the year ended December 31, 2022, the Company incurred fees of $129,946 (2021 - $114,694) from the principal accountant during fiscal 2022 - Davidson & Company LLP, $129,946 of these fees related to audit fees (2021 - $114,694).

Our Audit Committee reviewed the audit and non-audit services rendered by Davidson & Company LLP, during the periods set forth above and concluded that such services were compatible with maintaining the auditors’ independence. All audit and non-audit services performed by our independent accountants are pre-approved by our Audit Committee to assure that such services do not impair the auditors’ independence from us.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable

ITEM 16E: PURCHASE OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

During the year ended December 31, 2022, the Company filed a Notice of Intention to Make a Normal Course Issuer Bid (the “Notice of Intention”) with the TSX Venture Exchange (“TSX-V”) on September 15, 2022. Upon receiving approval from the TSX-V, effective September 16, 2022, the Company commenced a normal course issuer bid (“NCIB”), whereby the Company may purchase for cancellation up to 6,579,074 shares, being 5% of the issued and outstanding shares as of such date. Any purchases under the NCIB will be made on the open market through the facilities of the TSX-V or alternative Canadian trading systems. Purchases will be made at market prices of the shares at the time of acquisition.

Purchases under the NCIB may commence as of September 16, 2022, and will end on the earlier of: (i) September 14, 2023; or (ii) the date on which the Company has purchased the maximum number of shares to be acquired under the NCIB. The Company may terminate the NCIB earlier if it feels it is appropriate to do so.

The normal course issuer bid will be conducted through Kidoz Inc’s broker Research Capital Corporation. The purchase and payment of the common shares will be made in accordance with the requirements of the TSX-V and applicable securities laws. The actual number of common shares purchased, timing of purchases and share price will depend upon market conditions at the time and securities law requirements. All common shares acquired will be returned to treasury and cancelled.

The purchase of and payment for the shares will be made in accordance with the requirements of the TSX-V and applicable securities laws. The actual number of shares purchased, timing of purchases and share price will depend upon market conditions at the time and securities law requirements. All shares acquired pursuant to the NCIB will be returned to treasury and cancelled.

During the year ended December 31, 2022, 275,000 shares were acquired pursuant to the NCIB in effect, at an aggregate cost of $87,778. During the year ended December 31, 2022, 233,500 shares were cancelled.

Subsequent to the year ended December 31, 2022, 41,500 shares which were acquired during the year ended December 31, 2022, pursuant to the NCIB in effect, at an aggregate cost of $11,793, were cancelled.

Subsequent to the year ended December 31, 2022, 2,000 shares which were acquired pursuant to the NCIB in effect, were cancelled.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not Applicable.

ITEM 16G: CORPORATE GOVERNANCE

We are organized under the laws of Canada, and our Common Shares are listed for trading on the TSX Venture Stock Exchange (“TSX-V”) under the symbol “KIDZ”. We comply with the applicable laws of Canada and rules and regulations of the TSX-V, including rules related to corporate governance practices.

General

Corporate governance refers to the policies and structure of the board of directors of a company whose members are elected by and are accountable to the shareholders of the Company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board of the Company is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The non-independent members of the Board of the Company are as follows:

Tryon (Tarrnie) Williams	Chairman
Jason Williams	CEO
Eldad Ben Tora	President & General Manager EMEA

The independent, non-executive members of the Board of the Company are as follows:

Claes Kalborg
Moshe David
Fiona Curtis

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff, and complying with applicable regulatory requirements. The board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its audit committee, the Board examines the effectiveness of the Company’s internal control processes and management information systems.

Board Meetings

The Company holds regular Board meetings which include presentations by the Company’s management to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board is of the view that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law are sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board reviews its size each year. It considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. Current board members stand for 1 year until re-election at the next board meeting.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Board has frequent communications with management and other board members and is regularly consulted on important Company decisions. In this context, the Board periodically reviews the performance of the Board as a whole, any standing committees it has appointed, and individual directors, to ensure each is performing effectively.

Quorum

A quorum of shareholders is present at a meeting of shareholders if the holders of not less than 33 1/3% of the shares entitled to vote at the meeting are present in person or represented by proxy (including electronically), irrespective of the number of persons actually present at the meeting.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

Not Applicable.

ITEM 18: FINANCIAL STATEMENTS

Our Financial Statements are included in pages F-1.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

EXHIBIT LIST

The following instruments are included as exhibits to this Report. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description
1.1	Kidoz Inc. Bylaws in accordance with Canada Business Corporations Act (a)
1.2	Kidoz Inc. Certificate of Continuance issued by Canada Business Corporations Act (a)
1.3	Kidoz Inc. Articles of Continuance filed with Canada Business Corporations Act (a)
4.4	Convertible Debenture between the Company and unrelated parties dated July 2, 2002. (c)
4.5	Common Stock Purchase Warrant between the Company and unrelated parties dated July 2, 2002. (c)
10.2	Asset Purchase Agreement by and between Bingo, Inc. and Progressive Lumber, Corp. dated January 18, 1999. (b)
10.24	Amended Consulting Agreement dated February 28, 2002, between the Company, T.M. Williams (Row), Ltd., and T.M. Williams. (d)
10.32	Code of Business Conduct and Ethics dated December 22, 2006. (e)
10.33	Amended Consulting Agreement dated June 16, 2010, between the Company, T.M. Williams (Row), Ltd., and T.M. Williams. (f)
10.37	Amended Consulting Agreement dated August 1, 2013, between the Company, T.M. Williams (Row), Ltd., and T.M. Williams. (g)
10.38	Consulting Agreement dated January 1, 2014, between the Company, Jayska Consulting Ltd., and J.M. Williams. (g)
10.39	Consulting Agreement dated January 1, 2014, between the Company, LVA Media Inc., and J.M. Williams. (g)
10.41	Consulting Agreement dated January 1, 2014, between the Company, Bromley Accounting Services Limited, and H. W. Bromley. (g)
10.42	Share Purchase Agreement for the purchase of Kidoz Ltd. (h)
8	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
13.2	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
101. INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document
104*	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

(a)	Previously filed with the Company’s report on Form 8-K on January 4, 2023.
(b)	Previously filed with the Registrant’s registration statement on Form 10 on June 9, 1999.
(c)	Previously filed with the Company’s quarterly report on Form 10-Q for the period ended September 30, 2002, on November 14, 2002.
(d)	Previously filed with the Company’s quarterly report on Form 10-Q for the period ended September 30, 2002, on August 14, 2002.
(e)	Previously filed with the Company’s report on Form 8-K on December 26, 2006.
(f)	Previously filed with the Company’s report on Form 8-K on June 17, 2010.
(g)	Previously filed with the Company’s report on Form 8-K on March 24, 2014.
(h)	Previously filed with the Company’s report on Form 8-K on March 12, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KIDOZ INC.

By:	/s/ J. M. Williams
J. M. Williams
Chief Executive Officer

By:	/s/ H. W. Bromley
H. W. Bromley
Chief Financial Officer

Date:	April 19, 2023

F1 – FINANCIAL STATEMENTS

Kidoz Inc. and subsidiaries

Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Kidoz Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kidoz Inc. (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive (loss) income, stockholders’ equity, and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for years ended December 31, 2022, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of intangible asset and goodwill impairment analysis

As described in Notes 6 and 7 to the consolidated financial statements, the carrying amount of the Company’s sole reporting unit, consisting of intangible assets, goodwill, and the associated deferred tax liability was $4,448,896 as at December 31, 2022, and is a significant portion (31%) of the Company’s total assets. As discussed in notes 2(l) 2(m) and 2(n) to the consolidated financial statements, the Company performs impairment testing on an annual basis or whenever events or changes in circumstances indicate that the carrying value of a reporting unit may exceed its recoverable amount. During the year ended December 31, 2022, the Company determined that no impairment was necessary.

We identified the evaluation of the goodwill impairment analysis as a critical audit matter. The estimated recoverable amount of the reporting unit uses forward-looking estimates that involved a high degree of subjective auditor judgment, in addition to specialized skills and knowledge to evaluate. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the recoverable amount of the reporting unit and the Company’s assessment of impairment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures include, among others:

●	Evaluating projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) by comparing historical EBITDA forecasts to actual results and by examining the historical trend analysis of both increases and decreases in actual revenues and costs as compared to forecasted amounts;
●	Involving valuation specialists to assist in testing certain significant assumptions described above, such as discount rates and long-term growth rates;
●	Performing sensitivity analyses on significant assumptions to evaluate the changes in fair value that would result from changes in these assumptions; and
●	Assessing the adequacy of the associated disclosures in the financial statements.

Reliability of internally-generated reports supporting revenues

The Company uses an underlying operating system to track ad tech advertising revenue and report this information to customers and suppliers. As disclosed in Note 2(c) of the consolidated financial statements, the Company records revenues when a customer obtains control of promised services, which in certain instances, is determined by the Company’s underlying operating and ad tech systems.

We identified relying on internally-generated reports as a critical audit matter. Assessing the reliability of information produced by the Company as audit evidence requires significant judgment with respect to testing and evaluating the information to determine if it is sufficient and appropriate for purposes of the audit. Auditing the Company’s accounting for revenue from contracts with customers was challenging and complex due to the dependency on these internally-generated reports.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures include, among others:

●	Testing, on a sample basis, the completeness and accuracy of the underlying data within the Company’s billing system;
●	Testing, on a sample basis, credit notes issued to customers to determine if there is a history of modification;
●	Comparing the Company’s internally-generated reports to similar reports as provided by key customers to determine if any difference were within an acceptable range of variance; and
●	Confirming, on a sample basis, revenues directly with customers.

We have served as the Company’s auditor since 2010.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants
April 19, 2023

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Balance Sheets

As at December 31,	2022	2021
Assets
Current assets:
Cash	$2,363,530	$2,078,607
Accounts receivable, less allowance for doubtful accounts $53,241 (2021 - $56,605) (Note 3)	7,400,282	6,627,864
Prepaid expenses (Note 4)	71,248	105,468
Total Current Assets	9,835,060	8,811,939

Equipment (Note 5)	33,522	20,523
Goodwill (Note 7)	3,301,439	3,301,439
Intangible assets (Note 6)	1,147,457	1,694,917
Long term cash equivalent	22,310	23,624
Operating lease right-of-use assets (Note 14)	36,529	65,464
Security deposit	10,766	7,625

Total Assets	$14,387,083	$13,925,531

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,826,667	$3,693,944
Accrued liabilities	703,880	471,882
Accounts payable and accrued liabilities - related party (Note 15)	80,874	53,829
Derivative liability – warrants (Note 2i and 10)	51	23,365
Government CEBA current loan (Note 9)	44,296	-
Operating lease liabilities – current portion (Note 14)	32,116	32,068
Total Current Liabilities	5,687,884	4,275,088

Deferred tax liability (Note 13)	-	210,499
Government CEBA long term loan (Note 9)	-	47,248
Operating lease liabilities – non-current portion (Note 14)	7,440	41,999
Total Liabilities	5,695,324	4,574,834

Commitments (Note 12)

Stockholders’ Equity (Note 10):
Common stock, no par value, unlimited shares authorized, 131,347,999 shares issued and outstanding (December 31, 2021 - 131,424,989)	50,664,887	49,964,919
Treasury shares, 41,500 shares (December 31, 2021 – nil)	(11,793)	-
Accumulated deficit	(41,985,915)	(40,638,802)
Accumulated other comprehensive income:
Foreign currency translation adjustment	24,580	24,580
Total Stockholders’ Equity	8,691,759	9,350,697

Total Liabilities and Stockholders’ Equity	$14,387,083	$13,925,531

See accompanying notes to consolidated financial statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Statements of Operations and Comprehensive (Loss) Income

Years ended December 31,	2022	2021	2020

Revenue:
Ad tech advertising revenue	$14,425,918	$12,194,518	$6,731,570
Programmatic advertising revenue	361,394	58,507	18,365
Content revenue	309,744	231,614	399,965
Total revenue	15,097,056	12,484,639	7,149,900

Cost of sales:	9,973,211	7,152,307	3,801,985
Total cost of sales	9,973,211	7,152,307	3,801,985

Gross profit	5,123,845	5,332,332	3,347,915

Operating expenses:
Amortization of operating lease right-of-use assets (Note 14)	28,935	40,851	54,071
Depreciation and amortization (Notes 5 and 6)	557,267	565,540	564,628
Directors fees	8,970	8,000	8,248
General and administrative (Note 17)	760,936	604,882	528,708
Salaries, wages, consultants and benefits	751,811	693,964	470,658
Selling and marketing	1,039,713	641,393	397,948
Stock awareness program (Note 18)	161,332	402,845	-
Stock-based compensation (Note 10)	696,248	660,266	158,883
Content and software development (Note 8)	2,496,877	1,678,848	1,149,902
Total operating expenses	6,502,089	5,296,589	3,333,046

(Loss) Income before other income (expense) and income taxes	(1,378,244)	35,743	14,869

Other income (expense):
Foreign exchange loss	(142,857)	(69,835)	32,856
Gain on derivative liability – warrants (Note 10(c))	23,314	60,207	-
Interest and other income	185	241	1,003

Net (loss) income before income taxes	(1,497,602)	26,356	48,728

Provision for income taxes (Note 13)	(60,010)	(6,178)	55,243
Deferred taxation recovery (expense) (Note 13)	210,499	(210,499)	-

Net (loss) income after tax	$(1,347,113)	$(190,321)	$103,971

Other comprehensive income (loss)	-	-	-

Comprehensive (loss) income	$(1,347,113)	$(190,321)	$103,971

Basic and diluted (loss) income per common share (Note 2)	$(0.01)	$(0.00)	$0.00

Weighted average common shares outstanding, basic (Note 2)	131,481,983	131,340,989	131,124,989
Weighted average common shares outstanding, diluted (Note 2)	131,481,983	131,340,989	131,124,989

See accompanying notes to consolidated financial statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2022, 2021 and 2020

	Common stock				Accumulated Other Comprehensive income
	Shares	Amount	Treasury shares	Accumulated Deficit	Foreign currency translation adjustment	Total Stockholders’ Equity
Balance, December 31, 2019	131,124,989	$48,935,213	$-	$(40,552,452)	$24,580	$8,407,341

Stock-based compensation	-	158,883	-	-	-	158,883

Net income	-	-	-	103,971	-	103,971
Balance, December 31, 2020	131,124,989	$49,094,096	$-	$(40,448,481)	$24,580	$8,670,195

Shares issued	230,000	179,293	-	-	-	179,293

Options exercised	70,000	31,264	-	-	-	31,264

Stock-based compensation	-	660,266	-	-	-	660,266

Net loss	-	-	-	(190,321)	-	(190,321)
Balance, December 31, 2021	131,424,989	$49,964,919	$-	$(40,638,802)	$24,580	$9,350,697

Shares issued	156,510	79,705	-	-	-	79,705

Repurchase of common shares	(233,500)	(75,985)	(11,793)	-	-	(87,778)

Stock-based compensation	-	696,248	-	-	-	696,248

Net loss	-	-	-	(1,347,113)	-	(1,347,113)
Balance, December 31, 2022	131,347,999	$50,664,887	$(11,793)	$(41,985,915)	$24,580	$8,691,759

See accompanying notes to consolidated financial statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Statements of Cash Flows

Years ended December 31,	2022	2021	2020
Cash flows from operating activities:
Net (loss) income	$(1,347,113)	$(190,321)	103,971
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	557,267	565,540	564,628
Amortization of operating lease right-of-use assets	28,935	40,851	54,071
Gain on derivative liability – warrants	(23,314)	(60,207)	-
Shares issued for services	-	179,293	-
Stock awareness program – warrants granted for services	-	83,572	-
Deferred income tax expense	(210,499)	210,499	-
Stock-based compensation	696,248	660,266	158,883
Unrealized foreign exchange (income) loss	(1,052)	134	-

Changes in operating assets and liabilities:
Accounts receivable	(772,418)	(2,694,324)	(1,540,762)
Prepaid expenses	34,220	(15,498)	19,944
Accounts payable and accrued liabilities	1,471,471	2,071,728	896,243
Net cash provided by operating activities	433,745	851,533	256,978

Cash flows from investing activities:
Acquisition of equipment	(22,806)	(8,152)	(3,212)
Long-term cash equivalent	-	7,768	7,020
Payments on right-of-use assets	-	-	(25,472)
Security deposits	(3,727)	-	127
Net cash used in investing activities	(26,533)	(384)	(21,537)

Cash flows from financing activities:
Government CEBA loan	-	-	47,089
Options exercised	-	31,264	-
Payments for repurchase of common shares	(87,778)	-	-
Proceeds of short-term loan	-	200,000	-
Repayment of short-term loan	-	(200,000)	-
Payments on operating lease liabilities	(34,511)	(29,851)	(23,697)
Net cash (used in) provided by financing activities	(122,289)	1,413	23,392

Change in cash	284,923	852,562	258,833

Cash, beginning of year	2,078,607	1,226,045	967,212
Cash, end of year	$2,363,530	$2,078,607	1,226,045

Supplementary information:
Interest paid	$-	$987	-
Income taxes paid (recovery)	$3,129	$2,989	(55,243)
Non-cash transaction
Shares issued to settle accounts payable and accrued liabilities	$79,705	$-	-

See accompanying notes to consolidated financial statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

1. Introduction:

Nature of business

Kidoz Inc., incorporated in Anguilla, British West Indies in 2005, is a focused AdTech solution provider. Owner of the Kidoz SDK and Kidoz Connect Programmatic network, a Children’s Online Privacy Protection Rule (“COPPA”) & General Data Protection Regulation (“GDPR”) compliant contextual mobile advertising network that reaches kids, teens, and families every month. Google certified and Apple approved, Kidoz provides a suite of advertising technology that connects brands, content publishers and families. The Company has created a network that app developers use to compliantly monetize traffic and advertisers rely on to reach their customers. Kidoz has developed contextual targeting tools to enable brands to reach their ideal customers.

Subsequent to the year ended December 31, 2022, Kidoz Inc. continued out of the jurisdiction of the Anguillian Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act (“CBCA”).

Continuing operations

These consolidated financial statements have been prepared assuming the realization of assets and the settlement of liabilities in the normal course of operations. The Company expects to continue to generate sufficient cash flows to fund continued operations for the next 12 months, or, in the absence of adequate cash flows from operations, obtaining additional financing.

Management continues to review operations in order to identify additional strategies designed to generate cash flow, improve the Company’s financial position, and enable the timely discharge of the Company’s obligations.

There have been many factors which have affected the world economies in recent years. These include global pandemics (i.e. coronavirus COVID-19), inflation, the current banking crisis (e.g. Silicon Valley Bank), the war in Ukraine and many more. These factors have adversely affected workforces, economies, and financial markets globally. It has also disrupted the normal operations of many businesses, including the Company’s. These factors have affected spending, thereby affecting demand for the Company’s product and the Company’s business and its results of operations. It is not possible for the Company to predict the duration or magnitude of these factors at this time and the full effects on the Company’s business, its future results of operations, or ability to raise funds.

2. Summary of significant accounting policies:

  (a) Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to annual financial information.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

2.	Summary of significant accounting policies (Continued):

(a)	Basis of presentation:

The financial statements include the accounts of the Company’s subsidiaries:

Company	Registered	% Owned
Shoal Media (Canada) Inc.	British Columbia, Canada	100%
Kidoz Ltd.	Israel	100%
Prado Media Ltd. (formerly Rooplay Media Ltd.)	British Columbia, Canada	100%
Rooplay Media Kenya Limited	Kenya	100%
Shoal Media Inc.	Anguilla	100%
Shoal Games (UK) Plc	United Kingdom	99%
Shoal Media (UK) Ltd.	United Kingdom	100%

During the year ended December 31, 2022, Coral Reef Marketing Inc. merged with Kidoz Inc. and Kidoz Inc. is the surviving entity.

Subsequent to the year ended December 31, 2022, Shoal Games (UK) Plc was discontinued.

In addition, there are the following dormant subsidiaries; Bingo.com (Antigua) Inc., Bingo.com (Wyoming) Inc., and Bingo Acquisition Corp.

All inter-company balances and transactions have been eliminated in the consolidated financial statements.

  (b) Use of estimates:

The preparation of consolidated financial statements in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and recognized revenues and expenses for the reporting periods.

Significant areas requiring the use of estimates include the collectability of accounts receivable, the valuation of stock-based compensation, the valuation of deferred tax assets and liabilities, the useful lives of intangible assets, the inputs used in assessing goodwill impairment, and the derivative liability – warrants valuation. Actual results may differ significantly from these estimates.

  (c) Revenue recognition:

In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services.

We derive substantially all of our revenue from the sale of Ad tech advertising revenue.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

2.	Summary of significant accounting policies (Continued):

(c)	Revenue recognition: (Continued)

To achieve this core principle, the Company applied the following five steps:

1) Identify the contract with a customer

A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the services to be transferred, whose impression count will form the basis of the revenue and identifies the payment terms related to these services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or, in the case of a new customer, published credit and financial information pertaining to the customer.

2) Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services, the Company must apply judgment to determine whether promised services are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised services are accounted for as a combined performance obligation.

3) Determine the transaction price

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring services to the customer. None of the Company’s contracts contain financing or variable consideration components.

4) Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Company determines standalone selling price based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

2.	Summary of significant accounting policies (Continued):

(c)	Revenue recognition: (Continued)

5) Recognize revenue when or as the Company satisfies a performance obligation

The Company satisfies performance obligations at a point in time as discussed in further detail under “Disaggregation of Revenue” below. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised service to a customer.

Disaggregation of Revenue

All of the Company’s performance obligations, and associated revenue, are generally transferred to customers at a point in time. The Company has the following revenue streams:

1) Ad tech advertising revenue - The pricing and terms for all our in-game advertising arrangements are mostly governed by insertion order which generally stipulates the payment terms, the duration (usually short term in nature), the number of advertising units delivered (e.g. impressions, completed views, or cost per install) and the contractually agreed upon price per advertising unit. The Company has concluded that the delivery of the Ad tech advertising is delivered at a point in time and, as such, has concluded these deliveries are a single performance obligation. The Company invoices fees which are generally variable based on the arrangement, which would typically include the number of impressions delivered at a specified price per application. For impressions delivered, revenue is recognized in the month in which the Company delivers the application to the end consumer or the month when the campaign ends.

2) Programmatic revenue - The Company generally offers these services under a programmatic bid on a Cost-per-Impression (CPM) basis. Our customers upload their advertisements into a demand side platform which then connects to our SDK through an exchange platform and on a bid system agree on the CPM rate and the impressions to be served.

The Company has concluded that the delivery of the Programmatic advertising is delivered at the earlier of month end or at a point in time and, as such, has concluded these deliveries are a single performance obligation. The Company is deemed to be the principal in the transaction and therefore recognizes the revenue on a gross basis and commissions are recognized as cost of sales. The Company invoices fees which are generally variable based on the arrangement, which would typically include the number of impressions delivered at a specified price per application. For impressions delivered, revenue is recognized in the month in which the Company delivers the application to the end consumer or the month when the campaign ends.

3) Content revenue – The Company recognizes content revenue on the following forms of revenue:

a) Carriers and OEMs - The Company generally offers these services under a customer contract per tablet device license fee model with OEMs. Monthly or quarterly license fees are based on the OEM agreement with the number of devices the Kidoz Kid Mode is installed upon.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

2.	Summary of significant accounting policies (Continued):

(c)	Revenue recognition: (Continued)

b) Rooplay - The Company generates revenue through subscriptions or premium sales of Rooplay, (www.rooplay.com) the cloud-based EduGame system for kids to learn and play within its games on smartphones and tablet devices, such as Apple’s iPhone and iPad, and mobile devices utilizing Google’s Android operating system. The revenue is recognized net of platform fees.

c) Rooplay licensing - The Company licenses its branded educational games under a monthly cost per game agreement license fee model. Monthly license fees are based on the number of games licensed.

d) In App purchases - The Company generates revenue through in-application purchases (“in-app purchases”) within its games; (i.e. Trophy Bingo (www.trophybingo.com)) on smartphones and tablet devices, such as Apple’s iPhone and iPad, and mobile devices utilizing Google’s Android operating system. Users can download the Company’s free-to-play games through Android, Amazon, iOS and Facebook Messenger (this was discontinued in fiscal 2021) and pay to acquire virtual currency which can be redeemed in the game for power plays. The initial download of the mobile game from the Digital Storefront does not create a contract under ASC 606 because of the lack of commercial substance; however, the separate election by the player to make an in-application purchase satisfies the criterion thus creating a contract under ASC 606.

The Company has identified the following performance obligations in these contracts:

i. Ongoing game related services such as hosting of game play, storage of customer content, when and if available content updates, maintaining the virtual currency management engine, tracking gameplay statistics, matchmaking as it relates to multiple player gameplay, etc.

ii. Obligation to the paying player to continue displaying and providing access to the virtual items within the game.

Neither of these obligations are considered distinct since the actual mobile game and the related ongoing services are both required to purchase and benefit from the related virtual items. As such, the Company’s performance obligations represent a single combined performance obligation which is to make the game and the ongoing game related services available to the players. The revenue is recognized net of platform fees.

  (d) Foreign currency:

The consolidated financial statements are presented in United States dollars, the functional currency of the Company and its subsidiaries. The Company accounts for foreign currency transactions and translation of foreign currency financial statements under ASC 830, Foreign Currency Matters. Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

2.	Summary of significant accounting policies (Continued):

(d)	Foreign currency: (Continued)

at the transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non-monetary assets and liabilities are translated at the exchange rate on the original transaction date.

Gains and losses from restatement of foreign currency monetary and non-monetary assets and liabilities are included in operations. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings.

  (e) Cash and Cash Equivalents:

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash, collateral accounts with maturities greater than 1 year and subject to an insignificant risk of change in value.

  (f) Accounts receivable:

Trade and other accounts receivable are reported at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable includes receivables from online platforms and trade receivables from customers. The Company estimates doubtful accounts on an item-by-item basis and includes over-aged accounts as part of allowance for doubtful accounts, which are generally ones that are greater than ninety-days overdue. Bad debt expense, for the year ended December 31, 2022 was $nil (2021 - $945 and 2020 - $1,952). (Note 3)

  (g) Equipment:

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided for annually on the declining balance method over the following periods:

Equipment and computers	3 years
Furniture and fixtures	5 years

Expenditures for maintenance and repairs are charged to expenses as incurred. Major improvements are capitalized. Gains and losses on disposition of equipment are included in operations as realized.

In accordance with ASU No. 2016-02 “Leases (Topic 842), leasehold improvements are accounted as a prepayment of rental payments since they are deemed to be an asset of the lessor.

  (h) Software Development Costs:

The Company expenses all software development costs as incurred for the year ended December 31, 2022 and 2021. As at December 31, 2022 and 2021, all capitalized software development costs have been fully amortized and the Company has no capitalized software development costs.

Total software development costs were $13,056,478 as at December 31, 2022 (2021 - $10,559,601 and 2020 - $8,880,753) (Note 8).

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

2.	Summary of significant accounting policies (Continued):

  (i) Derivative liability – warrants

The Company’s warrants have an exercise price in Canadian dollars whilst the Company’s functional currency is US Dollars. Therefore, in accordance with ASU 815 – Derivatives and Hedging, the warrants have a derivative liability value. This liability value has no effect on the cashflow of the Company and does not represent a cash payment of any kind.

  (j) Stock-based compensation:

The Company accounts for stock-based compensation under the provisions of Accounting Standard Codification (“ASC”) 718, “Compensation-Stock Compensation”. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date for all stock-based awards to employees, directors and non-employees and is recognized as an expense over the requisite service period, which is generally the vesting period. The Black-Scholes option valuation model is used to calculate fair value.

The fair value of each option grant has been estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2022	2021	2020
Expected dividend yield	-	-	-
Volatility	90.20%	107.06%	123%
Risk-free interest rate	1.57%	0.52%	0.32%
Expected life of options	5 years	5 years	5 years
Forfeiture rate	5%	5%	5%

  (k) Right-of-use assets:

The Company determines if an agreement is a lease at inception. The Company evaluates the lease terms to determine whether the lease will be accounted for as an operating or finance lease. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities, current portion, and operating lease liabilities, net of current portion in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease.

Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

2.	Summary of significant accounting policies (Continued):

  (k) Right-of-use assets: (Continued)

A lease that transfers substantially all of the benefits and risks incidental to ownership of property are accounted for as finance leases. At the inception of a finance lease, an asset and finance lease obligation is recorded at an amount equal to the lesser of the present value of the minimum lease payments and the property’s fair market value. Finance lease obligations are classified as either current or long-term based on the due dates of future minimum lease payments, net of interest.

  (l) Impairment of long-lived assets and long-lived assets to be disposed of:

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

  (m) Intangible assets

The Company identified the following intangible assets in the acquisition of Kidoz Ltd. Finite life intangible assets are recorded at historical cost less accumulated amortization based on their estimated useful life and any impairment is determined in accordance with ASC 360. The Company does not have any indefinite life intangible assets. Amortization is provided for annually on the straight-line method over the following periods:

Amortization period
Ad Tech technology	5 years
Kidoz OS technology	3 years
Customer relationships	8 years

The Company reviews intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. If an impairment indicator exists, we test the intangible asset for recoverability. For purposes of the recoverability test, amortizable intangible assets are grouped with other assets and liabilities at the lowest level of identifiable cash flows if the intangible asset does not generate cash flows independent of other assets and liabilities. If the carrying value of the asset group exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the asset group, the Company will write the carrying value down to the fair value in the period identified.

  (n) Goodwill:

The Company accounts for goodwill in accordance with the provisions of ASC 350, Intangibles-Goodwill and Others. Goodwill is the excess of the purchase price over the fair value of identifiable assets acquired, less liabilities assumed, in a business combination. The Company reviews goodwill for impairment. Goodwill is not amortized but is evaluated for impairment at least annually or whenever events or changes in circumstances indicate that it is more likely than not that the carrying amount may not be recoverable.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

2.	Summary of significant accounting policies (Continued):

(n)	Goodwill: (Continued)

The goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss, and compares the fair value of a reporting unit with its carrying amount and is based on discounted future cash flows, based on market multiples applied to free cash flow. The determination of the fair value of our reporting units requires management to make significant estimates and assumptions including the selection of control premiums, discount rates, terminal growth rates, forecasts of revenue and expense growth rates, income tax rates, changes in working capital, depreciation, amortization and capital expenditures. Changes in assumptions concerning future financial results, exogenous market conditions, or other underlying assumptions could have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

During the year ended December 31, 2022 and 2021, there was no impairment of goodwill.

  (o) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. The Company recognizes the income tax recovery from the receipt of tax credits upon receipt of funds. Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as the benefit of losses available to be carried forward to future years for tax purposes.

Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered and settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is not more likely than not that such future tax assets will be realized.

  (p) Net income (loss) per share:

ASC 260, “Earnings Per Share”, requires presentation of basic earnings per share (“Basic EPS”) and diluted earnings per share (“Diluted EPS”). Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution, using the treasury stock method, that could occur if outstanding options or warrants were exercised and converted into common stock. In computing diluted earnings per share, the treasury stock method assumes that outstanding options and warrants are exercised and the proceeds are used to purchase common stock at the average market price during the period.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

2.	Summary of significant accounting policies (Continued):

(p)	Net income (loss) per share: (Continued)

Options and warrants will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the options and warrants. In periods where losses are reported, the weighted average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. A total of 8,859,000 (2021 - 7,100,150 and 2020 – 5,875,750) stock options and warrants were excluded as at December 31, 2022.

The income (loss) per share data for the year ended December 31, 2022 and 2021 are summarized as follows:

	2022	2021	2020
(Loss) Income for the year	$(1,347,113)	$(190,321)	$103,971

Basic and diluted weighted average number of common shares outstanding	131,481,983	131,340,989	131,124,989

Basic and diluted (loss) income per common share outstanding	$(0.01)	$(0.00)	0.00

  (q) New accounting pronouncements and changes in accounting policies:

The Company has evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the filing date of these consolidated financial statements and does not believe the future adoption of any such pronouncements will have a material impact on its consolidated financial statements.

  (r) Financial instruments and fair value measurements:

(i) Fair values:

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on measurement date. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets and liabilities in active markets;

Level 2—Observable inputs, other than quoted market prices, that are either directly or indirectly observable in the marketplace for identical or similar assets and liabilities, quoted prices in markets

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

2.	Summary of significant accounting policies (Continued):

(r)	Financial instruments and fair value measurements: (Continued)

that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities; and

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to the fair value of assets or liabilities.

When available, we use quoted market prices to determine fair value, and we classify such measurements within Level 1. In some cases where market prices are not available, we make use of observable market-based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon valuations in which one or more significant inputs are unobservable, including internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Fair value measurement includes the consideration of nonperformance risk. Nonperformance risk refers to the risk that an obligation (either by a counterparty) will not be fulfilled. For financial assets traded in an active market (Level 1 and certain Level 2), the nonperformance risk is included in the market price. For certain other financial assets and liabilities (certain Level 2 and Level 3), our fair value calculations have been adjusted accordingly.

The fair value of accounts receivable, accounts payable, accrued liabilities, and accounts payable, accrued liabilities - related party and the government CEBA loan approximate their financial statement carrying amounts due to the short-term maturities of these instruments and are therefore carried at their historical cost basis.

Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset. The Company’s cash and long-term cash equivalents were measured using Level 1 inputs. Stock-based compensation and derivative liability – warrants were measured using Level 2 inputs. Goodwill impairment was measured using Level 3 inputs.

(ii) Foreign currency risk:

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into any forward exchange contracts or other derivative instrument to hedge against foreign exchange risk.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

3. Accounts Receivable:

The accounts receivable as at December 31, 2022, is summarized as follows:

	2022	2021
Accounts receivable	$7,453,523	$6,684,469

Provision for doubtful accounts	(53,241)	(56,605)

Net accounts receivable	$7,400,282	$6,627,864

The Company had bank accounts with the National Bank of Anguilla. During the year ended December 31, 2016, the National Bank of Anguilla filed for chapter 11 protection. The Company expensed the balance on account of $27,666 in fiscal 2016 as a doubtful debt. The Company has a doubtful debt provision of $25,575 (2021 - $28,939) for existing accounts receivable.

4. Prepaid expenses

The Company has other prepaid expenses of $71,248 (2021 - $105,468) including leasehold improvements of $8,519 (2021 - $16,499), which is recognized as prepaid rent for the year ended December 31, 2022.

5. Equipment:

2022	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$175,773	$148,266	$27,507
Furniture and fixtures	16,517	10,502	6,015
	$192,290	$158,768	$33,522

2021	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$152,967	$139,590	$13,377
Furniture and fixtures	16,517	9,371	7,146
	$169,484	$148,961	$20,523

Depreciation expense was $9,807 (2021 - $9,468 and 2020 - $8,555) for the year ended December 31, 2022.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

6. Intangible assets:

2022	Cost	Accumulated amortization	Net book Value

Ad Tech technology	$1,877,415	$1,439,351	$438,064
Kidoz OS technology	31,006	31,006	-
Customer relationship	1,362,035	652,642	709,393
	$3,270,456	$2,122,999	$1,147,457

2021	Cost	Accumulated amortization	Net book Value

Ad Tech technology	$1,877,415	$1,063,869	$813,546
Kidoz OS technology	31,006	29,283	1,723
Customer relationship	1,362,035	482,387	879,648
	$3,270,456	$1,575,539	$1,694,917

Amortization expense was $547,460 (2021 - $556,072 and 2020 - $556,073) for the year ended December 31, 2022.

7. Goodwill:

The Company has a goodwill balance of $3,301,439 for year ended December 31, 2022 and 2021 from the acquisition of Kidoz Ltd.

The Company’s annual goodwill impairment analysis performed during the fourth quarter of fiscal 2022 and 2021 included a quantitative analysis of the Kidoz Ltd. reporting unit (consisting of intangible assets (Note 6), deferred taxation (Note 13) and goodwill). The reporting unit has a carrying amount of $4,448,896 (2021 - $4,785,857) as at December 31, 2022. The Company performed a discounted cash flow analysis for the reporting unit. These discounted cash flow models included management assumptions for expected sales growth, margin expansion, operational leverage, capital expenditures, and overall operational forecasts. The Company classified these significant inputs and assumptions as Level 3 fair value measurements. Based on the annual impairment test described above there was no additional impairment determined for fiscal 2022 or fiscal 2021.

8. Content and software development costs:

Since the year ended December 31, 2014, the Company has been developing software technology and content for our business. This software technology and content includes the continued development of the KIDOZ Safe Ad Network, the KIDOZ Kid-Mode Operating System, and the KIDOZ publisher SDK. The development of Trophy Bingo, a social bingo game, the license, the development of the Rooplay platform and the development of the Rooplay Originals games. All new development on these products ceased in 2019 when the Company focus switched to the Kidoz Ad Tech business.

During the years ended December 31, 2022 and 2021, the Company has expensed the development costs of all products as incurred and has expensed the following development costs.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

8.	Content and software development costs: (Continued)

	2022	2021
Opening total software technology and content development costs	$10,559,601	$8,880,753

Software technology and content development during the year	2,496,877	1,678,848
Closing total software technology and content development costs	$13,056,478	$10,559,601

9. Government CEBA loan:

During the year ended December 31, 2020, the Company was granted a loan of $44,296 (CAD$60,000) under the Canada Emergency Business Account (CEBA) loan program for small businesses. The CEBA loan program is one of the many incentives the Canadian Government put in place in response to COVID-19. The loan is interest free and a third of the loan $14,766 (CAD$20,000) is eligible for complete forgiveness if $29,530 (CAD$40,000) is fully repaid on or before December 31, 2023. If the loan cannot be repaid by December 31, 2023, it can be converted into a 2-year term loan charging an interest rate of 5%.

During the year ended December 31, 2021, the Company drew $200,000 from its line of credit with the Leumi Bank in Israel. The loan was repaid in full during the year ended December 31, 2021 with interest costs of $987.

10. Stockholders’ Equity:

The holders of common stock are entitled to one vote for each share held. There are no restrictions that limit the Company’s ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation. The Company’s common stock has no par value per common stock and there is only one class of common shares. The Company has an unlimited number of common shares authorized for issue.

(a)	Common stock issuances:

Fiscal 2022

During the year ended December 31, 2021, the Company engaged with Agora Internet Relations Corp. for an online marketing campaign on the AGORACOM platform. The agreement was for 12 months for a fee of $79,705 (CAD$100,000) payable in shares of the Company. During the year ended December 31, 2022, the Company issued 156,510 shares in settlement of its obligation under the contract.

Fiscal 2021

During the year ended December 31, 2021, the Company engaged Research Capital Corporation (“RCC”) as a financial and capital markets advisor. As part of the compensation for its services, RCC will receive a monthly fee of $5,119 (CAD$6,500) for its trading advisory services for a minimum of 6 months with extension by mutual agreement and a financial advisory fee to be satisfied by the issuance of 230,000 common shares of the Company valued at $179,293. In addition, the Company granted 230,000 common share purchase warrants to RCC (Note 2(i)). Each warrant will entitle the holder thereof to purchase one common share in the capital of the Company at an exercise price of $0.77 (CAD$0.98) at any time up to 24 months following the date of issuance and expire on April 1, 2023. During the year ended December 31, 2021, the Company issued the shares and granted the warrants. Subsequent to the year ended December 31, 2022, the warrants expired unexercised.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

10.	Stockholders’ Equity: (Continued)

(a)	Common stock issuances: (Continued)

During the year ended December 31, 2021, the holder of 70,000 stock options exercised their options for 70,000 shares for $31,264 at an average exercise price of $0.45 (CAD$0.54) per share.

Fiscal 2020

There were no common stock issuances for the year ended December 31, 2020.

(b)	Normal Course Issuer Bid:

During the year ended December 31, 2022, the Company filed a Notice of Intention to Make a Normal Course Issuer Bid (the “Notice of Intention”) with the TSX Venture Exchange (“TSX-V”) on September 15, 2022. Upon receiving approval from the TSX-V, effective September 16, 2022, the Company commenced a normal course issuer bid (“NCIB”), whereby the Company may purchase for cancellation up to 6,579,074 shares, being 5% of the issued and outstanding shares as of such date. Any purchases under the NCIB will be made on the open market through the facilities of the TSX-V or alternative Canadian trading systems. Purchases will be made at market prices of the shares at the time of acquisition.

Purchases under the NCIB may commence as of September 16, 2022, and will end on the earlier of: (i) September 14, 2023; or (ii) the date on which the Company has purchased the maximum number of shares to be acquired under the NCIB. The Company may terminate the NCIB earlier if it feels it is appropriate to do so.

The normal course issuer bid will be conducted through Kidoz Inc’s broker Research Capital Corporation. The purchase and payment of the common shares will be made in accordance with the requirements of the TSX-V and applicable securities laws. The actual number of common shares purchased, timing of purchases and share price will depend upon market conditions at the time and securities law requirements. All common shares acquired will be returned to treasury and cancelled.

The purchase of and payment for the shares will be made in accordance with the requirements of the TSX-V and applicable securities laws. The actual number of shares purchased, timing of purchases and share price will depend upon market conditions at the time and securities law requirements. All shares acquired pursuant to the NCIB will be returned to treasury and cancelled.

During the year ended December 31, 2022, 275,000 shares were acquired pursuant to the NCIB in effect, at an aggregate cost of $87,778. During the year ended December 31, 2022, 233,500 shares were cancelled.

Subsequent to the year ended December 31, 2022, 41,500 shares which were acquired during the year ended December 31, 2022, pursuant to the NCIB in effect, at an aggregate cost of $11,793, were cancelled.

Subsequent to the year ended December 31, 2022, 2,000 shares which were acquired pursuant to the NCIB in effect, were cancelled.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

10.	Stockholders’ Equity: (Continued)

(c)	Warrants:

A summary of warrant activity for the year ended December 31, 2022 and 2021 are as follows:

	Number of warrants	Exercise price	Expiry date
Outstanding, December 31, 2020 and 2019	-	$-

Granted	230,000	CAD$0.98	April 3, 2023

Outstanding December 31, 2022 and 2021	230,000	CAD$0.98

A fair value of the derivative liability of $83,572 was estimated on the date of the subscription using the Binomial Lattice pricing model.

During the year ended December 31, 2022, there was a gain on derivative liability - warrants of $23,314 (2021 - $60,207) and the derivative liability – warrants value reduced to $51 (2021 - $23,365) with the following assumptions:

	December 31, 2022	December 31, 2021	April 1, 2021
Exercise price	CAD$0.98	CAD$0.98	CAD$0.98
Stock price	CAD$0.35	CAD$0.59	CAD$0.98
Expected term	0.25 years	1.25 years	2 years
Expected dividend yield	-	-	-
Expected stock price volatility	77.46%	88.33%	145.71%
Risk-free interest rate	3.55%	1.18%	0.73%

(d)	Stock option plans:

2015 stock option plan

In the year ended December 31, 2015, the shareholders approved the 2015 stock option plan. The 2015 stock option plan as amended in November 2020, is intended to provide incentive to employees, directors, advisors and consultants of the Company to encourage proprietary interest in the Company, to encourage such employees to remain in the employ of the Company or such directors, advisors and consultants to remain in the service of the Company, and to attract new employees, directors, advisors and consultants with outstanding qualifications. The maximum number of shares issuable under the Plan shall not exceed 10% of the number of Shares of the Company issued and outstanding as of each Award Date unless shareholder approval is obtained in advance.

The Board of Directors determines the terms of the options granted, including the number of options granted, the exercise price and their vesting schedule. The maximum term possible is 10 years. Under the 2015 plan we have reserved 10% of the number of Shares of the Company issued and outstanding as of each Award Date. During the year ended December 31, 2020, the Rolling Stock Option plan was amended by inclusion of an Israeli Taxpayers Appendix.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

10.	Stockholders’ Equity: (Continued)

(d)	Stock option plans: (Continued)

During the year ended December 31, 2022, the Company granted 2,550,000 options to employees and consultants with an exercise price of CAD$0.50 ($0.37) where 2% vests per month. 900,000 of these options were granted to directors and officers of the Company.

During the year ended December 31, 2022, 285,600 options were cancelled, and 506,150 options expired unexercised.

During the year ended December 31, 2021, the Company granted to employees and consultants the following options:

●	1,040,000 options at CAD$0.50 ($0.39) where 10% vests on grant date, 15% one year following and 2% per month thereafter and expire on February 1, 2026. 400,000 of these options were granted to directors and officers of the Company.
●	35,000 options at CAD$0.50 ($0.39) which vested immediately and expire on February 1, 2026.
●	1,300,000 options at CAD$1.02 ($0.80) where 2% vests per month and expire on April 6, 2026. 400,000 of these options were granted to directors and officers of the Company.
●	300,000 options at CAD$0.66 ($0.52) where 2% vests per month and expire on July 12, 2026.

Subsequent to the year ended December 31, 2022, a further 1,885,000 options were awarded where 2% vests per month, with an exercise price of CAD$0.30 ($0.22) and 130,000 options were cancelled.

A summary of stock option activity for the stock option plans for the years ended December 31, 2022 and 2021 are as follows:

	Number of options	Weighted average exercise price
Outstanding December 31, 2020	5,875,750	$0.39

Granted	2,675,000	0.60
Exercised	(70,000)	(0.45)
Expired	(570,000)	(0.43)
Cancelled	(1,040,600)	(0.42)
Outstanding December 31, 2021	6,870,150	$0.48

Granted	2,550,000	0.37
Expired	(506,150)	(0.40)
Cancelled	(285,600)	(0.48)
Outstanding December 31, 2022	8,629,000	$0.43

The aggregate intrinsic value for options as of December 31, 2022 was $nil (2021 - $334,897).

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

10.	Stockholders’ Equity: (Continued)

(d)	Stock option plans: (Continued)

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2022:

Exercise prices per share	Number outstanding	Number exercisable	Expiry date
CAD$0.45	2,030,400	893,424	June 30, 2025
CAD$0.50	859,600	425,000	February 1, 2026
CAD$0.50	2,445,000	537,900	February 1, 2027
CAD$0.54	713,000	713,000	June 4, 2023
CAD$0.66	200,000	68,000	July 12, 2026
US$0.50	1,275,000	1,275,000	June 4, 2023
CAD$1.02	1,106,000	446,000	April 6, 2026
	8,629,000	4,358,324

The Company recorded stock-based compensation of $696,248 on the options granted and vested (2021 – $660,266) and as per the Black-Scholes option-pricing model, with a weighted average fair value per option grant of $0.42 (2021 - $0.45).

11. Fair value measurement:

The following table sets forth the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis based on the three-tier fair value hierarchy.

	Level 1	Level 2	Level 3	Total
As at December 31, 2022
Assets
Cash	$2,363,530	$-	$-	$2,363,530
Long term cash equivalent	22,310	-	-	22,310
Liabilities
Derivative liability – warrants	-	(51)	-	(51)
Total assets (liabilities) measured and recorded at fair value	$2,385,840	($51)	$-	$2,385,789

	Level 1	Level 2	Level 3	Total
As at December 31, 2021
Assets
Cash	$2,078,607	$-	$-	$2,078,607
Long term cash equivalent	23,624	-	-	23,624
Liabilities
Derivative liability – warrants	-	(23,365)	-	(23,365)
Total assets measured and recorded at fair value	$2,102,231	($23,365)	$-	$2,078,866

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

12. Commitments:

The Company leases office facilities in Vancouver, British Columbia, Canada, The Valley, Anguilla, British West Indies and Netanya, Israel. These office facilities are leased under operating lease agreements.

During the year ended December 31, 2020, the Company signed a five-year lease for a facility in Vancouver, Canada, commencing April 1, 2020 and ending March 2024. This facility comprises approximately 1,459 square feet. The Company accounts for the lease in accordance with ASU 2016-02 (Topic 842) and recognizes a right-of-use asset and operating lease liability.

The Netanya, Israel operating lease expired on July 14, 2017, but unless 3 months’ notice is given it automatically renews for a future 12 months until notice is given. During the year ended December 31, 2022, the lease was extended for a further 12 months. This facility comprises approximately 190 square metres. The renewal of this lease is uncertain, hence the Company has accounted for this lease as a short-term lease.

The Anguillan operating lease expired on April 1, 2011, but unless 3 months’ notice is given it automatically renews for a further 3 months. Therefore, the Company accounts for the lease in accordance with ASU 2016-02 (Topic 842) and recognizes a right-of-use asset and operating lease liability.

Minimum lease payments under these leases are approximately as follows:

2023	$81,558
2024	11,786

The Company paid rent expense totaling $130,308 for the year ended December 31, 2022 (2021 - $129,250).

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Inc.	T. M. Williams	Chairman	$160,000
Bromley Accounting Services Ltd.	H. W. Bromley	CFO	CAD$215,000
Farcast Operations Inc.	T. H. Williams	VP Product	CAD$240,000

During the year ended December 31, 2022, Mr. J. M. Williams, the Company’s CEO, became an employee of Shoal Media (Canada) Inc.

As at December 31, 2022, the Company had a number of renewable license commitments with large brands, including, Mr. Men and Little Miss and Mr. Bean. These agreements have commitments to pay royalties on the revenue from the licenses subject to the minimum guarantee payments. As at December 31, 2022, there were no further minimum guarantee payments commitments.

The Company expensed the minimum guarantee payments over the life of the agreement and recognized license expense of $14,090 (2021 - $18,512) for the year ended December 31, 2022.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

13. Income taxes:

As at December 31, 2022, Kidoz Inc. was domiciled in the tax-free jurisdiction of Anguilla, British West Indies. However certain of the Company’s subsidiaries incur income taxation. Subsequent to the year ended December 31, 2022, the Company continued out of Anguilla and into Canada and became a Canadian tax payer.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021, are presented below:

	2022	2021	2020
Computed “expected” tax expense	$(314,497)	$(5,535)	$(10,192)
Change in statutory, foreign tax, foreign exchange rates and other	48,994	(231,545)	150,835
Permanent differences	187,044	(227)	(180,123)
Adjustment to prior years provision versus statutory tax returns	(5)	(17,161)	55,243
Change in valuation allowance	138,474	37,791	39,480
(Provision for) Recovery of current income taxes	$(60,010)	$(6,178)	$55,243
Deferred income taxes	210,499	(210,499)	-
Total taxation	$159,489	$(216,677)	$55,243

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021 are presented below:

	2022	2021
Deferred tax (liabilities) assets:
Net operating loss carry forwards	$208,480	$285,045
Equipment	1,627	74
Intangible assets	(263,915)	(389,831)
Other	273,357	193,220
Valuation Allowance	(219,549)	(299,007)
Total deferred tax (liability) asset	$-	$(210,499)

As at December 31, 2022, the Company’s had $1,023,314 of non-capital losses expiring through December 31, 2042.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in assessing the realizability of deferred tax assets.

The Company recognized this tax credit as a recovery of income tax expense on the statement of operations and comprehensive (loss) income upon receipt of funds.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

14. Right-of-use assets:

There is no discount rate implicit in the Anguilla office operating lease agreement, so the Company estimated a 5% discount rate for the incremental borrowing rate for the lease as of the adoption date, January 1, 2020. There is no discount rate implicit in the license agreement, so the Company estimated a 12% discount rate for the incremental borrowing rate for the licenses as of the adoption date, January 1, 2019.

Effective April 1, 2019, we recognized lease assets and liabilities of $125,474, in relation to the Vancouver office. We estimated a discount rate of 4.12%.

We elected the package of practical expedients permitted under the transition guidance within Topic 842, which allowed us to carry forward prior conclusions about lease identification, classification and initial direct costs for leases entered into prior to adoption of Topic 842.

Additionally, we elected to not separate lease and non-lease components for all of our leases. For leases with a term of 12 months or less, our current offices, we elected the short-term lease exemption, which allowed us to not recognize right-of-use assets or lease liabilities for qualifying leases existing at transition and new leases we may enter into in the future, as there is significant uncertainty on whether the leases will be renewed.

The right-of-use assets as at December 31, 2022, is summarized as follows:

	2022	2021	2020

Opening balance for the year	$65,464	$106,315	$134,914
Capitalization of additional license leases	-	-	25,472
Amortization of operating lease right-of use assets	(28,935)	(40,851)	(54,071)
Closing balance for the year	$36,529	$65,464	$106,315

The operating lease as at December 31, 2022, is summarized as follows:

As at December 31, 2022
Office lease
2023	33,159
2024	7,607
Total lease payments	$40,766
Less: Interest	(1,210)
Present value of lease liabilities	$39,556

Amounts recognized on the balance sheet
Current lease liabilities	$32,116
Long-term lease liabilities	7,440
Total lease payments	$39,556

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

14.	Right-of-use assets: (Continued)

	2022	2021	2020

Opening balance for the year	$74,067	$103,918	$127,615
Payments on operating lease liabilities	(34,511)	(29,851)	(23,697)
Closing balance for the year	39,556	74,067	103,918
Less: current portion	(32,116)	(32,068)	(30,083)
Operating lease liabilities – non-current portion as at end of year	$7,440	$41,999	$73,835

15. Related party transactions:

As at and for the year ended December 31, 2022, the Company has the following related party transactions:

	2022	2021	2020
Directors fees	$8,970	$8,000	$8,248
Salaries, wages, consultants and benefits	659,558	612,492	456,042
Selling and marketing	126,920	77,906	57,498
Stock-based compensation (Note 10)	276,207	237,348	61,701
Content and software development (Note 8)	246,016	214,843	156,522
Closing balance for the year	$1,317,671	$1,150,589	$740,011

The Company has liabilities of $80,874 (2021 - $53,829) as at December 31, 2022, to current directors, officers and companies owned by the current directors and officers of the Company for employment, director and consulting fees.

During the year ended December 31, 2022, the Company granted 900,000 options with an exercise price of CAD$0.50 ($0.39) per share to current directors and officers of the Company.

During the year ended December 31, 2021, the Company granted the following options to related parties:

a) 400,000 options with an exercise price of CAD$0.50 ($0.39) per share

b) 400,000 options with an exercise price of CAD$1.02 ($0.80) per share

The related party transactions are in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16. Segmented information:

The Company operates in reportable business segments, the sale of Ad tech advertising, programmatic advertising, and content revenue, including the sale of in-app purchases on Trophy Bingo and Garfield’s Bingo; the premium purchase for Rooplay Originals and recurring subscription revenues from Rooplay and Kidoz OS and the sale of licenses of Kidoz OS.

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision makers are the Co-chief executive officers. The Company and the chief decision makers view the Company’s operations and manage its business as three operating segments, namely Ad tech advertising, programmatic advertising, and content revenue.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

16.	Segmented information: (Continued)

The Company had the following revenue by geographical region.

	2022	2021	2020
Ad tech advertising revenue
Western Europe	$5,675,383	$3,927,191	$1,911,627
Central, Eastern and Southern Europe	297,862	193,085	-
North America	7,096,255	7,653,038	4,686,071
Other	1,356,418	421,204	133,872

Total ad tech advertising revenue	$14,425,918	$12,194,518	$6,731,570

Programmatic advertising revenue
North America	$361,394	$58,507	$18,365

Total Programmatic advertising revenue	$361,394	$58,507	$18,365

Content revenue
Western Europe	$76,572	$84,884	$100,625
Central, Eastern and Southern Europe	381	1,517	38,741
North America	37,766	47,390	182,676
Other	195,025	97,823	77,923

Total content revenue	$309,744	$231,614	$399,965

Total revenue
Western Europe	$5,751,955	$4,012,075	$2,012,252
Central, Eastern and Southern Europe	298,243	194,602	38,741
North America	7,495,415	7,758,935	4,887,112
Other	1,551,443	519,027	211,795
Total revenue	$15,097,056	$12,484,639	$7,149,900

Equipment

The Company’s equipment is located as follows:

Net Book Value	2022	2021

Anguilla	$60	$91
Canada	20,143	8,542
Israel	9,279	11,055
United Kingdom	4,040	835
Total equipment	$33,522	$20,523

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

17. General and administrative:

General and administrative expenses were as follows:

	2022	2021	2020

Insurance	$46,765	$42,357	$34,354
Professional fees	319,016	211,873	183,475
Rental (Note 12)	130,308	129,250	119,055
Other general and administrative expenses	264,847	221,402	191,824
Total general and administrative expenses	$760,936	$604,882	$528,708

18. Stock awareness program

During the year ended December 31, 2021, the Company commenced a corporate stock awareness program. The Company engaged Research Capital Corporation, Agora Internet Relations Corp., Stockhouse Publishing Ltd. and Proactive for financial and capital markets advisory services and to assist with general market outreach to increase investor awareness as the Company continues to achieve important milestones and grow its investor base. Stockhouse Publishing Ltd. campaign was discontinued in the year ended December 31, 2022.

The Company incurred stock awareness expenses of $161,332 during the year ended December 31, 2022, of which $26,334 was paid in shares to Agora Internet Relations Corp.

The Company incurred stock awareness expenses of $402,845 during the year ended December 31, 2021, of which $179,293 is from the issuance of 230,000 common shares to RCC (Note 10) and a derivative liability of $83,572 (Note 10) from the warrants granted.

19 Concentrations:

Major customers

During the year ended December 31, 2022, and 2021, the Company sold Ad tech revenue; sold subscriptions on its site Rooplay; sold in-app purchases on its social bingo sites, Trophy Bingo and Garfield’s Bingo and premium purchases of Rooplay Originals. During the year ended December 31, 2022, the Company had revenues of $3,528,530, $2,293,798 and $1,507,029 from three customers (December 31, 2021 - three customers for $3,373,241, $2,522,559 and $1,381,678; December 31, 2020 - two customers for $2,661,595 and $1,551,661) which was more than 10% of the total revenue. The Company is reliant on the Google App, iOS App and Amazon App Stores to provide a content platform for Rooplay, Trophy Bingo and Garfield’s Bingo to be played thereon and certain advertising agencies for the Ad tech revenue.

20. Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution.

The Company currently maintains a substantial portion of its day-to-day operating cash and long-term cash equivalents balances at financial institutions. At December 31, 2022, the Company had total cash

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

20.	Concentrations of credit risk: (Continued)

of $2,385,840 (2021 - $2,102,231) at financial institutions, where $2,150,761 (2021 - $1,793,265) is in excess of federally insured limits.

The Company has concentrations of credit risk with respect to accounts receivable, the majority of its accounts receivable are concentrated geographically in the United States amongst a small number of customers.

As of December 31, 2022, the Company had three customers, totaling $1,921,602, $1,061,177, and $920,736 respectively who accounted for greater than 10% of the total accounts receivable. As of December 31, 2021, the Company had three customers, totaling $1,952,040, $1,165,807, and $1,054,625 who accounted for greater than 10% of the total accounts receivable.

The Company controls credit risk through monitoring procedures and receiving prepayments of cash for services rendered. The Company performs credit evaluations of its customers but generally does not require collateral to secure accounts receivable.

Page F-32