Form 20-F
period 2023-12-31
KIDOZ INC.
filed 2024-04-25
CIK 1318482

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Pacific Centre, Suite 1500, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Canada

(Address of principal executive offices)

Henry Bromley, Chief Financial Officer

Tel: +1 888-374-2163; Facsimile +1 604-694-0301

Pacific Centre, Suite 1500, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

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

This annual report on Form 20-F for the year ended December 31, 2023, or this “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. Unless the context otherwise requires, all references in this document to “the Company,” “we,” “us,” and “our” refer to Kidoz Inc. and our subsidiaries.

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

Consolidated Balance Sheet Data:

	2023	2022	2021
Cash	$1,469,224	$2,363,530	$2,078,607
Total assets	11,807,080	14,387,083	13,925,531
Total liabilities	4,612,778	5,695,324	4,574,834
Total stockholders’ equity	7,194,302	8,691,759	9,350,697
Working capital	3,220,646	4,147,176	4,536,852

Consolidated Statement of Operations Data for continuing operations:

	2023	2022	2021

Revenue	$13,326,824	$15,097,056	$12,484,639

Cost of sales	8,392,767	9,973,211	7,152,307
Gross (loss) profit	4,934,057	5,123,845	5,332,332

Operating expenses excluding interest and other income (expenses)	(6,153,451)	(5,897,412)	(4,357,188)
Amortization and expiration of right-of-use assets	(29,748)	(28,935)	(40,851)
Depreciation and amortization	(558,740)	(557,267)	(565,540)
Gain on derivative liability – warrants	51	23,314	60,207
Interest and other income	1,049	185	241
Income tax recovery / (expense)	25,978	150,489	(216,677)
Provision for doubtful receivables	(84,952)	-	-
Stock awareness program	(146,300)	(161,332)	(402,845)
Net (loss) income	$(2,012,056)	$(1,347,113)	$(190,321)

Basic and diluted net (loss) income per share from continuing operations	$(0.02)	$(0.01)	$(0.00)
Weighted average common shares outstanding	131,305,254	131,481,983	131,340,989

Consolidated Cash flow data:

	2023	2022	2021
Net cash (used in) provided by operating activities	$(823,640)	$433,745	$851,533
Net cash used in investing activities	(8,714)	(26,533)	(384)
Net cash (used in) provided by financing activities	(61,952)	(122,289)	1,413
Change in cash	(895,306)	284,923	852,562
Cash	$1,469,224	$2,363,530	$2,078,607

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

Risks Related to the Business

●	Regulations - The Company operates in a highly regulated market with a Children’s Online Privacy Protection Rule (“COPPA”) & General Data Protection Regulation (“GDPR”). There is the risk that the regulations restrict the Company operations. The Company serves compliant contextual mobile advertising network that safely reaches hundreds of million kids, teens, and families every month.

●	Reliant on Google and Apple - The Company is heavily reliant on Google and Apple, on whose platform the games where we advertise are hosted. The Company has been Google certified and has been approved by Apple.

●	Expanding Company - the Company is a growing and expanding company. The Company’s revenues may be materially affected by the decisions of its management and/or customers, and due to a variety of other factors, many of which may be beyond the Company’s control. This may lead to expenses exceeding estimates or be incurred in the expectation of sales that do not occur or that occur later than expected. Management expects expenses to increase, especially hiring of additional staff to support its growth and expansion. Fluctuating results could cause unanticipated quarterly losses and cause the Company’s performance to fall below the expectations of investors, which could adversely affect the price of the common shares. The following will cause fluctuating results:

○	Changes in demand for Kidoz Platform
○	Changes in the Company’s customer base, additions, and losses of customers
○	Changes in advertising budgets of our customers
○	Changes in the availability of advertising inventory or in the cost of reaching customers through digital advertising.
○	Disruptions or outages on the Kidoz platform.
○	New technology or offering by the Kidoz competitors.
○	Timing differences between our payments for advertising inventory and our collection of advertising revenue.
○	Shifting views and behaviors of consumers concerning use of data.

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

During the year ended December 31, 2023, Kidoz Inc. continued out of the jurisdiction of the Anguillian Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act (“CBCA”).

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

During the year ended December 31, 2023, Kidoz Inc. continued out of the jurisdiction of the Anguillian Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act (“CBCA”).

Our executive offices are located at Pacific Centre, Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada. Our telephone number is (888) 374-2163.

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

During the year ended December 31, 2023, the Company launched a wholly owned division called Prado to advertise to the over 13 years of age family market. The Company has developed systems whereby our existing Kidsafe advertising will not be affected by Prado.

Product Strategy

Kidoz builds and maintains the Kidoz Safe Ad Network, the Kidoz SDK, and the Kidoz Privacy Shield for app developers and global advertisers to reach children and families in a compliant and brand safe way. The Kidoz SDK is the core of the advertising technology that enables Kidoz to have advertising impressions available for sale. The Kidoz proprietary advertising system is compliant with COPPA (“Children’s Online Privacy Protection Rule”), GDPR-K (“The European Union’s General Data Protection Regulation for children”) and other regulations adopted to protect children in a complex digital world. Kidoz technology is completely proprietary. Kidoz continues to upgrade its advertising systems to be compatible with the latest IAB (“International Advertising Board”) specifications for real-time-bidding, header bidding, and server-to-server direct connections. Our design and implementation of these solutions incorporates a view to their utilization not only in the kids’ marketplace but to the entire advertising market. Programmatic advertising is the use of automated advertising technology to enable media buying and selling as opposed to traditional direct methods of digital advertising which involve humans interfacing to agree to deal terms. Offering a managed programmatic solution of the best mobile advertising inventory is a valuable offering that our agency partners are utilizing with increased frequency and scale.

During the year ended December 31, 2023, the Company launched a wholly owned division called Prado to access the over 13 years of age family market. The Prado (www.prado.co) technology will provide a leading mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange programmatically to the entire Ad Tech universe. By activating high-performance programmatic campaigns across thousands of apps on their network, Prado makes digital advertising more efficient and effective by simplifying the process across a connected technology platform. The Company has developed systems whereby our existing Kidsafe advertising will not be affected by Prado. Kidoz software engineers have now completed the challenging transformation of their market leading kid safe Ad Network to also reach the significantly larger digital ad market of teens, families, and audiences over 13 years old whilst not compromising the safety of our existing kids marketplace. The Prado technology plus our internal controls will ensure that no inappropriate advertisements will be served to children and thereby compromise kids’ safety.

Marketing & Distribution Strategy

Each new app that installs the Kidoz SDK increases our user base and increases the number of available impressions that Kidoz can monetize. The adoption of the Kidoz SDK has been rapid as app developers have few choices when it comes to sources of safe, compliant, and relevant ads for their users. Kidoz has built its brand and reputation as the market leader for safe child and family mobile advertising technology, and this has enabled our SDK to become quickly adopted. It is our strategy to invest in our systems and build alliances with the largest software companies in the world. Since Google’s certification of Kidoz and Apple’s updated rules endorsing Kidoz’s methodologies the Company is experiencing unprecedented demand for its safe advertising solutions.

Sales & Pricing Strategy

Kidoz has a global sales agency partnership strategy that places local sellers into dozens of national and international markets. In 2023 Kidoz launched campaigns in 59 different countries. Through our direct sales and marketing channels we locate, recruit, and sign new international sales houses. As the Kidoz network is a unique advertising platform in the market, it commands high prices and media sales houses aspire to represent the Company. Kidoz has found the agency partnership strategy to be highly effective as once sales houses are recruited and the first few campaigns are delivered with success, repeat customers are established and the value of the region begins to grow. After years of development with this strategy, Kidoz has many established sales houses in the largest economies of the world and is now tasked with increasing the value of each partnership and empowering the sales houses to increase the portion of advertisers’ budgets that is spent with Kidoz. The Kidoz Programmatic solution has created new opportunities for all of Kidoz’s agency partners as the solution creates inventory for brands who are building awareness with parents and teens in addition to children.

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

Kidoz is growing as a result of its core media business, and we expect further growth in our expansion via our Prado division to include the teen and parent segments which became effective in 2023. Kidoz Connect is the latest product release to deliver enhanced value to our advertising partners as the technology enables Kidoz to ingest programmatic campaigns of all types and scale them across the entire Kidoz and Prado networks. The Kidoz commercial teams look forward to welcoming many new and existing customers to these offerings as we expand the Kidoz reach within the global digital advertising ecosystem.

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

Trophy Bingo and Garfield Bingo

The Company has the social bingo games Trophy Bingo and Garfield Bingo which are available on Apple’s iOS, Google’s Android, and Amazon Android systems. Revenue is generated in the games via in-app purchases and advertising. During the year ended December 31, 2023, Trophy Bingo and Garfield Bingo were discontinued.

C. Organizational structure.

For the year ended December 31, 2023, we conducted our business through the Anguilla incorporated entity and through our wholly-owned subsidiaries Kidoz Ltd. (“Kidoz Ltd.”), Shoal Media (Canada) Inc. (“Shoal Media Canada”), Shoal Games (UK) plc (“Shoal UK”), Shoal Media Inc. (“Shoal Media”), Prado Media Ltd. (“Prado Media”), Shoal Media UK Ltd. (“Shoal Media UK”), and Rooplay Media Kenya Limited. (“Rooplay Kenya”). Effective January 1, 2023, we conducted our business through the Canadian incorporated entity and its subsidiaries.

Shoal Media Canada was incorporated under the laws of British Columbia, Canada, on February 10, 1998, as 559262 B.C. Ltd. and changed its name to Bingo.com (Canada) Enterprises Inc. on February 11, 1999. It subsequently changed its name to English Bay Office Management Limited on September 8, 2003. Effective March 11, 2016, it changed its name to Shoal Media (Canada) Inc.

On August 15, 2002, 99% of the share capital of Shoal UK was acquired. Shoal UK was incorporated under the laws of England and Wales on August 18, 2000, as CellStop plc. and changed its name to Bingo.com (UK) plc. on August 5, 2002. During the year ended December 31, 2015, the Company changed the name of the company to Shoal Games (UK) plc. During the year ended December 31, 2023, Shoal Games (UK) plc was discontinued and struck off.

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

D. Property, plants and equipment.

Effective January 1, 2023 our executive office is located in Vancouver, British Columbia, Canada.

We have 2 primary development and operational offices located in Vancouver, Canada and Netanya, Israel.

During the year ended December 31, 2019, the Company signed a five-year lease in Vancouver, Canada ending March 2024. This facility comprises approximately 1,459 square feet. The monthly rental is approximately $4,137.

Kidoz Ltd. has an annual office lease in Netanya, Israel, with rent payable on a quarterly basis. The operating lease expired on July 14, 2017, but unless 3 months’ notice is given it automatically renews for a future 12 months until notice is given. This facility comprises approximately 190 square metres. The monthly rental is approximately $4,004.

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

Kidoz Inc. (TSXV: KIDZ) mission is to keep children safe in the complex digital advertising ecosystem. Kidoz Inc. is a mobile advertising technology company and owner of the KIDOZ Safe Ad Network (www.kidoz.net) and the Kidoz Publisher Software Development Kit (“SDK”). By developing solutions for app developers to monetize with safe, relevant, and fun ads we help keep the Google and Apple app stores safe and free for children. Our commitment to children’s privacy and safety has created one of the fastest growing mobile networks in the world. Unlike most digital advertising, every campaign on the Kidoz platform is free of location information, device identifiers, behavioural data, and other trackers used by advertisers to identify and track users across the Internet commonly known as IDFA and AAID. Our technology does not rely on any permanent identifiers, and as Google and Apple begin to disallow persistent trackers from being employed by any network (child-directed or not), Kidoz’s strength increases.

The following discussion and analysis of the Company’s financial condition and results of operations are presented in United States Generally Accepted Accounting Principles (“US GAAP”) and presented in US Dollars, the Company’s functional currency.

A. Operating results

Results of Operations

	2023	2022	2021

Revenue	$13,326,824	$15,097,056	$12,484,639

Cost of sales	8,392,767	9,973,211	7,152,307
Gross (loss) profit	4,934,057	5,123,845	5,332,332

Operating expenses excluding interest and other income (expenses)	(6,153,451)	(5,897,412)	(4,357,188)
Amortization and expiration of right-of-use assets	(29,748)	(28,935)	(40,851)
Depreciation and amortization	(558,740)	(557,267)	(565,540)
Gain on derivative liability – warrants	51	23,314	60,207
Interest and other income	1,049	185	241
Income tax recovery / (expense)	25,978	150,489	(216,677)
Provision for doubtful receivables	(84,952)	-	-
Stock awareness program	(146,300)	(161,332)	(402,845)
Net (loss) income	$(2,012,056)	$(1,347,113)	$(190,321)

Basic and diluted net (loss) income per share from continuing operations	$(0.02)	$(0.01)	$(0.00)
Weighted average common shares outstanding	131,305,254	131,481,983	131,340,989

Year Ended December 31, 2023, Compared with Year Ended December 31, 2022

Revenue

Total revenue, net of platform fees (to Apple, Google and Amazon) and withholding taxes, for the year ended December 31, 2023, decreased to $13,326,824, a decrease of 12% over total revenue net of fees and withholding taxes of to $15,097,056 for fiscal 2022. Ad Tech advertising revenue for the year ended December 31, 2023, was $11,879,425 a decrease of 18% over Ad Tech advertising revenue of $14,425,918 for fiscal 2022.

Programmatic advertising revenue for the year ended December 31, 2023, was $1,223,392 an increase of 239% over Programmatic advertising revenue of $361,394 for fiscal 2022.

Content revenue for year ended December 31, 2023, decreased to $224,007, a decrease of 28% over content revenue of $309,744 for fiscal 2022.

The decrease in total revenue over fiscal 2022 is due to the overall weakness in the general market and the loss of some campaigns from fiscal 2022 which did not renew in fiscal 2023. Management believes that distortions in the overall market in fiscal 2022 existed due to COVID and returned to normal in fiscal 2023. The increase in programmatic advertising revenue is due to the active promotion of this revenue stream and the strong demand for Programmatic advertising in the market.

Selling and marketing expenses

Sales and marketing expenses for the year ended December 31, 2023, were $1,268,218, an increase of 22% over selling and marketing expenses of $1,039,713 for fiscal 2022. The increase in sales and marketing expenses over fiscal 2022 is due to an increase in sales and marketing staff to manage the anticipated growth in the Direct, Programmatic and Performance segments of our AdTech business. Selling and marketing expenses consist primarily of sales staff salaries and benefits and publishing services and user acquisition costs incurred to acquire game players.

We expect to incur increased sales and marketing expenses in selling the Ad tech advertising and to grow the Ad tech advertising revenue. There can be no assurances that these expenditures will result in increased traffic or significant additional revenue.

Software technology development

We do not capitalize our development costs. Software technology development costs of $2,999,079 were expensed for year ended December 31, 2023, an increase of 20% from software technology development costs of $2,496,877 expensed for fiscal 2022. These increases over fiscal 2022, is due to the hiring of additional development staff and the outsourcing of certain software development to increase the development of our base technologies including the development of the Prado technology. In addition, as we have expanded our global reach our server costs have increased.

General and administrative expenses

General and administrative expenses consist primarily of legal and professional fees, premises costs for our offices and development facilities, and other general corporate and office expenses. General and administrative expenses decreased to $673,654 for the year ended December 31, 2023, a decrease of 11% over general and administrative expenses of $760,936 in fiscal 2022. The decrease in general and administrative expenses is due a decrease in fees paid to our professional advisors and a decrease in legal and filing fees as a result of the Normal Course Issuer Bid and the continuation of the Company out of Anguilla and into Canada incurred in fiscal 2022.

We expect to continue to incur general and administrative expenses to support the business, and there can be no assurances that we will be able to generate sufficient revenue to cover these expenses.

Salaries, wages, consultants, and benefits

Salaries, wages, consultants, and benefits decreased to $705,830 for the year ended December 31, 2023, a decrease of 6% over salaries, wages, consultants, and benefits of $751,811 for fiscal 2022. The decrease in salaries, wages, consultants, and benefits over fiscal 2022, is due to a decrease in the consultants employed by the Company in 2023.

Depreciation and amortization

Intangible assets are amortized using a straight-line method over three to eight years. These intangible assets include customer lists, the technology for Kidoz OS and the software development kits (“SDK”) for our advertising platform. These intangible assets are as result of the acquisition of Kidoz Ltd. The amortization for the year ended December 31, 2023, was $545,737 compared to $547,460 in fiscal 2022. The decline is amortization for the year ended December 31, 2023, is due the full amortization of the Kidoz OS technology.

Equipment is depreciated using the declining balance method over the useful lives of the assets, ranging from three to five years. Depreciation increased to $13,002 during the year ended December 31, 2023, over depreciation of $9,807 in fiscal 2022. This increase in depreciation and amortization compared to fiscal 2022, is due to the acquisition of new equipment and the write-off of old equipment.

Stock-based compensation expense

During the year ended December 31, 2023, the Company incurred non-cash stock compensation expenses of $515,116 compared to non-cash stock compensation expenses of $696,248 for fiscal 2022. During the year ended December 31, 2023, the Company granted 1,885,000 (fiscal 2022 - 2,550,000) options. The options granted in fiscal 2023 and 2022, are issued to consultants and employees as per the Company’s amended 2015 Rolling Stock Option Plan. The non-cash stock compensation program is an integral part of the Companies overall Staff Compensation Program.

Stock awareness program

During the year ended December 31, 2021, the Company commenced a corporate stock awareness program. The Company engaged Research Capital Corporation, Agora Internet Relations Corp., Stockhouse Publishing Ltd. and Proactive for financial and capital markets advisory services and to assist with general market outreach to increase investor awareness as the Company continues to achieve important milestones and grow its investor base. During the year ended December 31, 2023, the Company discontinued its stock awareness program with Proactive and with Stockhouse Publishing Ltd. in fiscal 2022.

The Company incurred stock awareness expenses of $146,300 for year ended December 31, 2023, a decrease of 9% from stock awareness expenses of $161,332 expensed for fiscal 2022. The decrease in Stock Awareness expenses compared to fiscal 2022 is due to the planned reduction in stock awareness commitments and the discontinuance with Proactive.

Other income and expenses

During the year ended December 31, 2023, the Company has a foreign exchange gain of $1,139 compared to foreign exchange loss of ($142,857) in the prior year. These gains are due to the exchange rate movements of the US Dollar compared to the Pound Sterling, Israeli Shekel, European Euro, and the Canadian Dollar. The Company does not hedge its cash assets.

During the year ended December 31, 2023, we received interest income of $1,049 compared to interest income of $185 in the prior year. The interest income is received from bank term deposits from investing our cash. The increase in interest income is due to an increase in interest rates and higher bank account balances in interest earning bank accounts in fiscal 2023 compared to fiscal 2022.

During the year ended December 31, 2023, the Company had a gain on the derivative liability – warrants of $51 compared to gain on the derivative liability – warrants of $23,314 in fiscal 2022. This derivative liability – warrants results from the issuance of the 230,000 warrants to Research Capital Corporation during the year ended December 31, 2021, and which expired unexercised in the year ended December 31, 2023.

Amortization of right-of-use assets

On January 1, 2020, the Company adopted ASC Topic 842 using the modified retrospective transition method. Topic 842 requires the recognition of lease assets and liabilities for operating leases. The Company recognized right-of-use assets relating to the brand licenses and the Vancouver, Canada office rental. During the year ended December 31, 2023, the Company amortized $26,828 and $2,920 expired on the Anguillian lease compared to right-of-use assets amortization of $28,935 in fiscal 2022. Subsequent to the year ended December 31, 2023, the lease on the Vancouver office expired and was not renewed.

Income taxes

During the year ended December 31, 2023, the Company had a tax recovery of $25,978 compared to a tax recovery of $150,489 in fiscal 2022. During the year ended December 31, 2023, our Israeli subsidiary was officially recognized as a Preferred Technology Enterprise in Israel, a prestigious status that comes with extensive tax relief benefits as provided by law and applied to the fiscal 2022 tax year.

During the year ended December 31, 2023, the subsidiaries of the Company had a tax expense of $924 compared to a tax expense of $60,010 in fiscal 2022.

During the year ended December 31, 2005, Bingo.com, Inc. merged with its subsidiary Bingo.com, Ltd. in Anguilla, British West Indies. Anguilla is a zero-tax jurisdiction. During the year ended December 31, 2023, Kidoz Inc. continued out of the jurisdiction of the Anguillian Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act (“CBCA”) and is now a Canadian taxpayer.

Net (loss) income and (loss) income per share

The net loss after taxation for the year ended December 31, 2023, amounted to ($2,012,056) a loss of ($0.02) per share, compared to a net loss of ($1,347,113), a loss of ($0.01) per share, in the year ended December 31, 2022. The net loss increased for the year ended December 31, 2023, due to a decrease in revenue, an increase in staff and outsourcing of certain software technology development. This increase in staff is due to the hiring of additional development staff and sales and marketing personnel to increase the development of our base technology and increase our sales and account management respectively.

Year Ended December 31, 2022, Compared with Year Ended December 31, 2021

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

Software technology development

We do not capitalize our development costs. Software technology development costs of $2,496,877 were expensed for year ended December 31, 2022, an increase of 49% from software technology development costs of $1,678,848 expensed for fiscal 2021. These increases over fiscal 2021, is due to the hiring of additional development staff and the outsourcing of certain software development to increase the development of our base technologies including the development of the Prado technology. In addition, as we have expanded our global reach our server costs have increased.

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

Our net cash from operations for the year ended December 31, 2023, was ($823,640) compared to $433,745 in the prior year. This decrease was due to the decrease in revenue, our expansion of our R&D program to increase the development of our base technologies and encompass the Prado technology to facilitate our entrance into the total Ad-tech market while maintaining our leadership position in the kid safe arena.

Additionally, our Adjusted Earnings Before Interest; Taxes; Depreciation and Amortization; stock awareness program; stock-based compensation and impairment of goodwill (“Adjusted EBITDA”) for the year ended December 31, 2023, amounted to a loss of ($891,166) compared to an Adjusted EBITDA of ($231,395) in the prior year.

Our Adjusted EBITDA is reconciled as follows:

	2023	2022	2021
Loss for the year	$(2,012,056)	$(1,347,113)	$(190,321)

Depreciation and amortization	558,740	557,267	565,540
Stock awareness program	74,112	36,191	316,237
Stock-based compensation	515,116	696,248	660,266
Gain on derivative liability – warrants	(51)	(23,314)	(60,207)
Interest and other income	(1,049)	(185)	(241)
Income tax (recovery) expense	(25,978)	(150,489)	216,677

Adjusted EBITDA	$(891,166)	$(231,395)	$1,507,951

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation, and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

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

December 31, 2023, Compared to December 31, 2022

We had cash of $1,469,224 and working capital of $3,220,646 as at December 31, 2023. This compares to cash of $2,363,530 and working capital of $4,147,176 as at December 31, 2022.

During the year ended December 31, 2023, we used cash of ($823,640) in operating activities compared to providing cash of $433,745 in the prior year.

Net cash used in financing activities was ($61,952) in the year ended December 31, 2023, which compares to cash used in financing activity of ($122,289) in fiscal 2022. During the year ended December 31, 2023, the Company repaid the CEBA loan of CAD$40,000 ($29,484). During the year ended December 31, 2023, to the Company acquired 2,000 (2022 - 275,000) shares acquired pursuant to the NCIB in effect at an aggregate cost of $517 (2022 - $87,778).

Cash of ($8,714) was used in investing activities in fiscal 2023, compared to cash used of ($26,533) in the prior year. This decrease related to the acquisition of new equipment for our new staff in fiscal 2022.

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

The Company is continually developing its technology to improve operations and to offer a better service to our customers. The Company expenses all software technology development costs as incurred for the year ended December 31, 2023 and 2022. As at December 31, 2023 and 2022, all capitalized software development costs have been fully amortized, and the Company has no capitalized software development costs.

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

During the year ended December 31, 2023, 41,500 shares which were acquired during the year ended December 31, 2022, pursuant to the NCIB in effect, at an aggregate cost of $11,793, were cancelled.

During the year ended December 31, 2023, 2,000 shares were acquired pursuant to the NCIB in effect, at an aggregate cost of $517. During the year ended December 31, 2023, 2,000 shares were cancelled.

During the year ended December 31, 2022, 275,000 shares were acquired pursuant to the NCIB in effect, at an aggregate cost of $87,778. During the year ended December 31, 2022, 233,500 shares were cancelled.

Common Shares

The bid quotations set forth below, reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual transactions.

	TSX-V - KIDZ		OTC - KDOZF
Quarter Ended	High (1) CAD$	Low (1) CAD$	High (1) US$	Low (1) US$
December 31, 2023	$0.215	$0.13	$0.28	$0.02
September 30, 2023	$0.27	$0.185	$0.30	$0.14
June 30, 2023	$0.28	$0.20	$0.83	$0.13
March 31, 2023	$0.385	$0.20	$0.26	$0.04
December 31, 2022	$0.55	$0.245	$0.40	$0.02
September 30, 2022	$0.405	$0.26	$0.51	$0.06
June 30, 2022	$0.55	$0.395	$0.51	$0.10
March 31, 2022	$0.60	$0.44	$0.65	$0.35

1.	Prices as per Yahoo! TM Finance

E. Critical Accounting Estimates

The information provided in this Form 20-F, including the consolidated financial statements, is the responsibility of management. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. There is a full disclosure and description of the Company’s critical accounting policies, estimates, judgments, assumptions in the consolidated financial statements as at December 31, 2023 in notes 1 and 2.

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

We consider the following accounting policies to be both those most important to the portrayal of our financial condition and require the most subjective judgment:

-	Revenue recognition;
-	Software technology development;
-	Impairment of long-lived assets
-	Goodwill

F. Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements for the years ended December 31, 2023, 2022 and 2021.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers as at December 31, 2023, are as follows:

Name	Age	Position	Audit Committee	Governance Committee	Compensation Committee
T. M. Williams	83	Chairman
J. M. Williams	48	Chief Executive Officer		X
E. Ben Tora	53	President & General Manager EMEA
F. Curtis	59	Non-Executive Director	X*	X*	X
C. Kalborg	62	Non-Executive Director	X	X	X
M. David	58	Non-Executive Director	X		X*
H. W. Bromley	53	Chief Financial Officer
T. H. Williams	53	VP Product

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

Eldad Ben Tora - President, Member of the Board of Directors

Mr. E. Ben Tora served as Co-Chief Executive Officer from the acquisition by the Company of Kidoz Ltd in March 2019 until May 2022. Since May 2022, Mr. E. Ben Tora has served as the President & General Manager EMEA and since April 2023 General Manager of Prado. Mr. E. Ben Tora was a co-founder of Kidoz Ltd. and has served as its Chief Executive Officer and Chief Revenue Officer since June 2013. Previously he served as General Manager and Chief Product officer at Bluesnap (formerly Plimus), which was acquired by Great Hill Partners in 2011. Mr. E. Ben Tora holds a bachelor’s degree in management and communication from the College of management in Tel Aviv. Mr. E. Ben Tora is a serial entrepreneur and senior executive in venture-backed and public Internet companies, both early and growth stage, bringing extensive experience in operating and scaling tech companies.

Fiona Curtis – Non-Executive Director

Ms. F. Curtis has served as a director of the Company since June 10, 2009. She has served as Compliance Officer and General Corporate Secretary for Counsel Limited, an Anguillan financial services corporation, since 2006. Ms. F. Curtis is the Managing Director of Counsel Limited. Ms. F. Curtis has been working in the financial services industry since 1990. She started at the brokerage firm, Burns Fry, in Toronto (now Nesbitt Burns, Bank of Montreal). She completed her Canadian Securities Course and became a licensed Securities Broker in 1992. She was educated in England, and attended the University of Toronto, Canada for her undergraduate degree. Ms. F. Curtis’s MBA in Finance & International Affairs was granted by the Rotman School of Business, University of Toronto. Ms. F. Curtis obtained her Associates Degree in Captive Insurance in 2018. She has also served as Chairman of the Board of Anguilla Finance (2016 - 2020), the marketing body for Anguilla Financial Services. Ms. F. Curtis is a Founding Member and Director of the Anguilla Compliance Association, now serving as Chairman.

Claes Kalborg – Non-Executive Director

Mr. C. Kalborg is a 20-year licensing veteran with experience from leading game companies such as Rovio (the makers of Angry Birds) and King.com (the makers of Candy Crush). Taking on the aptly named role of licensing guru, Mr. C. Kalborg has gathered close to 50 licensees and established a network of regional agents for Candy Crush around the world. Those agents include Striker Entertainment in the U.S. and Canada; Tycoon Enterprises in Latin America (except Argentina and Brazil); Tycoon 360 in Brazil; IMC in Argentina; Mediogen in Israel; Sinerji in Turkey; Pacific Licensing Studio in Southeast Asia; Wild Pumpkin Licensing in Australia and New Zealand; PPW in greater China; and Voozclub in Korea. Mr. C. Kalborg brings a wealth of experience and a deep network in licensing and technology to Kidoz Inc. In addition, Mr. C. Kalborg is a Non-Executive Director of Fragbite, LL Games, CanopyLAB A/S and Adventurebox Technology AB (pubL) and he is a partner in Swiss based Non Violence S.A owning the IP rights for the globally renowned symbol “The Knotted Gun” and a board member and partner in CF Entertainment holding global rights for the Crazy Frog.

Moshe David – Non-Executive Director

Mr. M. David is an Investor, Executive, Board Director and Chairman. Currently serves as CEO of RAFT Technologies and Board member at Omnisys, Mappo and Questar. During 2022 and early 2023, Mr. David served as Investor and Resident Executive in Entree Capital and as Active Chairman at Wisesight, and as Board member and Advisor at Sweetch, Bria.ai and Swapp. Until early 2022 served as Chief Executive Officer at TIBA, a global leader in Parking revenue systems where he has quadrupled its revenue and became a global market leader. Prior to TIBA, Mr. David founded several companies and served as an Executive and Board member in several more, including NlightU, OzVision and TvPoint. Mr. David also served as deputy CEO managing Ness Technologies and as President of North America in Amdocs Inc., in both roles managing businesses of hundreds of millions of USD$ and thousands of employees around the globe. Mr. David started his career in the Israeli Airforce. He has a BA in Economics and Computer Science from Bar Ilan University in Israel, and an MBA Cum Laude from Boston University.

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

Mr. T. H. Williams is VP Product, where he leads technology and product development. A highly experienced, creative leader who has dedicated his career to building products on the forefront of technology. Mr. T. H. Williams has led development on a wide variety of platform launches, new devices, and innovative business models, and has helped build and operate multiple successful studios and teams, including Electronic Arts Inc. in Vancouver, Canada and Los Angeles, United States; Relic Entertainment Inc.; Roadhouse Interactive Ltd.; and Blueprint Reality Inc. He is passionate about his teams, loves solving hard problems, and has produced over $2 billion in retail product sales across his career. Mr. T. H. Williams is the son of Mr. T. M. Williams, the Company’s Chairman.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix
Country of Principal Executive Offices	Canada
Foreign Private Issuers	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
Part I: Gender Identity	Female	Male	Non-Binary	Did not Disclose Gender
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. Compensation

		Annual Compensation			Long-term Compensation
Name and Principal Position	Year	Fees	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options granted	All Other Compensation
		$	$	$	$	(#)	$
T.M. Williams -	2023	159,089	-	-	-	50,000	-
Chairman (1)	2022	168,734	-	-	-	150,000	-
	2021	132,000	19,800	-	-	100,000	-
J. M. Williams	2023	220,962	-	-	-	50,000	-
CEO (2)	2022	208,184	-	-	-	150,000	-
	2021	172,567	25,611	-	-	100,000	-
E. Ben Tora	2023	227,779	-	-	-	50,000	-
President & General (3)	2022	216,957	-	-	-	50,000	-
Manager EMEA (3)	2021	194,680	22,278	-	-	100,000
H. W. Bromley	2023	200,277	-	-	-	50,000	-
CFO (4)	2022	196,064	-	-	-	150,000	-
	2021	144,464	25,742	-	-	100,000	-
T. H. Williams	2023	178,341	-	-	-	50,000	-
VP Product (5)	2022	182,556	-	-	-	150,000	-
	2021	157,321	10,779	-	-	100,000	-

(1)	All of the compensation paid to the Named Executive Officer is paid to T.M. Williams (ROW), Ltd. for the services of Mr. T. M. Williams.

(2)	During the year ended December 31, 2022, Mr. J. M. Williams became an employee of Shoal Media (Canada) Inc., a wholly owned subsidiary of Kidoz Inc. Prior to Mr. J. M. Williams becoming an employee his compensation was paid to LVA Media Inc. for the services of Mr. J. M. Williams as CEO of the Company and Jayska Consulting Ltd for the marketing services of Mr. J. M. Williams.

(3)	All of the compensation paid to the Named Executive Officer is paid to Mr. E. Ben Tora as an employee of Kidoz Ltd.

(4)	All of the compensation paid to the Named Executive Officer is paid to Bromley Accounting Services Ltd. for the services of Mr. H. W. Bromley.

(5)	All of the compensation paid to the Named Executive Officer is paid to Farcast Operations Inc. Ltd. for the services of Mr. T. H. Williams.

Management Services Agreement

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Inc.	T. M. Williams	Chairman		$160,000
Bromley Accounting Services Ltd.	H. W. Bromley	CFO	CAD$	215,000
Farcast Operations Inc.	T. H. Williams	VP Product	CAD$	240,000

Compensation of Non-Executive Directors

The Non-Executive Directors receive a cash compensation for their services as members of the Board of Directors based on a compensation per meeting. During the year ended December 31, 2023, the Non-Executive Directors collectively received compensation of $7,505 (Fiscal 2022 - $8,970). The Executive directors currently do not receive cash compensation for their services as members of the Board of Directors. In addition, both the Non-Executive and the Executive Directors are reimbursed for expenses in connection with attendance at Board of Directors meetings and specific business meetings. Directors are eligible to participate in our stock option plans. Option grants to directors are at the discretion of the Board of Directors acting upon the recommendation of the Compensation committee.

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

D. Employees

As of December 31, 2023, we had 43 employees, consultants, and independent contractors throughout the world including twenty full-time employees in Canada and Israel. Since 2006 it has been, and continues to be, the Company’s objective to control its costs by retaining consultants, as needed, to provide special expertise in developing internal strategic, marketing, accounting, and technical services. None of our employees or consultants are represented by a labor union, and we believe that our relationship with our employees and consultants is good.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of April 25, 2024, by:

-	each person known by us to beneficially own 5% or more of our outstanding common stock;
-	each of our directors;
-	each of the Named Executive Officers; and
-	all of our directors and Named Executive Officers as a group.

In general, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or debentures held by that person that are currently exercisable or convertible or exercisable or convertible within 60 days of April 25, 2024, are deemed outstanding.

Percentage of beneficial ownership is based upon 131,304,499 shares of common stock outstanding at April 25, 2024. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class
T. M. Williams (Canada)	17,034,066	(1)	12.02%

J. M. Williams (United Kingdom)	1,426,950	(2)	1.01%

E. Ben Tora (Israel)	5,789,965	(3)	4.09%

F. Curtis (Anguilla)	518,750	(4)	0.40%

C. Kalborg (Sweden)	431,250	(5)	0.33%

M. David (Israel)	1,407,991	(6)	0.99%

H. W. Bromley (Canada)	893,750	(7)	0.63%

T. H. Williams (Canada)	1,226,080	(8)	0.87%

All directors and Named Executive Officers as a group (8 persons)	28,728,802		20.34%

Pendinas Limited (Isle of Man)	27,839,464	(9)	19.65%

Wydler Global Equity Fund (Switzerland)	12,200,000	(10)	8.61%

Ordan Enterprises Ltd. (Israel)	8,670,808	(11)	6.12%

Norma Investment Ltd. (Cypress)	7,700,752	(12)	5.43%

(1)	Includes 16,515,316 shares held directly by Mr. T. M. Williams and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share.

(2)	Includes, 908,200 shares held directly by Mr. J. M. 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share.

(3)	Includes 5,214,965 shares held directly by Mr. E. Ben Tora and 350,000 shares of common stock that may be issued upon the exercise of 350,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 100,000 shares of common stock that may be issued upon the exercise of 100,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 25,000 shares of common stock that may be issued upon the exercise of 25,000 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share.

(4)	Includes 50,000 shares held directly by Ms. F. Curtis and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share.

(5)	Includes 100,000 shares of common stock that may be issued upon the exercise of 100,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 231,250 shares of common stock that may be issued upon the exercise of 231,250 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share..

(6)	Includes 543,379 shares held indirectly by Mr. M. David and 339,612 shares indirectly by a Company owned by Mr. M. David and 300,000 shares of common stock that may be issued upon the exercise of 300,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 100,000 shares of common stock that may be issued upon the exercise of 100,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 25,000 shares of common stock that may be issued upon the exercise of 25,000 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share.

(7)	Includes, 375,000 shares held directly by Mr. H. W. Bromley and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share.

(8)	Includes, 676,080 shares held directly by Mr. T. H. Williams and 150,000 shares of common stock that may be issued upon the exercise of 150,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 100,000 shares of common stock that may be issued upon the exercise of 100,000 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share..

(9)	Includes 27,839,464 shares held directly by Pendinas Ltd., a company wholly owned by Mr. G. R. Williams. Mr. G. R. Williams is not related to Mr. T. M. Williams, Mr. J. M. Williams nor Mr. T. H. Williams.

(10)	Includes 12,200,000 shares held directly by Wydler Global Equity Fund.

(11)	Includes 8,670,807 shares held directly by Ordan Enterprises Ltd.

(12)	Includes 7,700,752 shares held directly by Norma Investment Limited.

B. Related Party Transactions

As at and for the year ended December 31, 2023, the Company has the following related party transactions:

	2023	2022	2021
Directors fees	$7,505	$8,970	$8,000
Salaries, wages, consultants and benefits	667,229	659,558	612,492
Selling and marketing	70,439	126,920	77,906
Stock-based compensation (Note 10)	188,961	276,207	237,348
Software technology development (Note 8)	248,780	246,016	214,843
Closing balance for the year	$1,182,914	$1,317,671	$1,150,589

The Company has liabilities of $79,852 (2022 - $80,874) as at December 31, 2023, to current directors, officers and companies owned by the current directors and officers of the Company for employment, director and consulting fees.

During the year ended December 31, 2023, the Company granted 400,000 options with an exercise price of CAD$0.30 ($0.22) per share to current directors and officers of the Company. Subsequent to the year ended December 31, 2023, the Company granted 1,056,250 options with an exercise price of CAD$0.20 ($0.14) to current directors and officers of the Company.

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

During the year ended December 31, 2021, the Company granted the following options to related parties:

a)	400,000 options with an exercise price of CAD$0.50 ($0.39) per share
b)	400,000 options with an exercise price of CAD$1.02 ($0.80) per share

The related party transactions are in the normal course of operations and were granted at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The Company’s financial statements are stated in United States dollars and are prepared in accordance with US GAAP.

Please see “Item 18—Financial Statements” below for additional information required to be disclosed under this item.

Legal Proceedings

We are not currently a party to any legal proceedings and were not a party to any other legal proceeding, during the fiscal year ended December 31, 2023. We are currently not aware of any legal proceedings proposed to be initiated against us. However, from time-to-time, we may become subject to claims and litigation generally associated with any business venture.

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

B. Memorandum and Articles of Association

The information required to be disclosed under this item is incorporated by reference to Exhibit 1.1 filed January 4, 2023, for the updated bylaws and memorandum and articles of association for the Company as a result of its continuation into Canada effective January 1, 2023.

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

E. Taxation

Effective January 1, 2023, continued out of Anguilla and into Canada and became a Canadian taxpayer.

The following subsidiaries pay taxes:

-	Kidoz Ltd. This is an Israeli Company. The Israeli corporate tax rate has been 12%. During the year ended December 31, 2023, our Israeli subsidiary was officially recognized as a Preferred Technology Enterprise in Israel, a prestigious status that comes with extensive tax relief benefits as provided by law and applied to the fiscal 2022 tax year.

-	Shoal Media (Canada) Inc. This is an Canadian Company. The Canadian corporate tax rate has been 23%

-	The remaining subsidiaries are not profitable and therefore have an assessed taxation loss.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We held our Annual Meeting of Stockholders in Anguilla on November 30, 2023. The Annual Meeting was for the purposes of electing to set the number of directors to be 6; electing our directors; and to ratify the appointment of Davidson & Company LLP, Chartered Professional Accountants, as our independent auditors for the 2023 fiscal year; to ratify our Rolling Stock Option plan as amended by inclusion of an Israeli Taxpayers Appendix thereto; and for any other regular business. The Company issued a schedule 14A proxy statement to the shareholders on October 5, 2023.

All nominees for directors were elected; the appointment of auditors was ratified; and the Rolling Stock Option plan as amended by inclusion of an Israeli Taxpayers Appendix thereto was ratified. The voting on each matter is set forth below:

(a) Elected to set the number of directors to be 6.

For	Against	Not Voted
48,285,949	25,489	Nil

(b) Elected the following persons to serve as directors until the next annual meeting or until their successors are duly qualified:

T. M. Williams

J. M. Williams

E. Ben Tora

F. Curtis (Non-Executive Director)

C. Kalborg (Non-Executive Director)

M. David (Non-Executive Director)

Election of the Directors of the Company.

NOMINEE	FOR	WITHHOLD	NOT VOTED
Mr. T. M. Williams	47,344,236	9,750	957,452
Mr. J. M. Williams	47,344,236	9,750	957,452
Mr. E. Ben Tora	47,345,036	8,950	957,452
Ms. F. Curtis	47,343,098	10,888	957,452
Mr. C. Kalborg	47,345,036	8,950	957,452
Mr. M. David	47,345,236	8,750	957,452

(c) Approved the selection of Davidson & Company LLP, Chartered Professional Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2023.

FOR	WITHHOLD	NOT VOTED
48,294,809	16,629	nil

(d) The ratification of the existing 2015, 10% Rolling Stock Option plan, as amended by inclusion of an Israeli Taxpayers Appendix thereto, as more particularly set out in Schedule B to the Proxy Statement was approved.

FOR	AGAINST	NOT VOTED
46,304,936	1,049,050	957,452

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

During the year ended December 31, 2023, the Company granted 1,885,000 options to employees and consultants with an exercise price of CAD$0.30 ($0.23) where 2% vests per month. 400,000 of these options were granted to directors and officers of the Company.

During the year ended December 31, 2023, there were nil (2022 – nil) options exercised and 460,000 (2022 – 285,600) options cancelled and 1,988,000 (2022 – 506,150) options expired unexercised.

During the year ended December 31, 2022, the Company granted 2,550,000 options to employees and consultants with an exercise price of CAD$0.50 ($0.37) where 2% vests per month. 900,000 of these options were granted to directors and officers of the Company.

During the year ended December 31, 2022, 285,600 options were cancelled, and 506,150 options expired unexercised.

Subsequent to the year ended December 31, 2023, 2,318,750 options were granted to employees and consultants with an exercise price of CAD$0.20 ($0.14) where 2% vests per month. 1,056,250 options of these options were granted to directors and officers of the Company.

Warrants

The Company granted 230,000 common share purchase warrants to Research Capital Corporation (“RCC”) in the year ended December 31, 2022. Each warrant will entitle the holder thereof to purchase one common share in the capital of the Company at an exercise price of $0.77 (CAD$0.98) at any time up to 24 months following the date of issuance and expired unexercised on April 1, 2023.

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

Our management evaluated of the effectiveness of the Company’s design and operation of its disclosure controls and procedures as defined in Exchange Act Rule 13a-15(f), based on the framework set forth in the Internal Control—Integrated Framework (1992) issued by the by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, we believe that, as of December 31, 2023, the Company’s internal control over financial reporting is effective under the COSO framework.

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

(d) Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the year ended December 31, 2023, the Company incurred fees of $105,104 (2022 - $129,946) from the principal accountant during fiscal 2023 - Davidson & Company LLP, $105,104 of these fees related to audit fees (2022 - $129,946).

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

During the year ended December 31, 2023, 41,500 shares which were acquired during the year ended December 31, 2022, pursuant to the NCIB in effect, at an aggregate cost of $11,793, were cancelled.

During the year ended December 31, 2023, 2,000 shares were acquired pursuant to the NCIB in effect, at an aggregate cost of $517. During the year ended December 31, 2023, 2,000 shares were cancelled.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by this Item 16J will be applicable to the Company for the fiscal year ending December 31, 2024.

ITEM 16K. CYBERSECURITY

At Kidoz Inc., cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is designed to align with industry practices and provide a framework for handling cybersecurity threats and incidents. We identify and assess risks from cybersecurity threats as part of our overall risk assessment process. We have implemented certain tools and processes to aid us in our efforts to identify, assess, prevent, and manage such cybersecurity risks. In addition to our own expertise, we also collaborate with subject matter specialists, as necessary, to gather insights for identifying and assessing cybersecurity threat risks, their likelihood and severity, and potential preventative measures and mitigations.

Our framework includes steps for (i) assessing the severity of a cybersecurity threat, (ii) identifying the source of a cybersecurity threat, (iii) implementing cybersecurity countermeasures and mitigation strategies and (iv) informing management of material cybersecurity threats and incidents.

Our cybersecurity team engages as needed our Cyber Security division experts for risk assessment and system enhancements. In addition, our cybersecurity team is involved in annual training.

Our Board of Directors has overall oversight responsibility for our risk management and delegates the daily supervision of cybersecurity issues to our VP Product. Our VP Product reports material cybersecurity incidents to the Chairman and Chief Executive Officer, and if needed, the Chairman and Chief Executive Officer will report the incident to our Board of Directors to take appropriate and timely measures in response to the incident.

Our management is responsible for identifying, considering, and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. We established our data security management committee (the “Data Security Management Committee”) in 2021, composed of personnel from our cyber-Security division, IT center, and management team, to improve data security. The Data Security Management Committee is responsible for developing data security protection strategies, plans, and systems and providing required support and coordinating on major data security incidents. Our cybersecurity programs are under the direction of our VP Product who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our VP Product and other dedicated personnel are experienced information systems professionals with many years of experience in maintaining cybersecurity.

During the year ended December 31, 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business — Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

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

KIDOZ INC.

By:	/s/ J. M. Williams
J. M. Williams
Chief Executive Officer

By:	/s/ H. W. Bromley
H. W. Bromley
Chief Financial Officer

Date:	April 25, 2024

F1 – FINANCIAL STATEMENTS

Kidoz Inc. and subsidiaries

Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Kidoz Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kidoz Inc. (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive (loss) income, stockholders’ equity, and cash flows for the years ended December 31, 2023, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Evaluation of Intangible Assets and Goodwill Impairment Analysis

As described in Notes 6 and 7 to the consolidated financial statements, the carrying amount of the Company’s sole reporting unit, consisting of intangible assets, and goodwill, was $3,903,158 as at December 31, 2023 and is a significant portion (33%) of the Company’s total assets. As discussed in notes 2(l), 2(m) and 2(n) to the consolidated financial statements, the Company performs impairment testing on an annual basis or whenever events or changes in circumstances indicate that the carrying value of a reporting unit may exceed its recoverable amount. During the year ended December 31, 2023, the Company determined that no impairment was necessary.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures include, among others:

●	Evaluating projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) by comparing historical EBITDA forecasts to actual results, current industry, market and economic trends and by examining the historical trend analysis of both increases and decreases in actual revenues and costs as compared to forecasted amounts;
●	Involving our valuation specialists to assist in testing certain significant assumptions described above, such as discount rates and long-term growth rates;
●	Performing sensitivity analyses on significant assumptions to evaluate the changes in fair value that would result from changes in these assumptions; and
●	Assessing the adequacy of the associated disclosures in the financial statements.

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
April 25, 2024

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Balance Sheets

As at December 31,	2023	2022
Assets
Current assets:
Cash	$1,469,224	$2,363,530
Accounts receivable, less allowance for doubtful accounts $106,839 (2022 - $53,241) (Note 3)	6,261,305	7,400,282
Prepaid expenses (Note 4)	102,895	71,248
Total Current Assets	7,833,424	9,835,060

Equipment (Note 5)	29,234	33,522
Goodwill (Note 7)	3,301,439	3,301,439
Intangible assets (Note 6)	601,719	1,147,457
Long term cash equivalent	23,847	22,310
Operating lease right-of-use assets (Note 14)	6,781	36,529
Security deposit	10,636	10,766

Total Assets	$11,807,080	$14,387,083

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,834,082	$4,826,667
Accrued liabilities	691,239	703,880
Accounts payable and accrued liabilities - related party (Note 15)	79,852	80,874
Derivative liability – warrants (Note 2i and 10)	-	51
Government CEBA current loan (Note 9)	-	44,296
Operating lease liabilities – current portion (Note 14)	7,605	32,116
Total Current Liabilities	4,612,778	5,687,884

Operating lease liabilities – non-current portion (Note 14)	-	7,440
Total Liabilities	4,612,778	5,695,324

Commitments (Note 12)

Stockholders’ Equity (Note 10):
Common stock, no par value, unlimited shares authorized, 131,304,499 shares issued and outstanding (December 31, 2022 - 131,347,999)	51,167,693	50,664,887
Treasury shares, nil shares (December 31, 2022 – 41,500)	-	(11,793)
Accumulated deficit	(43,997,971)	(41,985,915)
Accumulated other comprehensive income:
Foreign currency translation adjustment	24,580	24,580
Total Stockholders’ Equity	7,194,302	8,691,759

Total Liabilities and Stockholders’ Equity	$11,807,080	$14,387,083

See accompanying notes to consolidated financial statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Statements of Operations and Comprehensive (Loss) Income

Years ended December 31,	2023	2022	2021

Revenue:
Ad tech advertising revenue	$11,879,425	$14,425,918	$12,194,518
Programmatic advertising revenue	1,223,392	361,394	58,507
Content revenue	224,007	309,744	231,614
Total revenue	13,326,824	15,097,056	12,484,639

Cost of sales:	8,392,767	9,973,211	7,152,307
Total cost of sales	8,392,767	9,973,211	7,152,307

Gross profit	4,934,057	5,123,845	5,332,332

Operating expenses:
Amortization and expiration of operating lease right-of-use assets (Note 14)	29,748	28,935	40,851
Depreciation and amortization (Notes 5 and 6)	558,740	557,267	565,540
Directors fees	7,505	8,970	8,000
General and administrative (Note 17)	673,654	760,936	604,882
Provision for doubtful debts	84,952	-	-
Salaries, wages, consultants and benefits	705,830	751,811	693,964
Selling and marketing	1,268,218	1,039,713	641,393
Stock awareness program (Note 18)	146,300	161,332	402,845
Stock-based compensation (Note 10)	515,116	696,248	660,266
Software technology development (Note 8)	2,999,079	2,496,877	1,678,848
Total operating expenses	6,989,142	6,502,089	5,296,589

(Loss) Income before other income (expense) and income taxes	(2,055,085)	(1,378,244)	35,743

Other income (expense):
Foreign exchange gain (loss)	1,139	(142,857)	(69,835)
Gain on derivative liability – warrants (Note 10(c))	51	23,314	60,207
Interest and other income	1,049	185	241
Gain on settlement of debt (Note 9)	14,812	-	-

Net (loss) income before income taxes	(2,038,034)	(1,497,602)	26,356

Provision for income taxes (Note 13)	25,978	(60,010)	(6,178)
Deferred taxation recovery (expense) (Note 13)	-	210,499	(210,499)

Net loss and comprehensive loss	$(2,012,056)	$(1,347,113)	$(190,321)

Basic and diluted loss per common share (Note 2)	$(0.02)	$(0.01)	$(0.00)

Weighted average common shares outstanding, basic (Note 2)	131,305,254	131,481,983	131,340,989
Weighted average common shares outstanding, diluted (Note 2)	131,305,254	131,481,983	131,340,989

See accompanying notes to consolidated financial statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2023, 2022 and 2021

	Common stock				Accumulated Other Comprehensive income
	Shares	Amount	Treasury shares	Accumulated Deficit	Foreign currency translation adjustment	Total Stockholders’ Equity
Balance, December 31, 2020	131,124,989	$49,094,096	$-	$(40,448,481)	$24,580	$8,670,195

Shares issued	230,000	179,293	-	-	-	179,293

Options exercised	70,000	31,264	-	-	-	31,264

Stock-based compensation	-	660,266	-	-	-	660,266

Net loss	-	-	-	(190,321)	-	(190,321)
Balance, December 31, 2021	131,424,989	$49,964,919	$-	$(40,638,802)	$24,580	$9,350,697

Shares issued	156,510	79,705	-	-	-	79,705

Repurchase of common shares	(233,500)	(75,985)	(11,793)	-	-	(87,778)

Stock-based compensation	-	696,248	-	-	-	696,248

Net loss	-	-	-	(1,347,113)	-	(1,347,113)
Balance, December 31, 2022	131,347,999	$50,664,887	$(11,793)	$(41,985,915)	$24,580	$8,691,759

Repurchase of common shares	(43,500)	(12,310)	11,793	-	-	(517)

Stock-based compensation	-	515,116	-	-	-	515,116

Net loss	-	-	-	(2,012,056)	-	(2,012,056)
Balance, December 31, 2023	131,304,499	$51,167,693	$-	$(43,997,971)	$24,580	$7,194,302

See accompanying notes to consolidated financial statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Statements of Cash Flows

Years ended December 31,	2023	2022	2021
Cash flows from operating activities:
Net (loss) income	$(2,012,056)	$(1,347,113)	$(190,321)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	558,740	557,267	565,540
Amortization and expiration of operating lease right-of-use assets	29,748	28,935	40,851
Gain on derivative liability – warrants	(51)	(23,314)	(60,207)
Gain on settlement of debt	(14,812)	-	-
Provision for doubtful debts	84,952	-	-
Shares issued for services	-	-	179,293
Stock awareness program – warrants granted for services	-	-	83,572
Deferred income tax expense	-	(210,499)	210,499
Stock-based compensation	515,116	696,248	660,266
Unrealized foreign exchange (income) loss	(1,407)	(1,052)	134

Changes in operating assets and liabilities:
Accounts receivable	1,054,025	(772,418)	(2,694,324)
Prepaid expenses	(31,647)	34,220	(15,498)
Accounts payable and accrued liabilities	(1,006,248)	1,471,471	2,071,728
Net cash (used in) provided by operating activities	(823,640)	433,745	851,533

Cash flows from investing activities:
Acquisition of equipment	(8,714)	(22,806)	(8,152)
Long-term cash equivalent	-	-	7,768
Security deposits	-	(3,727)	-
Net cash used in investing activities	(8,714)	(26,533)	(384)

Cash flows from financing activities:
Repayment of Government CEBA loan	(29,484)	-	-
Options exercised	-	-	31,264
Payments for repurchase of common shares	(517)	(87,778)	-
Proceeds of short-term loan	-	-	200,000
Repayment of short-term loan	-	-	(200,000)
Payments on operating lease liabilities	(31,951)	(34,511)	(29,851)
Net cash (used in) provided by financing activities	(61,952)	(122,289)	1,413

Change in cash	(894,306)	284,923	852,562

Cash, beginning of year	2,363,530	2,078,607	1,226,045
Cash, end of year	$1,469,224	$2,363,530	$2,078,607

Supplementary information:
Interest paid	$-	$-	$987
Income taxes paid (recovery)	$3,697	$3,129	$2,989
Non-cash transaction
Shares issued to settle accounts payable and accrued liabilities	$-	$79,705	$-

See accompanying notes to consolidated financial statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

1. Introduction:

Nature of business

Kidoz Inc. (the “Company”, “Kidoz” or “we”), incorporated in Anguilla, British West Indies in 2005, is a focused AdTech solution provider. The Company is the owner of the Kidoz SDK and Kidoz Connect Programmatic network, a Children’s Online Privacy Protection Rule (“COPPA”) & General Data Protection Regulation (“GDPR”) compliant contextual mobile advertising network that reaches kids, teens, and families every month. Google certified and Apple approved, Kidoz provides a suite of advertising technology that connects brands, content publishers and families. The Company has created a network that app developers use to compliantly monetize traffic and advertisers rely on to reach their customers. Kidoz has developed contextual targeting tools to enable brands to reach their ideal customers.

Effective January 1, 2023, Kidoz Inc. continued out of the jurisdiction of the Anguillian Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act (“CBCA”).

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

There have been many factors which have affected the world economies in recent years. These include global pandemics (i.e. coronavirus COVID-19), inflation, the war in Ukraine and Gaza and many more. These factors have adversely affected workforces, economies, and financial markets globally. It has also disrupted the normal operations of many businesses, including the Company’s. These factors have affected spending, thereby affecting demand for the Company’s product and the Company’s business and its results of operations. It is not possible for the Company to predict the duration or magnitude of these factors at this time and the full effects on the Company’s business, its future results of operations, or ability to raise funds.

2. Summary of significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to annual financial information.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

2.	Summary of significant accounting policies (Continued):

(a) Basis of presentation: (Continued)

The financial statements include the accounts of the Company’s subsidiaries:

Company	Registered	% Owned
Shoal Media (Canada) Inc.	British Columbia, Canada	100%
Kidoz Ltd.	Israel	100%
Prado Media Ltd.	British Columbia, Canada	100%
Rooplay Media Kenya Limited	Kenya	100%
Shoal Media Inc.	Anguilla	100%
Shoal Games (UK) Plc	United Kingdom	0%
Shoal Media (UK) Ltd.	United Kingdom	100%

During the year ended December 31, 2022, Coral Reef Marketing Inc. merged with Kidoz Inc. and Kidoz Inc. is the surviving entity.

During the year ended December 31, 2023, Shoal Games (UK) Plc was discontinued.

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

Years ended December 31, 2023, 2022 and 2021

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

Years ended December 31, 2023, 2022 and 2021

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

2) Programmatic revenue - The Company generally offers these services under a programmatic bid on a Cost-per-Impression (CPM) basis. Our customers upload their advertisements into a demand side platform which then connects to our Publisher Software Development Kit (“SDK”) through an exchange platform and on a bid system agree on the CPM rate and the impressions to be served.

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

3) Content revenue – The Company recognizes content revenue on the following forms of revenue:

a) Carriers and Original Equipment Manufacturer (“OEMs”) - The Company generally offers these services under a customer contract per tablet device license fee model with OEMs. Monthly or quarterly license fees are based on the OEM agreement with the number of devices the Kidoz Kid Mode is installed upon.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

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

Years ended December 31, 2023, 2022 and 2021

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

(e) Cash and Cash Equivalents:

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash, and subject to an insignificant risk of change in value.

(f) Accounts receivable:

Trade and other accounts receivable are reported at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable includes receivables from online platforms and trade receivables from customers. The Company estimates doubtful accounts on an item-by-item basis and includes over-aged accounts as part of allowance for doubtful accounts, which are generally ones that are greater than ninety-days overdue. Bad debt expense, for the year ended December 31, 2023 was $84,952 (2022 - $nil and 2021 - $945). (Note 3)

(g) Equipment:

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

(h) Software Technology Development Costs:

The Company expenses all software technology development costs as incurred for the year ended December 31, 2023, 2022 and 2021. As at December 31, 2023 and 2022, all capitalized software technology development costs have been fully amortized and the Company has no capitalized software technology development costs.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

2.	Summary of significant accounting policies (Continued):

(h) Software Technology Development Costs: (Continued)

Total software technology development costs were $16,055,557 as at December 31, 2023 (2022 - $13,056,478 and 2021 - $10,559,601) (Note 8).

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

The fair value of each option grant has been estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2023	2022	2021
Expected dividend yield	-	-	-
Volatility	118.91%	90.20%	107.06%
Risk-free interest rate	3.69%	1.57%	0.52%
Expected life of options	5 years	5 years	5 years
Forfeiture rate	5%	5%	5%

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

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

2.	Summary of significant accounting policies (Continued):

(k) Right-of-use assets: (Continued)

options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

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

Years ended December 31, 2023, 2022 and 2021

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

During the year ended December 31, 2023 and 2022, there was no impairment of goodwill.

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

Years ended December 31, 2023, 2022 and 2021

2.	Summary of significant accounting policies (Continued):

(p) Net income (loss) per share: (Continued)

Options and warrants will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the options and warrants. In periods where losses are reported, the weighted average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. A total of 8,066,000 (2022 - 8,859,000 and 2021 – 7,100,150) stock options and warrants were excluded as at December 31, 2023.

The income (loss) per share data for the year ended December 31, 2023 and 2022 are summarized as follows:

	2023	2022	2021
Loss for the year	$(2,012,056)	$(1,347,113)	$(190,321)

Basic and diluted weighted average number of common shares outstanding	131,305,254	131,481,983	131,340,989

Basic and diluted loss per common share outstanding	$(0.02)	$(0.01)	$(0.00)

(q) New accounting pronouncements and changes in accounting policies:

In November 2023, the Financial Standards Board issued ASU 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that segment expenses deemed significant to the chief operating decision maker (CODM) typically incorporated in measuring profit or loss of the segment should be disclosed. The guidance also requires that the difference between segment revenues and these significant segment expenses is disclosed. Any annually disclosed segment information is now required to be reported in interim periods as well. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024. Public entities are required to apply the amendment retrospectively to prior periods presented in the financial statements. The Company plans to adopt ASU 2023-07 effective for its Fiscal year 2024 and for the interim periods beginning in Fiscal 2024.

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

Years ended December 31, 2023, 2022 and 2021

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

Level 2—Observable inputs, other than quoted market prices, that are either directly or indirectly observable in the marketplace for identical or similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities; and

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to the fair value of assets or liabilities.

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

Years ended December 31, 2023, 2022 and 2021

2.	Summary of significant accounting policies (Continued):

(r) Financial instruments and fair value measurements: (Continued)

(i) Fair values: (Continued)

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

3. Accounts Receivable:

The accounts receivable as at December 31, 2023, is summarized as follows:

	2023	2022
Accounts receivable	$6,368,144	$7,453,523

Provision for doubtful accounts	(106,839)	(53,241)

Net accounts receivable	$6,261,305	$7,400,282

The Company has a doubtful debt provision of $106,839 (2022 - $53,241) for existing accounts receivable.

4. Prepaid expenses

The Company has other prepaid expenses of $102,895 (2022 - $71,248) including leasehold improvements of $1,604 (2022 - $8,519), which is recognized as prepaid rent for the year ended December 31, 2023.

5. Equipment:

2023	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$184,487	$160,219	$24,268
Furniture and fixtures	16,517	11,551	4,966
	$201,004	$171,770	$29,234

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

5. Equipment: (Continued)

2022	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$175,773	$148,266	$27,507
Furniture and fixtures	16,517	10,502	6,015
	$192,290	$158,768	$33,522

Depreciation expense was $13,002 (2022 - $9,807 and 2021 - $9,468) for the year ended December 31, 2023.

6. Intangible assets:

2023	Cost	Accumulated amortization	Net book Value

Ad Tech technology	$1,877,415	$1,814,835	$62,580
Kidoz OS technology	31,006	31,006	-
Customer relationship	1,362,035	822,896	538,139
	$3,270,456	$2,668,737	$601,719

2022	Cost	Accumulated amortization	Net book Value

Ad Tech technology	$1,877,415	$1,439,351	$438,064
Kidoz OS technology	31,006	31,006	-
Customer relationship	1,362,035	652,642	709,393
	$3,270,456	$2,122,999	$1,147,457

Amortization expense was $545,738 (2022 - $547,460 and 2021 - $556,072) for the year ended December 31, 2023.

7. Goodwill:

The Company has a goodwill balance of $3,301,439 for year ended December 31, 2023 and 2022 from the acquisition of Kidoz Ltd.

The Company’s annual goodwill impairment analysis performed during the fourth quarter of fiscal 2023 and 2022 included a quantitative analysis of the Kidoz Ltd. reporting unit (consisting of intangible assets (Note 6), deferred taxation (Note 13) and goodwill). The reporting unit has a carrying amount of $3,903,158 (2022 - $4,448,896) as at December 31, 2023. The Company performed a discounted cash flow analysis for the reporting unit. These discounted cash flow models included management assumptions for expected sales growth, margin expansion, operational leverage, capital expenditures, and overall operational forecasts. The Company classified these significant inputs and assumptions as Level 3 fair value measurements. Based on the annual impairment test described above there was no additional impairment determined for fiscal 2023 or fiscal 2022.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

8. Software technology development costs:

The Company develops software technology for our business. This software technology includes the continued development of the KIDOZ Safe Ad Network, the KIDOZ Kid-Mode Operating System, and the KIDOZ publisher SDK.

During the years ended December 31, 2023, 2022 and 2021, the Company has expensed the development costs of all products as incurred and has expensed the following development costs.

	2023	2022	2021
Opening total software technology development costs	$13,056,478	$10,559,601	$8,880,753

Software technology development during the year	2,999,079	2,496,877	1,678,848
Closing total software technology development costs	$16,055,557	$13,056,478	$10,559,601

9. Government CEBA loan:

During the year ended December 31, 2020, the Company was granted a loan of $44,296 (CAD$60,000) under the Canada Emergency Business Account (CEBA) loan program for small businesses. The CEBA loan program is one of the many incentives the Canadian Government put in place in response to COVID-19. The loan is interest free and a third of the loan $14,812 (CAD$20,000) is eligible for complete forgiveness if $29,624 (CAD$40,000) is fully repaid on or before December 31, 2023. If the loan cannot be repaid by December 31, 2023, it can be converted into a 2-year term loan charging an interest rate of 5%. During the year ended December 31, 2023, CAD$40,000 was repaid and the Company recognized a gain on settlement of debt of $14,812. (CAD$20,000)

During the year ended December 31, 2021, the Company drew $200,000 from its line of credit with the Leumi Bank in Israel. The loan was repaid in full during the year ended December 31, 2021 with interest costs of $987.

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

(a) Common stock issuances:

Fiscal 2023

There were no common stock issuances for the year ended December 31, 2023.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

10. Stockholders’ Equity: (Continued)

(a) Common stock issuances: (Continued)

Fiscal 2022

During the year ended December 31, 2021, the Company engaged with Agora Internet Relations Corp. for an online marketing campaign on the AGORACOM platform. The agreement was for 12 months for a fee of $79,705 (CAD$100,000) payable in shares of the Company. During the year ended December 31, 2022, the Company issued 156,510 shares in settlement of its obligation under the contract.

Fiscal 2021

During the year ended December 31, 2021, the Company engaged Research Capital Corporation (“RCC”) as a financial and capital markets advisor. As part of the compensation for its services, RCC will receive a monthly fee of $5,119 (CAD$6,500) for its trading advisory services for a minimum of 6 months with extension by mutual agreement and a financial advisory fee to be satisfied by the issuance of 230,000 common shares of the Company valued at $179,293. In addition, the Company granted 230,000 common share purchase warrants to RCC (Note 2(i)). Each warrant entitled the holder thereof to purchase one common share in the capital of the Company at an exercise price of $0.77 (CAD$0.98) at any time up to 24 months following the date of issuance and expire on April 1, 2023. During the year ended December 31, 2023, the warrants expired unexercised.

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

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

10. Stockholders’ Equity: (Continued)

(b) Normal Course Issuer Bid: (Continued)

The purchase of and payment for the shares will be made in accordance with the requirements of the TSX-V and applicable securities laws. The actual number of shares purchased, timing of purchases and share price will depend upon market conditions at the time and securities law requirements. All shares acquired pursuant to the NCIB will be returned to treasury and cancelled.

During the year ended December 31, 2023, 41,500 shares which were acquired during the year ended December 31, 2022, pursuant to the NCIB in effect, at an aggregate cost of $11,793, were cancelled.

During the year ended December 31, 2023, 2,000 shares were acquired pursuant to the NCIB in effect, at an aggregate cost of $517. During the year ended December 31, 2023, 2,000 shares were cancelled.

During the year ended December 31, 2022, 275,000 shares were acquired pursuant to the NCIB in effect, at an aggregate cost of $87,778. During the year ended December 31, 2022, 233,500 shares were cancelled.

(c) Warrants:

A summary of warrant activity for the year ended December 31, 2023 and 2022 are as follows:

	Number of warrants	Exercise price	Expiry date
Outstanding, December 31, 2022 and 2021	230,000	CAD$0.98	April 3, 2023

Expired	(230,000)

Outstanding December 31, 2023	-

A fair value of the derivative liability of $83,572 was estimated on the date of the subscription using the Binomial Lattice pricing model.

During the year ended December 31, 2023, the warrants expired unexercised and there was a gain on derivative liability - warrants of $51 (2022 - $23,314; 2021 - $60,207) and the derivative liability – warrants value reduced to $nil (2022 - $51) with the following assumptions:

	December 31, 2022	December 31, 2021
Exercise price	CAD$0.98	CAD$0.98
Stock price	CAD$0.35	CAD$0.59
Expected term	0.25 years	1.25 years
Expected dividend yield	-	-
Expected stock price volatility	77.46%	88.33%
Risk-free interest rate	3.55%	1.18%

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

10. Stockholders’ Equity: (Continued)

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

During the year ended December 31, 2023, the Company granted 1,885,000 options to employees and consultants with an exercise price of CAD$0.30 ($0.22) where 2% vests per month. 400,000 of these options were granted to directors and officers of the Company. Subsequent to the year ended December 31, 2023, 2,318,750 options were granted to employees and consultants with an exercise price of CAD$0.20 ($0.14) where 2% vests per month. 1,056,250 options of these options were granted to directors and officers of the Company.

During the year ended December 31, 2023, 460,000 options were cancelled, and 1,988,000 options expired unexercised.

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

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

10. Stockholders’ Equity: (Continued)

(d) Stock option plans: (Continued)

●	300,000 options at CAD$0.66 ($0.52) where 2% vests per month and expire on July 12, 2026.

A summary of stock option activity for the stock option plans for the years ended December 31, 2023 and 2022 are as follows:

	Number of options	Weighted average exercise price
Outstanding December 31, 2020	5,875,750	$0.39

Granted	2,675,000	0.60
Exercised	(70,000)	(0.45)
Expired	(570,000)	(0.43)
Cancelled	(1,040,600)	(0.42)
Outstanding December 31, 2021	6,870,150	$0.48

Granted	2,550,000	0.37
Expired	(506,150)	(0.40)
Cancelled	(285,600)	(0.48)
Outstanding December 31, 2022	8,629,000	$0.43

Granted	1,885,000	0.22
Expired	(1,988,000)	(0.46)
Cancelled	(460,000)	(0.44)
Outstanding December 31, 2023	8,066,000	$0.39

The aggregate intrinsic value for options as of December 31, 2023 was $nil (2022 - $nil).

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2023:

Exercise prices per share	Number outstanding	Number exercisable	Expiry date
CAD$0.30	1,845,000	369,000	February 21, 2028
CAD$0.45	1,930,400	1,292,696	June 30, 2025
CAD$0.50	789,600	572,100	February 1, 2026
CAD$0.50	2,295,000	1,009,800	February 1, 2027
CAD$0.66	200,000	116,000	July 12, 2026
CAD$1.02	1,006,000	646,000	April 6, 2026
	8,066,000	4,005,596

The Company recorded stock-based compensation of $515,116 on the options granted and vested (2022 – $696,248; 2021 - $660,266) and as per the Black-Scholes option-pricing model, with a weighted average fair value per option grant of $0.29 (2022 - $0.42; 2021 - $0.45).

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

11. Fair value measurement:

Except for derivative liability – warrant that was measured at level 3 inputs in the three-tier fair value hierarchy, the Company does not have any other financial instruments that are subsequently measured at fair value.

12. Commitments:

The Company leases office facilities in Vancouver, British Columbia, Canada, British West Indies and Netanya, Israel. These office facilities are leased under operating lease agreements.

During the year ended December 31, 2020, the Company signed a five-year lease for a facility in Vancouver, Canada, commencing April 1, 2020 and ending March 2024. The Company accounts for the lease in accordance with ASU 2016-02 (Topic 842) and recognizes a right-of-use asset and operating lease liability. Subsequent to the year ended December 31, 2023, the lease on the Vancouver office expired and was not renewed. Our Canadian staff will continue to work on a virtual basis.

The Netanya, Israel operating lease expired on July 14, 2017, but unless 3 months’ notice is given it automatically renews for a future 12 months until notice is given. During the year ended December 31, 2023, the lease was extended for a further 12 months. The renewal of this lease is uncertain, hence the Company has accounted for this lease as a short-term lease.

Minimum lease payments under these leases are approximately as follows:

2024	$60,460

The Company paid rent expense totaling $120,557 for the year ended December 31, 2023 (2022 - $130,308; 2021 - $129,250).

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Inc.	T. M. Williams	Chairman		$160,000
Bromley Accounting Services Ltd.	H. W. Bromley	CFO	CAD$	215,000
Farcast Operations Inc.	T. H. Williams	VP Product	CAD$	240,000

During the year ended December 31, 2022, Mr. J. M. Williams, the Company’s CEO, became an employee of Shoal Media (Canada) Inc.

As at December 31, 2023, the Company had a number of renewable license commitments with large brands, including, Mr. Men and Little Miss and Mr. Bean. These agreements have commitments to pay royalties on the revenue from the licenses subject to the minimum guarantee payments. As at December 31, 2023, there were no further minimum guarantee payments commitments.

The Company expensed the minimum guarantee payments over the life of the agreement and recognized license expense of $19,868 (2022 - $14,090; 2021 - $18,512) for the year ended December 31, 2023.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

13. Income taxes:

As at December 31, 2022, Kidoz Inc. was domiciled in the tax-free jurisdiction of Anguilla, British West Indies. However certain of the Company’s subsidiaries incur income taxation. Effective January 1, 2023, the Company continued out of Anguilla and into Canada and became a Canadian tax payer.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2023 and 2022, are presented below:

	2023	2022	2021
Expected tax (recovery) expense	$(550,269)	$(314,497)	$5,535
Change in statutory, foreign tax, foreign exchange rates and other	183,916	(161,505)	231,545
Permanent differences	140,572	187,044	227
Adjustment to prior years provision versus statutory tax returns	(26,902)	(5)	17,161
Change in valuation allowance	226,705	138,474	(37,791)
Current income taxes (recovery) expense	$(25,978)	$60,010	$6,178
Deferred income tax (recovery) expense	-	(210,499)	210,499
Total taxation (recovery) expense	$(25,978)	$(150,489)	$216,677

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2023 and 2022 are presented below:

	2023	2022
Deferred tax (liabilities) assets:
Non-capital loss carry forwards	$362,074	$208,480
Equipment	(1,072)	1,627
Intangible assets	(72,206)	(263,915)
Other	157,457	273,357
Valuation Allowance	(446,253)	(219,549)
Total deferred tax (liability) asset	$-	$-

As at December 31, 2023, the Company’s had $1,490,165 (2022 - $1,023,314) of non-capital losses expiring through December 31, 2043.

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

Years ended December 31, 2023, 2022 and 2021

14. Right-of-use assets:

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

The right-of-use assets as at December 31, 2023, is summarized as follows:

	2023	2022	2021

Opening balance for the year	$36,529	$65,464	$106,315
Amortization and expiration of operating lease right-of use assets	(29,748)	(28,935)	(40,851)
Closing balance for the year	$6,781	$36,529	$65,464

The operating lease as at December 31, 2023, is summarized as follows:

As at December 31, 2023
Office lease
2024	7,658
Total lease payments	$7,658
Less: Interest	(53)
Present value of lease liabilities	$7,605

Amounts recognized on the balance sheet
Current lease liabilities	$7,605
Long-term lease liabilities	-
Total lease payments	$7,605

	2023	2022	2021

Opening balance for the year	$39,556	$74,067	$103,918
Payments on operating lease liabilities	(31,951)	(34,511)	(29,851)
Closing balance for the year	7,605	39,556	74,067
Less: current portion	(7,605)	(32,116)	(32,068)
Operating lease liabilities – non-current portion as at end of year	$-	$7,440	$41,999

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

15. Related party transactions:

As at and for the year ended December 31, 2023, the Company has the following related party transactions:

	2023	2022	2021
Directors fees	$7,505	$8,970	$8,000
Salaries, wages, consultants and benefits	667,229	659,558	612,492
Selling and marketing	70,439	126,920	77,906
Stock-based compensation (Note 10)	188,961	276,207	237,348
Software technology development (Note 8)	248,780	246,016	214,843
Closing balance for the year	$1,182,914	$1,317,671	$1,150,589

The Company has liabilities of $79,852 (2022 - $80,874) as at December 31, 2023, to current directors, officers and companies owned by the current directors and officers of the Company for employment, director and consulting fees.

During the year ended December 31, 2023, the Company granted 400,000 options with an exercise price of CAD$0.30 ($0.22) per share to current directors and officers of the Company. Subsequent to the year ended December 31, 2023, the Company granted 1,056,250 options with an exercise price of CAD$0.20 ($0.14) to current directors and officers of the Company.

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

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision makers are the Chairman, Chief Executive Officer and President. The Company and the chief decision makers view the Company’s operations and manage its business as three operating segments, namely Ad tech advertising, programmatic advertising, and content revenue.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

16. Segmented information: (Continued)

The Company had the following revenue by geographical region.

	2023	2022	2021
Ad tech advertising revenue
Western Europe	$5,163,712	$5,675,383	$3,927,191
Central, Eastern and Southern Europe	488,973	297,862	193,085
North America	5,769,464	7,096,255	7,653,038
Other	457,276	1,356,418	421,204

Total ad tech advertising revenue	$11,879,425	$14,425,918	$12,194,518

Programmatic advertising revenue
North America	$1,223,392	$361,394	$58,507

Total Programmatic advertising revenue	$1,223,392	$361,394	$58,507

Content revenue
Western Europe	$73,085	$76,572	$84,884
Central, Eastern and Southern Europe	41	381	1,517
North America	8,651	37,766	47,390
Other	142,230	195,025	97,823

Total content revenue	$224,007	$309,744	$231,614

Total revenue
Western Europe	$5,236,797	$5,751,955	$4,012,075
Central, Eastern and Southern Europe	489,014	298,243	194,602
North America	7,001,507	7,495,415	7,758,935
Other	599,506	1,551,443	519,027
Total revenue	$13,326,824	$15,097,056	$12,484,639

Equipment

The Company’s equipment is located as follows:

Net Book Value	2023	2022

Anguilla	$-	$60
Canada	18,730	20,143
Israel	7,439	9,279
United Kingdom	3,065	4,040
Total equipment	$29,234	$33,522

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

17. General and administrative:

General and administrative expenses were as follows:

	2023	2022	2021

Computer expenses	$103,531	$67,704	$43,361
Insurance	48,821	46,765	42,357
Professional fees	185,974	319,016	211,873
Rental (Note 12)	120,557	130,308	129,250
Other general and administrative expenses	214,771	197,143	178,041
Total general and administrative expenses	$673,654	$760,936	$604,882

18. Stock awareness program

During the year ended December 31, 2021, the Company commenced a corporate stock awareness program. The Company engaged Research Capital Corporation, Agora Internet Relations Corp., Stockhouse Publishing Ltd., TSM Talk Shop Media and Proactive for financial and capital markets advisory services and to assist with general market outreach to increase investor awareness as the Company continues to achieve important milestones and grow its investor base. Stockhouse Publishing Ltd. campaign was discontinued in the year ended December 31, 2022 and TSM Talk Shop Media was discontinued in the year ended December 31, 2023.

The Company incurred stock awareness expenses of $146,300 during the year ended December 31, 2023.

The Company incurred stock awareness expenses of $161,332 during the year ended December 31, 2022, of which $26,334 was paid in shares to Agora Internet Relations Corp.

The Company incurred stock awareness expenses of $402,845 during the year ended December 31, 2022, of which $179,293 is from the issuance of 230,000 common shares to RCC (Note 10) and a derivative liability of $83,572 (Note 10) from the warrants granted.

19 Concentrations:

Major customers

During the year ended December 31, 2023, and 2022, the Company sold Ad tech revenue; sold subscriptions on its site Rooplay; sold in-app purchases on its social bingo sites, Trophy Bingo and Garfield’s Bingo and premium purchases of Rooplay Originals. During the year ended December 31, 2023, the Company had revenues of $2,927,239 and $1,716,205, from two customers (December 31, 2022 - three customers for $3,528,530, $2,293,798, and $1,507,029; December 31, 2021 - three customers for $3,373,241, $2,522,559 and $1,381,678) which was more than 10% of the total revenue. The Company is reliant on the Google App, iOS App and Amazon App Stores to provide a content platform for Rooplay, Trophy Bingo and Garfield’s Bingo to be played thereon and certain advertising agencies for the Ad tech revenue.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2023, 2022 and 2021

20. Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution.

The Company currently maintains a substantial portion of its day-to-day operating cash and long-term cash equivalents balances at financial institutions. At December 31, 2023, the Company had total cash of $1,493,071 (2022 - $2,385,840) at financial institutions, where $1,266,481 (2022 - $2,150,761) is in excess of federally insured limits.

The Company has concentrations of credit risk with respect to accounts receivable, the majority of its accounts receivable are concentrated geographically in the United States amongst a small number of customers.

As of December 31, 2023, the Company had one customer, totaling $1,016,280, respectively who accounted for greater than 10% of the total accounts receivable. As of December 31, 2022, the Company had three customers, totaling $1,921,602, $1,061,177, and $920,736 who accounted for greater than 10% of the total accounts receivable.

The Company controls credit risk through monitoring procedures and receiving prepayments of cash for services rendered. The Company performs credit evaluations of its customers but generally does not require collateral to secure accounts receivable.

