Form 20-F
period 2024-12-31
KIDOZ INC.
filed 2025-04-25
CIK 1318482

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

This annual report on Form 20-F for the year ended December 31, 2024, or this “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. Unless the context otherwise requires, all references in this document to “the Company,” “we,” “us,” and “our” refer to Kidoz Inc. and our subsidiaries.

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

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D “Risk Factors.” You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

●	Future operating or financial results;
●	Fluctuations in currencies and interest rates;
●	General market conditions;
●	Regulations especially with regards to highly regulated market with a Children’s Online Privacy Protection Rule (“COPPA”) & General Data Protection Regulation (“GDPR”);
●	Reliance on Apple and Google;
●	Expanding and growing company;
●	Reliance on key customers and suppliers;
●	Retaining and attracting customers;
●	No long term customer commitment;
●	Reliance on third parties such sales houses around the world and outsourced technology developers, advertising exchanges and other strategic partners;
●	Dependency on key management and personnel;
●	Children’s advertising;
●	Market conditions;
●	Inappropriate advertisements;
●	Cybersecurity;
●	Technology;
●	Outages;
●	Cloud based servers;
●	Placing advertisements in the incorrect segment;
●	Additional financing;
●	Payment risks;
●	Changes in GAAP;
●	Competition;
●	Ad blockers;
●	Failure to access advertising inventory;
●	Fraud;
●	Catastrophic events;
●	Economic, Political and Market Conditions;
●	Market for common shares;
●	Volatility in the market;
●	Public Company implications;
●	Potential Tariffs and Reciprocal Tariffs;
●	Other factors discussed in “Item 3—Key Information—Risk Factors” of this annual report.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable to Form 20-F filed as annual report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Form 20-F filed as annual report.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected historical financial data which has been derived in part from our audited consolidated financial statements included elsewhere in this annual report and should be read together with and qualified in its entirety by reference to such audited consolidated financial statements. The following table should be read together with “Item 5 - Operating and Financial Review and Prospects.”

Consolidated Balance Sheet Data:

	2024	2023	2022
Cash	$2,780,517	$1,469,224	$2,363,530
Total assets	11,734,233	11,807,080	14,387,083
Total liabilities	3,807,554	4,612,778	5,695,324
Total stockholders’ equity	7,926,689	7,194,302	8,691,759
Working capital	4,219,588	3,220,646	4,147,176

Consolidated Statement of Operations Data for continuing operations:

	2024	2023	2022

Revenue	$14,004,527	$13,326,824	$15,097,056

Cost of sales	6,426,973	8,392,767	9,973,211
Gross (loss) profit	7,577,554	4,934,057	5,123,845

Operating expenses excluding interest and other income (expenses)	(6,701,037)	(6,153,451)	(5,897,412)
Amortization and expiration of right-of-use assets	(6,781)	(29,748)	(28,935)
Depreciation and amortization	(244,179)	(558,740)	(557,267)
Gain on derivative liability – warrants	-	51	23,314
Interest and other income	643	1,049	185
Income tax & deferred tax (expense) / recovery	(158,580)	25,978	150,489
Provision for doubtful receivables	(114,480)	(84,952)	-
Stock awareness program	-	(146,300)	(161,332)
Net income (loss)	$353,140	$(2,012,056)	$(1,347,113)

Basic and diluted net income (loss) per share from continuing operations	$0.00	$(0.02)	$(0.01)
Weighted average common shares outstanding	131,304,499	131,305,254	131,481,983

Consolidated Cash flow data:

	2024	2023	2022
Net cash provided by (used in) operating activities	$1,305,230	$(823,640)	$433,745
Net cash provided by (used in) investing activities	13,668	(8,714)	(26,533)
Net cash used in financing activities	(7,605)	(61,952)	(122,289)
Change in cash	1,311,293	(894,306)	284,923
Cash	$2,780,517	$1,469,224	$2,363,530

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

Risks Related to the Business

●	Regulations - The Company operates in a highly regulated market with a Children’s Online Privacy Protection Rule (“COPPA”) & General Data Protection Regulation (“GDPR”). There is the risk that the regulations restrict the Company operations. The Company serves compliant contextual mobile advertising network that safely reaches hundreds of million kids, teens, and families every month.

●	Reliant on Google and Apple - The Company is heavily reliant on Google and Apple, on whose platform the games where we advertise are hosted. The Company has been Google certified and has been approved by Apple.

●	Expanding Company - the Company is a growing and expanding company. The Company’s revenues may be materially affected by the decisions of its management and/or customers, and due to a variety of other factors, many of which may be beyond the Company’s control. This may lead to expenses exceeding estimates or be incurred in the expectation of sales that do not occur or that occur later than expected. Management expects expenses to increase, especially hiring of additional staff to support its growth and expansion. Fluctuating results could cause unanticipated quarterly losses and cause the Company’s performance to fall below the expectations of investors, which could adversely affect the price of the common shares. The following will cause fluctuating results:

○	Changes in demand for Kidoz Platform
○	Changes in the Company’s customer base, additions and losses of customers
○	Changes in advertising budgets of our customers
○	Changes in the availability of advertising inventory or in the cost of reaching customers through digital advertising.
○	Disruptions or outages on the Kidoz platform.
○	New technology or offering by the Kidoz competitors.
○	Timing differences between our payments for advertising inventory and our collection of advertising revenue.
○	Shifting views and behaviors of consumers concerning use of data.

Based upon the factors above and others beyond the Company’s control, Kidoz forecasts future revenue, costs, and expenses, and continually reviews these forecasts. As a result, its operating results may, from time to time, fall below estimates or the expectations of securities analysts and investors.

●	Managing growth - The Company has expanded rapidly over the last few years. The continued rapid growth of the Company may strain management, financial, technical, and other resources. The Company must expand its sales, marketing, technology, and operational staff and expand its controls. If Kidoz continues its rapid growth, it will incur additional expenses, and its growth may continue to place a strain on resources, infrastructure, and ability to maintain the quality of its offering. Accordingly, the Company may not be able to effectively manage and coordinate growth so as to achieve or maximize future profitability.

●	Reliance on Key Customers - The Company is reliant on a relatively few customers and sales houses. The loss of a significant customer could harm the Company’s business and severely impact the future financial success of the Company. The Company is continually looking for new customers and sales houses around the world to partner with.

●	Retaining and attracting customers - The Company, to continue to grow, must attract new customers and encourage existing advertisers to purchase additional offerings. Our competitors may introduce lower costs or differentiated products or services that compete with our current offering on price or technology and therefore impact our sales. The Company has hired additional sales staff and is continually developing its technology.

●	No long-term customer commitments - The Company does not have any long term commitments by its customers beyond the current insertion order, which can be cancelled prior to the campaign conclusion without any penalty. Therefore, the Company success is dependent on offering the best service and maintaining good customer relations. The Company allocates customer service personnel to manage the customer relationship.

●	Reliance on third parties - the Company is reliant on third parties to operate. These third parties include cloud-based servers located around the world, external sales houses, outsourced technology developers, advertising exchanges and other strategic partners. If these third parties fail to perform as agreed could negatively affect our operations.

●	Personnel - The loss of any member of the Company’s management team, could have a material adverse effect on its business and results of operations. The Company relies on its engineering staff to develop its technology; operations staff to manage and operate the campaigns, its sales teams to attract and retain key customers and its finance department staff to properly manage and maintain the financial records and reporting thereof. The inability to hire, or the increased costs of new personnel, or the cost to maintain existing personnel could have a material adverse effect on the Company’s business and operating results. There is intense competition for capable personnel in all of these areas, and the Company may not be successful in attracting, training, integrating, motivating, or retaining new personnel, vendors, or subcontractors for these required functions. The growth of the Company is dependent on hiring additional personnel so there is additional costs in training these new personnel.

●	Children advertising - The Company is dependent on advertising to children so therefore is affected by changes to this business segment. The Company is expanding into advertising to teens and families and to be less reliant on advertising to children.

●	Market conditions - The economic uncertainty in the market has made and continues to make it difficult for the Company to forecast revenue and operating results and to make decisions regarding operational cost structures and investments. The Company’s business depends on the overall demand for advertising and on the economic health of its customers. Economic downturns or unstable market conditions may cause the Company’s customers to decrease their advertising budgets, which could reduce usage of the Company’s platform and adversely affect its business, operating results, and financial condition.

●	Inappropriate advertisement - This is the risk that the Company serves an inappropriate advertisement on behalf of its customers. To mitigate this risk all adverts are human reviewed before the campaign commences.

●	Cybersecurity - Cybersecurity attacks, including breaches, computer malware and computer hacking have become more prevalent recent years across all businesses. Any cybersecurity breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, or the inadvertent transmission of computer viruses could adversely affect the business, financial condition, results of operations or reputation of the Company. The Company believes that it is taken reasonable steps to protect the security, integrity and confidentiality of the information collected, used, stored and disclosed, but there is no guarantee that in the future inadvertent (e.g., software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized data access or use will not occur despite its efforts in the past and in the future.

●	Technology - The Company’s future success is dependent on its ability to continue to develop and expand its products and technologies and to address the needs of its customers. The Company operates in an industry that is characterized by rapid technological change, frequent new product and service introductions and enhancements, uncertain product life cycles, changes in customer requirements, and evolving industry standards. The introduction of new products and new technologies, the emergence of new industry standards, or improvements to existing technologies could render the Company’s platform obsolete or relatively less competitive.

●	Outages - In addition, the Company operates 24/7 business so if outages were to occur it is critical for the technology to be restored in a timely manner. Any delay in restoring the systems will have a negative effect on its business, operating results, and financial condition.

●	Cloud based servers - The Company’s products and services involve storage using a third-party cloud-based hosting service. Any damage to, or failure of, the hosting service’s systems generally could result in interruptions in the use of the Company’s platform. Such interruptions may reduce the Company’s revenue, and adversely the Company’s ability to attract new customers. The Company’s business will also be harmed if its customers and potential customers believe its products or services are unreliable.

●	Incorrect advertising – The Company is developing a teens and family platform under its Prado brand. Therefore, there is the risk that an inappropriate advertisement is served to children, which could result in fines to the Company and have a negative effect on its business, operating results, and financial condition. The Company has put in internal controls that ensure no non children advertisement is served to children.

Financial and Accounting Risks

●	Additional financing - There can be no certainty that the Company’s financial resources and revenue from sales will be sufficient for its future needs. The Company may need to incur significant expenses for growth, operations, research, and development, as well as sales and marketing and other unforeseen costs. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. It may be difficult or impossible for the Company to obtain debt financing or equity financing on commercially acceptable terms. In addition, the issuance of common shares for an equity financing may have a negative effect on the existing shareholders of the Company such as dilution or negative sentiments in the market to the equity financing.

●	Growth – Kidoz anticipates continued growth that could require substantial financial and other resources to, among other things: (a) expand and develop product offerings; (b) improve technological infrastructure, including investing in its technology (c) cover general and administrative expenses, including legal, accounting, and other expenses; (d) cover sales and marketing expenses, including a significant expansion of the Company’s direct sales organization. Investment in these, however, may not yield anticipated returns. Consequently, as costs increase, the Company may not be able to generate sufficient revenue to achieve or sustain profitability.

●	Payment risks – If our customers do not pay, or dispute their invoices, then the business, operating results and financial condition may be adversely affected. In addition, if our customers do not pay in a timely manner will our operating results and financial condition may be adversely affected.

●	Internal Controls - A failure to maintain an effective system of internal control over financial reporting could harm the Company’s financial performance, its ability to raise capital and its continued listing on the TSX Venture Exchange. In addition, the Company is a small company so has limited segregation of duties. The Company is therefore reliant on the critical personnel and an increase in the risk of the failure of internal controls.

●	Changes to GAAP – The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). There is a risk that changes to US GAAP will negatively affect the Company in terms of results and could become more difficult, time-consuming, or costly and increase demand on the Company’s systems and resources to comply with this change.

Industry Risk

●	Competition – the advertising business is a highly competitive business. The Company offers niche advertising in a highly regulated business. However, there are few barriers to existing large advertising companies entering the market. Our existing customers could develop their own in-house solutions and therefore no longer advertise with us.

●	Ad blockers – Consumers may load ad blocking software. This will affect our ability to serve advertisements and will therefore reduce our revenue.

●	Failure to access advertising inventory – We must maintain a consistent supply of ad inventory. Our success depends on our ability to secure inventory on reasonable terms in multiple locations. The amount, quality, and cost of inventory available to the Company can change at any time. If our relationships with any of our significant suppliers were to cease, or if the material terms of these relationships were to change unfavourably, our business would be negatively impacted.

●	Fraud – The Company operates as a technology and services provider in a dynamic ecosystem where fraud exists. Typical forms of fraud include robotic traffic, where robots mimic the behaviour of users in order to inflate the number of impressions, clicks, post clicks actions or other metrics associated with the ad. The Company reviews all ads and monitors the impression serving with our suppliers.

●	Catastrophic events – We maintain cloud-based servers around the world, that deliver advertising campaigns for our advertisers. Any of its existing and future facilities may be harmed or rendered inoperable by attack or security intrusion by a computer hacker, natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, war, acts of terrorism or other criminal activities, infectious disease outbreaks and power outages, any of which may render it difficult or impossible for the Company to operate its business for some period of time. The Company maintains backup and disaster recovery plans to get back up and running as fast as possible.

●	Economic, Political and Market Conditions – Our business depends on the overall demand for advertising and on the economic health of our current and prospective advertisers. Economic downturns, including a recession, or instability in political or market conditions may cause current or new advertisers to reduce their advertising budgets. These conditions are impacted by events outside of the Company’s control, such as the COVID-19 pandemic, may have a long-term impact on the global economy. Adverse economic conditions and general uncertainty about continued economic recovery are likely to affect the Company’s business prospects. This uncertainty may cause general business conditions to deteriorate or become volatile, which could cause advertisers to delay, decrease or cancel campaigns, and expose the Company to increased credit risk on advertiser orders, which, in turn, could negatively impact its business, financial condition and results of operations. In addition, continued geopolitical turmoil in many parts of the world have and may continue to put pressure on global economic conditions, which could lead to reduced spending on advertising.

Risks Related to the Common Shares and Corporate and Securities Law

●	Market for common shares – The shares of the Company are illiquid. The Company has made efforts to improve the exposure of the Company through its stock awareness initiatives and create a more active market for its shares. There are no assurances that our Stock Awareness efforts will be effective.

●	Volatility in the market - Technology stocks have historically experienced high levels of volatility, and we cannot predict the prices at which our common shares will trade. Fluctuations in the market price of our common shares could cause an investor to lose all or part of their investment in our common shares. These fluctuations in the market price and volatility of our common shares can be caused by factors outside the control of the Company such the following:

○	The volatility in the market price and trading volume of technology companies in general especially large companies in the digital advertising industry (e.g. Google and Meta);
○	Changes in regulatory developments in Canada and the United States;
○	General economic conditions and trends, including global financial markets, global economies and general market conditions, such as interest rates and tariffs;
○	Major catastrophic events (e.g. the war in the Ukraine and Gaza);
○	Unexpected market reactions to the Company announcements;
○	Trade wars and trade tariffs.

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

B. Business overview.

Kidoz Inc. operates at the intersection of technology, safety, and digital media, providing a leading mobile advertising platform purpose-built for children, teens, and families. As the global digital advertising landscape evolves with stricter privacy regulations, Kidoz’s focus on compliance, safety, and contextual relevance, positions the company as the go-to partner for brands seeking meaningful, responsible engagement with younger audiences.

At the core of Kidoz’s business is its proprietary Safe Ad Network and SDK, seamlessly integrated into thousands of top-rated mobile apps. Kidoz delivers high-performance campaigns that comply with COPPA, GDPR-K, and other global privacy frameworks, without collecting personal data or location information. Our advanced contextual targeting technology ensures brand messages are relevant, engaging, and delivered within a secure, brand-safe environment.

Expanding beyond its leadership in kids’ advertising, Kidoz operates Prado, its Over 13 division designed to reach the broader family demographic, including teens and parents. Prado offers advertisers a comprehensive solution through its SSP, DSP, and Ad Exchange, enabling high-efficiency media buying across thousands of premium apps while maintaining Kidoz’s commitment to safety and quality.

With mobile usage continuing to outpace other digital channels, and as brands shift media budgets from traditional platforms to mobile environments, Kidoz is well-positioned for continued growth. Our direct connections with publishers, supply path optimization, and human-curated ad placements differentiate Kidoz in an increasingly automated, yet regulation-heavy, market.

As a trusted partner for some of the world’s most respected brands, Kidoz continues to invest in its technology, compliance infrastructure, and global footprint, driving long-term value for advertisers, publishers, and shareholders alike.

Product Strategy

Kidoz builds and maintains the Kidoz Safe Ad Network, the Kidoz SDK, and the Kidoz Privacy Shield, enabling app developers and global advertisers to reach children and families in a compliant and brand-safe way. The Kidoz SDK remains the core of our proprietary advertising technology, providing a secure and efficient platform for delivering premium ad impressions. Our systems are fully compliant with COPPA, GDPR-K, and additional child privacy regulations worldwide, maintaining the highest safety standards in the industry.

In 2024, Kidoz made continuous investments in its proprietary systems, further optimizing supply paths and enhancing performance through advanced integrations with IAB specifications for real-time bidding, header bidding, and server-to-server direct connections. These improvements not only support the kids’ marketplace but also broaden our reach across the entire digital advertising landscape.

Our managed programmatic solution, combined with direct connections to premium apps and programmatic demand sources, continues to be a key differentiator. Agency partners are increasingly utilizing our solutions to access high-quality mobile inventory at scale, benefiting from our enhanced efficiency, superior performance, and unwavering commitment to brand safety.

During 2024, Prado (www.prado.co), our division for audiences Over 13 years of age, gained traction as a high-performance mobile SSP, DSP, and Ad Exchange. Prado’s programmatic capabilities now power large-scale campaigns across thousands of apps, simplifying digital advertising for agencies and brands targeting teens, families, and general audiences. Kidoz engineers have ensured complete separation between Prado and our kid-safe network, preserving the integrity of our child protection systems while enabling Kidoz to enter the broader, significantly larger digital ad market. Prado’s growth, alongside Kidoz’s internal safeguards, guarantees that no inappropriate content ever reaches young audiences.

Marketing & Distribution Strategy

In 2024, Kidoz strengthened its position as the trusted partner for leading global app publishers seeking compliant and high-performance monetization solutions. Our SDK has become an essential component for many of the world’s largest and most respected developers, who have integrated our technology into their platforms to ensure safe and effective advertising experiences for their users.

A key part of our strategy is an ongoing investment in compliance education and support for our partners. As regulations continue to evolve, Kidoz is proactively working with publishers to help them stay ahead of the curve. By aligning with Kidoz, developers gain not only access to premium demand and higher yields but also the reassurance that they are meeting the highest global privacy and safety standards.

This trusted reputation, combined with our focus on fostering direct relationships with top-tier publishers, has expanded our distribution footprint and further solidified Kidoz’s leadership in the kids and family digital advertising ecosystem.

Sales & Pricing Strategy

Kidoz’s global agency partnership model continues to deliver success. In 2024, Kidoz launched campaigns in 60 countries, reflecting the scalability and appeal of our solutions. Our strategy of recruiting top-tier international sales houses has been instrumental in building a reliable network of partners who recognize the value of Kidoz’s premium inventory. These partnerships have resulted in repeat campaigns and expanded allocations from major brands that increasingly shift larger portions of their media budgets to Kidoz.

As more brands experience our superior performance and efficiency, they deepen their investments with us. Our programmatic capabilities, in both Kidoz and Prado, open new opportunities for brands targeting parents and teens in addition to children, further diversifying our revenue streams and solidifying our leadership position in the digital advertising space.

Growth Strategy

Kidoz’s growth in 2024 was driven by our alignment with regulatory, consumer, and technological trends. Our mission remains clear: “to deliver best-in-class advertising solutions that prioritize privacy, comply with Apple, Google, and stringent global regulations, and provide publishers with safe, effective monetization options.” Our proprietary contextual advertising model continues to outperform alternatives, ensuring that user data is protected while delivering high engagement for advertisers.

A key growth driver in 2024 was the increased use of Kidoz as a performance platform for app developers seeking to scale installs on a cost-per-install (CPI) basis. As the CPI market, estimated at over US$120B annually, expands, Kidoz is capturing more share by advancing our software and systems to support this high-growth segment.

Alongside our core media business, the successful expansion of Prado into the teen and family markets has added new revenue streams. Our latest product, Kidoz Connect, has enhanced our ability to scale programmatic campaigns across both Kidoz and Prado networks, providing advertisers with unmatched reach and performance.

Looking forward, while our primary focus remains on the continued development of the Kidoz Safe Ad Network, we are exploring strategic opportunities, including new connections to the wider mobile advertising market and potential synergistic acquisitions, to sustain and accelerate our growth trajectory.

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

C. Organizational structure.

For the year ended December 31, 2024, Kidoz Inc. conducted our business through the Canadian incorporated entity and through our wholly-owned subsidiaries Kidoz Ltd. (“Kidoz Ltd.”), Shoal Media (Canada) Inc. (“Shoal Media Canada”), Prado Media Ltd. (“Prado Media”), Shoal Media UK Ltd. (“Shoal Media UK”), Shoal Media Inc. (“Shoal Media”), and Rooplay Media Kenya Limited. (“Rooplay Kenya”). Effective January 1, 2023, we conducted our business through the Canadian incorporated entity and its subsidiaries.

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

On March 27, 2017, Shoal Media UK Ltd. was incorporated under the laws of England and Wales.

On July 12, 2017, Rooplay Media Kenya Limited was incorporated under the laws of Kenya. During the year ended December 31, 2024, Rooplay Media Kenya Limited was discontinued and struck off.

On March 4, 2019, the Company completed the acquisition of all of the issued and outstanding equity securities of Kidoz Ltd. (“Kidoz”) (www.kidoz.net), a privately held Israeli company.

D. Property, plants and equipment.

Effective January 1, 2023 our executive office is located in Vancouver, British Columbia, Canada.

We have one primary development and operational office located in Netanya, Israel.

During the year ended December 31, 2019, the Company signed a five-year lease in Vancouver, Canada which ended March 2024 and was not renewed.

Kidoz Ltd. has an annual office lease in Netanya, Israel, with rent payable on a quarterly basis. The operating lease expired on July 14, 2017, but unless 3 months’ notice is given it automatically renews for a future 12 months until notice is given. This facility comprises approximately 190 square metres. The monthly rental is approximately $4,240.

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

Kidoz Inc. (TSXV:KIDZ) is the leading Children’s Online Privacy Protection Act (“COPPA”) and General Data Protection Regulation for children (“GDPR-K”) compliant mobile advertising network, dedicated to providing safe, contextual advertising experiences for kids, teens, and families. Google certified and Apple approved, Kidoz has become the trusted partner of the world’s largest brands, including Mattel, Lego, and Disney, helping them engage young audiences across thousands of popular mobile apps in a secure and privacy-forward manner.

At the heart of our solution is the Kidoz Safe Ad Network and Software Development Kit (“SDK”), integrated into thousands of apps worldwide. Unlike traditional digital advertising platforms, Kidoz never collects location data or Personally Identifiable Information (“PII”). Instead, we leverage advanced contextual targeting to deliver relevant, high-performance campaigns without compromising user privacy. This approach has positioned Kidoz as the market leader in the growing segment of contextual mobile advertising.

2024 was a pivotal year for Kidoz. Building on years of consistent growth, we achieved near record revenues, expanded our global publisher base, and increased advertiser budgets allocated to our platform. Our ongoing investments in proprietary technology, including supply path optimization and the Kidoz Privacy Shield, have further enhanced our ability to deliver safe, efficient, and effective campaigns for our brand partners. This leadership has strengthened our network’s reputation as the go-to destination for compliant mobile advertising solutions.

Kidoz is also expanding beyond its core kids’ audience. Prado, our wholly owned division, enables brands to reach the broader family demographic, including teens and parents. Launched in 2023, Prado’s high-performance supply-side platform (“SSP”), demand-side platform (“DSP”), and Ad Exchange have gained traction, allowing Kidoz to offer end-to-end media solutions across all age groups. Our proprietary systems ensure a strict separation between Prado and the Kidoz kids network, maintaining the highest levels of child safety while unlocking new revenue streams from the wider $400+ billion mobile advertising market.

The global shift of media budgets from linear TV to mobile platforms continues to accelerate, and Kidoz is well-positioned to benefit. Regulatory trends favor privacy-compliant platforms like ours, and with governments in key regions tightening data privacy laws, we expect continued momentum. Our compliance-first approach and contextual model are aligned with these evolving standards, providing a significant competitive advantage.

As we move into 2025, Kidoz remains focused on scaling its programmatic capabilities, growing our Cost Per Install (“CPI”) performance business, and deepening relationships with premium app publishers. We are exploring strategic opportunities to expand our footprint, whether through broader applications of our technology or synergistic M&A. Our headcount increased from 43 to 49 in 2024 to support this growth, and we anticipate further expansion as demand for safe, high-performance mobile advertising continues to rise.

The following discussion and analysis of the Company’s financial condition and results of operations are presented in United States Generally Accepted Accounting Principles (“US GAAP”) and presented in US Dollars, the Company’s functional currency.

A. Operating results

Results of Operations

	2024	2023	2022

Revenue	$14,004,527	$13,326,824	$15,097,056

Cost of sales	6,426,973	8,392,767	9,973,211
Gross (loss) profit	7,577,554	4,934,057	5,123,845

Operating expenses excluding interest and other income (expenses)	(6,701,037)	(6,153,451)	(5,897,412)
Amortization and expiration of right-of-use assets	(6,781)	(29,748)	(28,935)
Depreciation and amortization	(244,179)	(558,740)	(557,267)
Gain on derivative liability – warrants	-	51	23,314
Interest and other income	643	1,049	185
Income tax & deferred tax (expense) / recovery	(158,580)	25,978	150,489
Provision for doubtful receivables	(114,480)	(84,952)	-
Stock awareness program	-	(146,300)	(161,332)
Net income (loss)	$353,140	$(2,012,056)	$(1,347,113)

Basic and diluted net income (loss) per share from continuing operations	$0.00	$(0.02)	$(0.01)
Weighted average common shares outstanding	131,304,499	131,305,254	131,481,983

Year Ended December 31, 2024, Compared with Year Ended December 31, 2023

Revenue

Total revenue, net of platform fees (to Apple, Google and Amazon) and withholding taxes, for the year ended December 31, 2024, increased to $14,004,527, an increase of 5% over total revenue net of fees and withholding taxes of to $13,326,824 for fiscal 2023.

The increase in total revenue over fiscal 2023 is due to an increase in demand as a result of our initiatives to create high-performance advertising solutions in gaming apps.

Selling and marketing expenses

Sales and marketing expenses for the year ended December 31, 2024, were $1,465833, an increase of 16% over selling and marketing expenses of $1,268,218 for fiscal 2023. The increase in sales and marketing expenses over fiscal 2023 is due to an increase in sales and marketing staff to manage the anticipated growth in the Direct, Programmatic and Performance segments of our Ad tech business and an increase in sales commissions as a result of our increase in revenue. Selling and marketing expenses consist primarily of sales staff salaries and benefits, publishing services and sales commissions.

We expect to incur increased sales and marketing expenses in selling the Ad tech advertising and to grow the Ad tech advertising revenue. There can be no assurances that these expenditures will result in increased traffic or significant additional revenue.

Software technology development

We do not capitalize our development costs. Software technology development costs of $3,445,018 were expensed for year ended December 31, 2024, an increase of 15% from software technology development costs of $2,999,079 expensed for fiscal 2023. These increases over fiscal 2023, is due to the hiring of additional development staff and the outsourcing of certain software development to increase the development of our base technologies.

General and administrative expenses

General and administrative expenses consist primarily of legal and professional fees, premise cost for our Israeli office and development facilities, and other general corporate and office expenses. General and administrative expenses increased to $689,407 for the year ended December 31, 2024, an increase of 2% over general and administrative expenses of $673,654 in fiscal 2023. The increase in general and administrative expenses is due an increase in fees paid to our professional advisors.

We expect to continue to incur general and administrative expenses to support the business, and there can be no assurances that we will be able to generate sufficient revenue to cover these expenses.

Salaries, wages, consultants, and benefits

Salaries, wages, consultants, and benefits decreased to $622,394 for the year ended December 31, 2024, a decrease of 12% over salaries, wages, consultants, and benefits of $705,830 for fiscal 2023. The decrease in salaries, wages, consultants, and benefits over fiscal 2023, is due to a decrease in the consultants employed by the Company in 2024.

Depreciation and amortization

Intangible assets are amortized using a straight-line method over three to eight years. These intangible assets include customer lists, and the software development kits (“SDK”) for our advertising platform. These intangible assets are as result of the acquisition of Kidoz Ltd. The amortization for the year ended December 31, 2024, was $232,835 compared to $545,737 in fiscal 2023. The decline is amortization for the year ended December 31, 2024, is due the full amortization of SDK technology during the year ended December 31, 2024.

Equipment is depreciated using the declining balance method over the useful lives of the assets, ranging from three to five years. Depreciation increased to $11,344 during the year ended December 31, 2024, over depreciation of $13,002 in fiscal 2023. This decrease in depreciation and amortization compared to fiscal 2023, is due to the aging of our equipment.

Stock-based compensation expense

During the year ended December 31, 2024, the Company incurred non-cash stock compensation expenses of $379,247 compared to non-cash stock compensation expenses of $515,116 for fiscal 2023. During the year ended December 31, 2024, the Company granted 2,318,750 (fiscal 2023 – 1,885,000) options. The options granted in fiscal 2024 and 2023, are issued to consultants and employees as per the Company’s amended 2015 Rolling Stock Option Plan. The non-cash stock compensation program is an integral part of the Companies overall Staff Compensation Program.

Stock awareness program

During the year ended December 31, 2021, the Company commenced a corporate stock awareness program. The Company engaged Research Capital Corporation, Agora Internet Relations Corp., and Proactive for financial and capital markets advisory services and to assist with general market outreach to increase investor awareness as the Company continues to achieve important milestones and grow its investor base. During the year ended December 31, 2023, the Company discontinued its stock awareness program with Proactive. During the year ended December 31, 2024, the Company discontinued its stock awareness program with Research Capital Corporation.

The Company incurred stock awareness expenses of $nil for year ended December 31, 2024, a decrease from stock awareness expenses of $146,300 expensed for fiscal 2023. During the year ended December 31, 2024, the Company temporally suspended it stock awareness program with Agora Internet Relations Corp. and utilized its own staff and resources for Investor Relations activity.

Provision for doubtful debts

During the year ended December 31, 2024, the Company provided $114,480 for doubtful debts compared to $84,952 in the prior year.

Other income and expenses

During the year ended December 31, 2024, the Company has a foreign exchange loss of ($88,701) compared to foreign exchange gain of $1,139 in the prior year. These gains are due to the exchange rate movements of the US Dollar compared to the Pound Sterling, Israeli Shekel, European Euro, and the Canadian Dollar. The Company does not hedge its cash assets.

During the year ended December 31, 2024, we received interest income of $643 compared to interest income of $1,049 in the prior year. The interest income is received from bank term deposits from investing our cash. The decrease in interest income is due the lower long term deposit balance which was required for our Vancouver office lease which ended during the year ended December 31, 2024.

During the year ended December 31, 2023, the Company had a gain on the derivative liability – warrants of $51. This derivative liability – warrants results from the issuance of the 230,000 warrants to Research Capital Corporation during the year ended December 31, 2021, and which expired unexercised in the year ended December 31, 2023.

Amortization of right-of-use assets

On January 1, 2020, the Company adopted ASC Topic 842 using the modified retrospective transition method. Topic 842 requires the recognition of lease assets and liabilities for operating leases. The Company recognized right-of-use assets relating to the brand licenses and the Vancouver, Canada office rental. During the year ended December 31, 2024, the Company amortized $6,781 compared to right-of-use assets amortization of $26,828 and $2,920 expired on the Anguillian lease in fiscal 2023. During the year ended December 31, 2024, the lease on the Vancouver office expired and was not renewed.

Income taxes

During the year ended December 31, 2024, the Company had a tax expense of ($158,580) compared to a tax recovery of $25,978 in fiscal 2023. During the year ended December 31, 2023, our Israeli subsidiary was officially recognized as a Preferred Technology Enterprise in Israel, a prestigious status that comes with extensive tax relief benefits as provided by law and applied to the fiscal 2024 and 2023 tax year.

During the year ended December 31, 2024, the subsidiaries of the Company had a tax expense of $79,161 compared to a tax expense of $924 in fiscal 2023.

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

Net income (loss) and income (loss) per share

The net income after taxation for the year ended December 31, 2024, amounted to $353,140, an income of $0.00 per share, compared to a net loss of ($2,012,056) a loss of ($0.02) per share, in the year ended December 31, 2023. The net income increased for the year ended December 31, 2024, due to an increase in revenue and efficiencies in operations, despite an increase in staff costs. This increase in staff costs is due to the hiring of additional development staff and sales and marketing personnel to increase the development of our base technology and increase our sales and account management respectively.

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

Selling and marketing expenses

Sales and marketing expenses for the year ended December 31, 2023, were $1,268,218, an increase of 22% over selling and marketing expenses of $1,039,713 for fiscal 2022. The increase in sales and marketing expenses over fiscal 2022 is due to an increase in sales and marketing staff to manage the anticipated growth in the Direct, Programmatic and Performance segments of our Ad tech business. Selling and marketing expenses consist primarily of sales staff salaries and benefits and publishing services and user acquisition costs incurred to acquire game players.

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

Our net cash provided by operations for the year ended December 31, 2024, was $1,305,230 compared to cash used in operations of ($823,640) in the prior year. This increase cash provided was due to the increase in revenue.

Additionally, our Adjusted Earnings Before Interest; Taxes; Depreciation and Amortization; stock awareness program; stock-based compensation and impairment of goodwill (“Adjusted EBITDA”) for the year ended December 31, 2024, amounted to an income of $1,134,503 compared to an Adjusted EBITDA loss of ($891,166) in the prior year.

Our Adjusted EBITDA is reconciled as follows:

	2024	2023	2022
Income (Loss) for the year	$353,140	$(2,012,056)	$(1,347,113)

Depreciation and amortization	244,179	558,740	557,267
Stock awareness program	-	74,112	36,191
Stock-based compensation	379,247	515,116	696,248
Gain on derivative liability – warrants	-	(51)	(23,314)
Interest and other income	(643)	(1,049)	(185)
Income tax expense (recovery)	158,580	(25,978)	(150,489)

Adjusted EBITDA	$1,134,503	$(891,166)	$(231,395)

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

B. Liquidity and capital resources

The Company generates cash from operations.

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

December 31, 2024, Compared to December 31, 2023

We had cash of $2,780,517 and working capital of $4,219,588 as at December 31, 2024. This compares to cash of $1,469,224 and working capital of $3,220,646 as at December 31, 2023.

During the year ended December 31, 2024, we provided cash of $1,305,230 in operating activities compared to providing cash of ($823,640) in the prior year.

Net cash used in financing activities was ($7,605) in the year ended December 31, 2024, which compares to cash used in financing activity of ($61,952) in fiscal 2023. During the year ended December 31, 2023, the Company repaid the CEBA loan of CAD$40,000 ($29,484). In addition, the payments on the operating lease for the Vancouver office decreased from ($31,951) in fiscal 2023 to ($7,605) in fiscal 2024. During the year ended December 31, 2024, the Vancouver office lease ended and was not renewed. The entire Canadian staff operate virtually from home and expect to continue accordingly.

Cash of $13,668 was provided by investing activities in fiscal 2024, compared to cash used of ($8,714) in the prior year. This increase in cash provided related to reduction of long-term cash deposit which was required for the office lease and the refund of security deposits relating to the Vancouver office lease.

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

The Company is continually developing its technology to improve operations and to offer a better service to our customers. The Company expenses all software technology development costs as incurred for the year ended December 31, 2024 and 2024. As at December 31, 2024 and 2023, all capitalized software development costs have been fully amortized, and the Company has no capitalized software development costs.

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

	TSX-V - KIDZ		OTC - KDOZF
Quarter Ended	High (1) CAD$	Low (1) CAD$	High (1) US$	Low (1) US$
December 31, 2024	$0.15	$0.10	$0.15	$0.03
September 30, 2024	$0.195	$0.125	$0.26	$0.02
June 30, 2024	$0.35	$0.15	$0.32	$0.02
March 31, 2024	$0.205	$0.10	$0.30	$0.05
December 31, 2023	$0.215	$0.13	$0.28	$0.02
September 30, 2023	$0.27	$0.185	$0.30	$0.14
June 30, 2023	$0.28	$0.20	$0.83	$0.13
March 31, 2023	$0.385	$0.20	$0.26	$0.04

1.	Prices as per Yahoo! TM Finance

The Equity Awards Plan

The Equity Awards Plan is a fixed 10% plan under which the Company may issue such number of security-based compensation (other than options) up to 10% of the issued and outstanding shares as of the date the Equity Awards Plan is implemented.

The plan is subject to the following limits (in addition to the 10% fixed cap) for so long as the Shares are listed and posted for trading on the TSXV: (i) not more than two (2%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be granted to any one Consultant in any 12 month period; (ii) unless the Company has obtained Disinterested Shareholder Approval, not more than five (5%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be issued to any one Person in any 12 month period; (iii) Investor Relations Service Providers shall not be eligible to receive any Awards; (iv) the aggregate number of Shares issuable to Insiders at any time under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Shares; (v) the aggregate number of Shares issuable to Insiders within any one (1) year period under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Share.

The Equity Awards Plan has been approved by the Toronto Venture Stock Exchange (“TSXV”) subject to affirmation by the Company’s Shareholders at the next Annual General Shareholder meeting. Grants under the plan may be awarded but not exercised until such affirmation is received.

E. Critical Accounting Estimates

The information provided in this Form 20-F, including the consolidated financial statements, is the responsibility of management. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. There is a full disclosure and description of the Company’s critical accounting policies, estimates, judgments, assumptions in the consolidated financial statements as at December 31, 2024 in notes 1 and 2.

Significant areas requiring the use of estimates include the collectability of accounts receivable, the valuation of stock-based compensation, the valuation of deferred tax assets and liabilities, and the useful lives of intangible assets. Actual results may differ significantly from these estimates.

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

We consider the following accounting policies to be both those most important to the portrayal of our financial condition and require the most subjective judgment:

- Revenue recognition;

- Software technology development;

- Impairment of long-lived assets

- Goodwill

F. Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements for the years ended December 31, 2024, 2023 and 2022.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers as at December 31, 2024, are as follows:

Name	Age	Position	Audit Committee	Governance Committee	Compensation Committee
T. M. Williams	84	Chairman
J. M. Williams	49	Chief Executive Officer		X
E. Ben Tora	54	President & General Manager EMEA
F. Curtis	60	Non-Executive Director	X*	X*	X
C. Kalborg	63	Non-Executive Director	X	X	X
M. David	59	Non-Executive Director	X		X*
H. W. Bromley	54	Chief Financial Officer
T. H. Williams	54	EVP Product & Technology

X* - Chairman of Committee

Tryon (Tarrnie) M. Williams – Chairman, Member of the Board of Directors

Mr. T. M. Williams served as President, Chief Executive Officer and Chairman from August 2001 until June 2011 and from June 2011 till May 2022, Mr T. M. Williams served as Executive Chairman. From May 2022, Mr. T. M. Williams has served as the Chairman of the Company. Since 1984, Mr. Williams has served as a principal of T.M. Williams (ROW), Ltd., a private consulting firm, and from 1993 until 2008, was Adjunct Professor, Sauder School of Business at the University of British Columbia. From 1988 to 1991, he was President and Chief Executive Officer of Distinctive Software, Inc. in Vancouver, BC, and, upon the acquisition of that company by Electronic Arts Inc., North America’s largest developer of entertainment software, he became President and Chief Executive Officer of Electronic Arts (Canada) Inc., where he continued until 1993. From 1995 to 2012, Mr. T. M. Williams was a director of YM Biosciences, Inc., a biotechnology company, until its acquisition by Gilead Sciences, Inc. In addition, he is a director of several other private corporations.

Jason Williams – Chief Executive Officer, Member of the Board of Directors

Mr. J.M. Williams has been a director since July 2007 and from June 2011 to March 2019, Mr. J. M. Williams served as the sole Chief Executive Officer of the Company. Since the acquisition of Kidoz Ltd. in 2019 until May 2022, he served as Co- Chief Executive Officer. From May 2022, has served the sole Chief Executive Officer of the Company. Prior to his employment with Kidoz Inc., he was a Analyst with RBC Dominion Securities. Mr. J. M. Williams has a Bachelor of Commerce degree from the University of Victoria and a Masters of Business Administration degree, specializing in strategic marketing, from the University of Warwick. In addition, Mr. J. M. Williams is a Non-Executive Director of Adventurebox Technology AB (pubL). Mr. J. M. Williams is the son of Mr. T. M. Williams, the Company’s Chairman.

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

Claes Kalborg – Non-Executive Director

Mr. C. Kalborg is a 20-year licensing veteran with experience from leading game companies such as Rovio (the makers of Angry Birds) and King.com (the makers of Candy Crush). Taking on the aptly named role of licensing guru, Mr. C. Kalborg has gathered close to 50 licensees and established a network of regional agents for Candy Crush around the world. Those agents include Striker Entertainment in the U.S. and Canada; Tycoon Enterprises in Latin America (except Argentina and Brazil); Tycoon 360 in Brazil; IMC in Argentina; Mediogen in Israel; Sinerji in Turkey; Pacific Licensing Studio in Southeast Asia; Wild Pumpkin Licensing in Australia and New Zealand; PPW in greater China; and Voozclub in Korea. Mr. C. Kalborg brings a wealth of experience and a deep network in licensing and technology to Kidoz Inc. In addition, Mr. C. Kalborg is a Non-Executive Director of Fragbite, LL Games, and Adventurebox Technology AB (pubL) and he is a partner in Swiss based Non Violence S.A owning the IP rights for the globally renowned symbol “The Knotted Gun” and a board member and partner in CF Entertainment holding global rights for the Crazy Frog.

Moshe David – Non-Executive Director

Mr. M. David is an Investor, Executive, Board Director and Chairman. Currently serves as CEO of RAFT Technologies and Board member at Omnisys, Mappo, Technoso and Chairman at Dairycs. During 2022 and early 2023, Mr. David served as Investor and Resident Executive in Entree Capital and as Active Chairman at Wisesight, and as Board member and Advisor at Sweetch, Bria.ai and Swapp. Until early 2022 served as Chief Executive Officer at TIBA, a global leader in Parking revenue systems where he has quadrupled its revenue and became a global market leader. Prior to TIBA, Mr. David founded several companies and served as an Executive and Board member in several more, including NlightU, OzVision and TvPoint. Mr. David also served as deputy CEO managing Ness Technologies and as President of North America in Amdocs Inc., in both roles managing businesses of hundreds of millions of USD$ and thousands of employees around the globe. Mr. David started his career in the Israeli Airforce. He has a BA in Economics and Computer Science from Bar Ilan University in Israel, and an MBA Cum Laude from Boston University.

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

Mr. T. H. Williams is EVP Product & Technology, where he leads technology and product development. A highly experienced, creative leader who has dedicated his career to building products on the forefront of technology. Mr. T. H. Williams has led development on a wide variety of platform launches, new devices, and innovative business models, and has helped build and operate multiple successful studios and teams, including Electronic Arts Inc. in Vancouver, Canada and Los Angeles, United States; Relic Entertainment Inc.; Roadhouse Interactive Ltd.; and MixCast Studios Inc. He is passionate about his teams, loves solving hard problems, and has produced over $2 billion in retail product sales across his career. Mr. T. H. Williams is the son of Mr. T. M. Williams, the Company’s Chairman.

B. Compensation

		Annual Compensation			Long-term Compensation
		Fees	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options granted	All Other Compensation
Name and Principal Position	Year	$	$	$	$	(#)	$
T.M. Williams -	2024	161,590	-	-	-	168,750	-
Chairman (1)	2023	159,089	-	-	-	50,000	-
	2022	168,734	-	-	-	150,000	-
J. M. Williams	2024	221,336	-	-	-	168,750	-
CEO (2)	2023	220,962	-	-	-	50,000	-
	2022	208,184	-	-	-	150,000	-
E. Ben Tora	2024	233,782	-	-	-	25,000	-
President & General (3)	2023	227,779	-	-	-	50,000	-
Manager EMEA (3)	2022	216,957	-	-	-	50,000	-
H. W. Bromley	2024	203,810	-	-	-	168,750	-
CFO (4)	2023	200,277	-	-	-	50,000	-
	2022	196,064	-	-	-	150,000	-
T. H. Williams	2024	180,725	-	-	-	100,000	-
VP Product (5)	2023	178,341	-	-	-	50,000	-
	2022	182,556	-	-	-	150,000	-

(1)	All of the compensation paid to the Named Executive Officer is paid to T.M. Williams (ROW), Ltd. for the services of Mr. T. M. Williams.

(2)	During the year ended December 31, 2022, Mr. J. M. Williams became an employee of Shoal Media (Canada) Inc., a wholly owned subsidiary of Kidoz Inc.

(3)	All of the compensation paid to the Named Executive Officer is paid to Mr. E. Ben Tora as an employee of Kidoz Ltd.

(4)	All of the compensation paid to the Named Executive Officer is paid to Bromley Accounting Services Ltd. for the services of Mr. H. W. Bromley.

(5)	All of the compensation paid to the Named Executive Officer is paid to Farcast Operations Inc. Ltd. for the services of Mr. T. H. Williams.

Management Services Agreement

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Inc.	T. M. Williams	Chairman		$164,800
Bromley Accounting Services Ltd.	H. W. Bromley	CFO	CAD$	221,450
Farcast Operations Inc.	T. H. Williams	VP Product	CAD$	247,200

Compensation of Non-Executive Directors

The Non-Executive Directors receive a cash compensation for their services as members of the Board of Directors based on a compensation per meeting. During the year ended December 31, 2024, the Non-Executive Directors collectively received compensation of $8,510 (Fiscal 2023 - $7,505). The Executive directors currently do not receive cash compensation for their services as members of the Board of Directors. In addition, both the Non-Executive and the Executive Directors are reimbursed for expenses in connection with attendance at Board of Directors meetings and specific business meetings. Directors are eligible to participate in our stock option plans. Option grants to directors are at the discretion of the Board of Directors acting upon the recommendation of the Compensation committee.

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

D. Employees

As of December 31, 2024, we had 49 employees, consultants, and independent contractors throughout the world including twenty six full-time employees in Canada, Israel and the United Kingdom. Since 2006 it has been, and continues to be, the Company’s objective to control its costs by retaining consultants, as needed, to provide special expertise in developing internal strategic, marketing, accounting, and technical services. None of our employees or consultants are represented by a labor union, and we believe that our relationship with our employees and consultants is good.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of April 24, 2025, by:

-	each person known by us to beneficially own 5% or more of our outstanding common stock;
-	each of our directors;
-	each of the Named Executive Officers; and
-	all of our directors and Named Executive Officers as a group.

In general, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or debentures held by that person that are currently exercisable or convertible or exercisable or convertible within 60 days of April 24, 2025, are deemed outstanding.

Percentage of beneficial ownership is based upon 131,304,499 shares of common stock outstanding at April 24, 2025. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class
T. M. Williams (Canada)	17,081,566	(1)	12.06%

J. M. Williams (United Kingdom)	1,426,950	(2)	1.01%

E. Ben Tora (Israel)	5,789,965	(3)	4.09%

F. Curtis (Anguilla)	518,750	(4)	0.40%

C. Kalborg (Sweden)	431,250	(5)	0.33%

M. David (Israel)	1,407,991	(6)	0.99%

H. W. Bromley (Canada)	893,750	(7)	0.63%

T. H. Williams (Canada)	1,226,080	(8)	0.87%

All directors and Named Executive Officers as a group (8 persons)	28,776,302		20.38%

Pendinas Limited (Isle of Man)	27,928,392	(9)	19.71%

Wydler Global Equity Fund (Switzerland)	12,200,000	(10)	8.61%

Ordan Enterprises Ltd. (Israel)	8,670,808	(11)	6.12%

Norma Investment Ltd. (Cypress)	7,700,752	(12)	5.44%

(1)	Includes 16,562,816 shares held directly by Mr. T. M. Williams and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share.

(2)	Includes, 908,200 shares held directly by Mr. J. M. 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share.

(3)	Includes 5,214,965 shares held directly by Mr. E. Ben Tora and 350,000 shares of common stock that may be issued upon the exercise of 350,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 100,000 shares of common stock that may be issued upon the exercise of 100,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 25,000 shares of common stock that may be issued upon the exercise of 25,000 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share.

(4)	Includes 50,000 shares held directly by Ms. F. Curtis and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share.

(5)	Includes 100,000 shares of common stock that may be issued upon the exercise of 100,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 231,250 shares of common stock that may be issued upon the exercise of 231,250 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share..

(6)	Includes 543,379 shares held indirectly by Mr. M. David and 339,612 shares indirectly by a Company owned by Mr. M. David and 300,000 shares of common stock that may be issued upon the exercise of 300,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 100,000 shares of common stock that may be issued upon the exercise of 100,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 25,000 shares of common stock that may be issued upon the exercise of 25,000 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share.

(7)	Includes, 375,000 shares held directly by Mr. H. W. Bromley and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share.

(8)	Includes, 676,080 shares held directly by Mr. T. H. Williams and 150,000 shares of common stock that may be issued upon the exercise of 150,000 stock purchase options with an exercise price of CAD$0.45 (approximately US$0.33) per share and 200,000 shares of common stock that may be issued upon the exercise of 200,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$1.02 (approximately US$0.81) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 100,000 shares of common stock that may be issued upon the exercise of 100,000 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share..

(9)	Includes 27,928,392 shares held directly by Pendinas Ltd., a company wholly owned by Mr. G. R. Williams. Mr. G. R. Williams is not related to Mr. T. M. Williams, Mr. J. M. Williams nor Mr. T. H. Williams.

(10)	Includes 12,200,000 shares held directly by Wydler Global Equity Fund.

(11)	Includes 8,670,807 shares held directly by Ordan Enterprises Ltd.

(12)	Includes 7,700,752 shares held directly by Norma Investment Limited.

B. Related Party Transactions

As at and for the year ended December 31, 2024, the Company has the following related party transactions:

	2024	2023	2022
Directors fees	$8,510	$7,505	$8,970
Salaries, wages, consultants and benefits	535,692	667,229	659,558
Selling and marketing	142,413	70,439	126,920
Stock-based compensation	144,552	188,961	276,207
Software technology development	323,138	248,780	246,016
Closing balance for the year	$1,154,305	$1,182,914	$1,317,671

The Company has liabilities of $66,181 (2023 - $79,852) as at December 31, 2024, to current directors, officers and companies owned by the current directors and officers of the Company for employment, director and consulting fees.

During the year ended December 31, 2024, the Company granted 1,056,250 options with an exercise price of CAD$0.20 ($0.14) to current directors and officers of the Company.

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

Legal Proceedings

We are not currently a party to any legal proceedings and were not a party to any other legal proceeding, during the fiscal year ended December 31, 2024. We are currently not aware of any legal proceedings proposed to be initiated against us. However, from time-to-time, we may become subject to claims and litigation generally associated with any business venture.

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

Exhibit 1.2 contains the Certificate of Continuance into Canada.

C. Material Contracts

The Company has Management Services Agreements with its Chairman and Chief Financial Officer and are included as Exhibits 10.37 to 10.39.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital, or which affect the remittance of dividends, interest, or other payments to non-resident holders of the Company’s common shares.

E. Taxation

Effective January 1, 2023, continued out of Anguilla and into Canada and became a Canadian taxpayer.

The following subsidiaries are taxable:

-	Kidoz Ltd. This is an Israeli Company. The regular Israeli corporate tax rate is 23%. During the year ended December 31, 2023, our Israeli subsidiary was officially recognized as a Preferred Technology Enterprise in Israel, a prestigious status that comes with extensive tax relief benefits as provided by law including a tax rate of 12% and commencing from the fiscal 2022 tax year and thereafter.

-	Shoal Media (Canada) Inc. This is an Canadian Company. The Canadian corporate tax is 23%

-	Shoal Media UK Ltd. This is a United Kingdom Company. The United Kingdom corporate tax rate is 19%

-	The remaining subsidiaries are not profitable and therefore have an assessed taxation loss.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We held our Annual Meeting of Stockholders in Anguilla on November 21, 2024. The Annual Meeting was for the purposes of electing to set the number of directors to be 6; electing our directors; and to ratify the appointment of Davidson & Company LLP, Chartered Professional Accountants, as our independent auditors for the 2024 fiscal year; to ratify the Company’s new 10% “rolling” stock option plan; and for any other regular business. The Company issued a schedule 14A proxy statement to the shareholders on October 2, 2024.

All nominees for directors were elected; the appointment of auditors was ratified; and the new 2024 Rolling Stock Option plan thereto was ratified. The voting on each matter is set forth below:

(a) Elected to set the number of directors to be 6.

For	Against	Not Voted
59,426,256	1,652,638	Nil

(b) Elected the following persons to serve as directors until the next annual meeting or until their successors are duly qualified:

T. M. Williams

J. M. Williams

E. Ben Tora

F. Curtis (Non-Executive Director)

C. Kalborg (Non-Executive Director)

M. David (Non-Executive Director)

Election of the Directors of the Company.

NOMINEE	FOR	WITHHOLD	NOT VOTED
Mr. T. M. Williams	58,833,583	1,475,724	769,587
Mr. J. M. Williams	58,833,583	1,475,724	769,587
Mr. E. Ben Tora	58,833,583	1,475,724	769,587
Ms. F. Curtis	58,811,645	1,497,662	769,587
Mr. C. Kalborg	58,833,583	1,475,724	769,587
Mr. M. David	58,833,583	1,475,724	769,587

(c) Approved the selection of Davidson & Company LLP, Chartered Professional Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2024.

FOR	WITHHOLD	NOT VOTED
60,435,056	643,838	nil

(d) The ratification of the existing 2015, 10% Rolling Stock Option plan, as amended by inclusion of an Israeli Taxpayers Appendix thereto, as more particularly set out in Schedule B to the Proxy Statement was approved.

FOR	AGAINST	NOT VOTED
58,796,773	1,512,534	769,587

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

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Stock Option Plans

In the year ended December 31, 2015, the 1999, 2001 and 2005 Stock Option Plans were discontinued and replaced with the 2015 Stock Option Plan. During the year ended December 31, 2024, a new 10% “rolling” stock option plan (the “2024 Stock Option Plan”) that complies with the updated TSX Policy 4.4 was approved by the TSX-V, the Board of Directors and the Company’s shareholders. The 2024 Stock Option Plan will replace 2015 Stock Option Plan. Options granted under the 2015 Stock Option Plan will continue to be governed by the 2015 Stock Option Plan. The 2015 Stock Option plan will continue to exist until the stock options granted under the 2015 Stock Option are exercised, cancelled or expire. All new stock option grants will be made under the 2024 Stock Option Plan.

Our Board of Directors administers the 2015 and 2024 Stock Option Plan. Our Board is authorized to construe and interpret the provisions of the Stock Option Plans, to select employees, directors, and consultants to whom options will be granted, to determine the terms and conditions of options and, with the consent of the grantee, to amend the terms of any outstanding options. The 2015 and 2024 Stock Option Plan provides for the granting of stock options to the employees, directors, advisors, and consultants of the Corporation to encourage proprietary interest in the Corporation, to encourage such employees to remain in the employ of the Corporation or such directors, advisors and consultants to remain in the service of the Corporation, and to attract new employees, directors, advisors and consultants with outstanding qualifications.

Our Board determines the terms and provisions of each option granted under the Stock Option Plans, including the exercise price, vesting schedule, repurchase provisions, rights of first refusal and form of payment. The Plans shall not exceed 10% of the number of Shares of the Company issued and outstanding as of each Award Date, inclusive of all Shares presently reserved for issuance pursuant to previously granted stock options, unless shareholder approval is obtained in advance. The Exercise Price shall be that price per Share, as determined by the Board in its sole discretion, and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, provided that it shall not be less than the closing price of the Company’s Shares traded through the facilities of the Exchange on the day preceding the Award Date, less any discount permitted by the Exchange, or such other price as may be required or permitted by the Exchange. The 2024 Plan sets the minimum exercise price per Common Share shall not be less than the “Discounted Market Price” (as defined in TSX-V Policy 1.1 – Interpretations) allowed by the TSX-V.

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

During the year ended December 31, 2024, 2,318,750 options were granted to employees and consultants with an exercise price of CAD$0.20 ($0.14) where 2% vests per month. 1,056,250 options of these options were granted to directors and officers of the Company.

During the year ended December 31, 2024, 25,000 options were cancelled. Subsequent to the year ended December 31, 2024, 65,000 options were cancelled.

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

The Equity Awards Plan

Subsequent to the year ended December 31, 2024 the Company initiated The Equity Awards Plan to complement the 2024 Stock Option Plan as an integral part of the Companies overall compensation plan.

The Equity Awards Plan is a fixed 10% plan under which the Company may issue such number of security-based compensation (other than options) up to 10% of the issued and outstanding shares as of the date the Equity Awards Plan is implemented.

The plan is subject to the following limits (in addition to the 10% fixed cap) for so long as the Shares are listed and posted for trading on the TSXV: (i) not more than two (2%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be granted to any one Consultant in any 12 month period; (ii) unless the Company has obtained Disinterested Shareholder Approval, not more than five (5%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be issued to any one Person in any 12 month period; (iii) Investor Relations Service Providers shall not be eligible to receive any Awards; (iv) the aggregate number of Shares issuable to Insiders at any time under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Shares; (v) the aggregate number of Shares issuable to Insiders within any one (1) year period under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Share.

The Equity Awards Plan has been approved by the Toronto Venture Stock Exchange (“TSXV”) subject to affirmation by the Company’s Shareholders at the next Annual General Shareholder meeting. Grants under the plan may be awarded but not exercised until such affirmation is received.

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

Our management evaluated of the effectiveness of the Company’s design and operation of its disclosure controls and procedures as defined in Exchange Act Rule 13a-15(f), based on the framework set forth in the Internal Control—Integrated Framework (1992) issued by the by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, we believe that, as of December 31, 2024, the Company’s internal control over financial reporting is effective under the COSO framework.

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

(d) Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Fiona Curtis, who is the chairman of our Audit Committee and Moshe David, both independent directors, who meets the definition of an audit committee financial expert, as defined in Item 407 of Regulation S-K and are considered to be independent under the applicable regulations.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the year ended December 31, 2024, the Company incurred fees of $108,514 (2023 - $105,104) from the principal accountant during fiscal 2024 - Davidson & Company LLP, $108,514 of these fees related to audit fees (2023 - $105,104).

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the registrant’s securities by directors, officers, consultants and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. The Company’s insider trading policy is included as Exhibit 11.1 to this Annual Report.

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

During the year ended December 31, 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business — Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

PART III

ITEM 17: FINANCIAL STATEMENTS

Not Applicable.

ITEM 18: FINANCIAL STATEMENTS

Our Financial Statements are included in pages F-1.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

EXHIBIT LIST

The following instruments are included as exhibits to this Report. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description
1.1	Kidoz Inc. Bylaws in accordance with Canada Business Corporations Act (a)
1.2	Kidoz Inc. Certificate of Continuance issued by Canada Business Corporations Act (a)
1.3	Kidoz Inc. Articles of Continuance filed with Canada Business Corporations Act (a)
4.4	Convertible Debenture between the Company and unrelated parties dated July 2, 2002. (c)
4.5	Common Stock Purchase Warrant between the Company and unrelated parties dated July 2, 2002. (c)
10.2	Asset Purchase Agreement by and between Bingo, Inc. and Progressive Lumber, Corp. dated January 18, 1999. (b)
10.24	Amended Consulting Agreement dated February 28, 2002, between the Company, T.M. Williams (Row), Ltd., and T.M. Williams. (d)
10.32	Code of Business Conduct and Ethics dated December 22, 2006. (e)
10.33	Amended Consulting Agreement dated June 16, 2010, between the Company, T.M. Williams (Row), Ltd., and T.M. Williams. (f)
10.37	Amended Consulting Agreement dated August 1, 2013, between the Company, T.M. Williams (Row), Ltd., and T.M. Williams. (g)
10.38	Consulting Agreement dated January 1, 2014, between the Company, Jayska Consulting Ltd., and J.M. Williams. (g)
10.39	Consulting Agreement dated January 1, 2014, between the Company, LVA Media Inc., and J.M. Williams. (g)
10.41	Consulting Agreement dated January 1, 2014, between the Company, Bromley Accounting Services Limited, and H. W. Bromley. (g)
10.42	Share Purchase Agreement for the purchase of Kidoz Ltd. (h)
8	List of Subsidiaries of the Registrant
11.1	Kidoz Inc. Insider Trading Compliance Policy
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
13.2	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
101. INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Presentation Linkbase Document
104*	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

(a)	Previously filed with the Company’s report on Form 8-K on January 4, 2023.
(b)	Previously filed with the Registrant’s registration statement on Form 10 on June 9, 1999.
(c)	Previously filed with the Company’s quarterly report on Form 10-Q for the period ended September 30, 2002, on November 14, 2002.
(d)	Previously filed with the Company’s quarterly report on Form 10-Q for the period ended September 30, 2002, on August 14, 2002.
(e)	Previously filed with the Company’s report on Form 8-K on December 26, 2006.
(f)	Previously filed with the Company’s report on Form 8-K on June 17, 2010.
(g)	Previously filed with the Company’s report on Form 8-K on March 24, 2014.
(h)	Previously filed with the Company’s report on Form 8-K on March 12, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KIDOZ INC.

By:	/s/ J. M. Williams
J. M. Williams
Chief Executive Officer

By:	/s/ H. W. Bromley
H. W. Bromley
Chief Financial Officer

Date:	April 24, 2025

F1 – FINANCIAL STATEMENTS

Kidoz Inc. and subsidiaries

Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Kidoz Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kidoz Inc. (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive (loss) income, stockholders’ equity, and cash flows for the years ended December 31, 2024, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Evaluation of Intangible Assets and Goodwill Impairment Analysis

As described in Notes 6 and 7 to the consolidated financial statements, the carrying amount of the Company’s sole reporting unit, consisting of intangible assets, and goodwill, was $3,670,323 as at December 31, 2024 and is a significant portion (31%) of the Company’s total assets. As discussed in notes 2(l), 2(m) and 2(n) to the consolidated financial statements, the Company performs impairment testing on an annual basis or whenever events or changes in circumstances indicate that the carrying value of a reporting unit may exceed its recoverable amount. During the year ended December 31, 2024, the Company determined that no impairment was necessary.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures include, among others:

●	Evaluating projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) by comparing historical EBITDA forecasts to current and history performance current industry, market and economic trends;
●	Involving our valuation specialists to assist in testing certain significant assumptions described above, such as discount rates and long-term growth rates;
●	Performing sensitivity analyses on significant assumptions to evaluate the changes in fair value that would result from changes in these assumptions; and
●	Assessing the adequacy of the associated disclosures in the financial statements.

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
April 24, 2025

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Balance Sheets

As at December 31,	2024	2023
Assets
Current assets:
Cash	$2,780,517	$1,469,224
Accounts receivable, less allowance for doubtful accounts $220,733 (2023 - $106,839) (Note 3)	5,181,211	6,261,305
Prepaid expenses (Note 4)	65,404	102,895
Total Current Assets	8,027,132	7,833,424

Equipment (Note 5)	25,803	29,234
Goodwill (Note 7)	3,301,439	3,301,439
Intangible assets (Note 6)	368,884	601,719
Long term cash equivalent	7,553	23,847
Operating lease right-of-use assets (Note 13)	-	6,781
Security deposit	3,422	10,636

Total Assets	$11,734,233	$11,807,080

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,779,710	$3,834,082
Accrued liabilities	961,653	691,239
Accounts payable and accrued liabilities - related party (Note 14)	66,181	79,852
Operating lease liabilities – current portion (Note 13)	-	7,605
Total Current Liabilities	3,807,544	4,612,778

Total Liabilities	3,807,544	4,612,778

Commitments (Note 11)

Stockholders’ Equity (Note 9):
Common stock, no par value, unlimited shares authorized, 131,304,499 shares issued and outstanding (December 31, 2023 - 131,304,499)	51,546,940	51,167,693
Accumulated deficit	(43,644,831)	(43,997,971)
Accumulated other comprehensive income:
Foreign currency translation adjustment	24,580	24,580
Total Stockholders’ Equity	7,926,689	7,194,302

Total Liabilities and Stockholders’ Equity	$11,734,233	$11,807,080

See accompanying notes to consolidated financial statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Statements of Operations and Comprehensive (Loss) Income

Years ended December 31,	2024	2023	2022

Revenue:	$14,004,527	$13,326,824	$15,097,056

Cost of sales:	6,426,973	8,392,767	9,973,211

Gross profit	7,577,554	4,934,057	5,123,845

Operating expenses:
Amortization and expiration of operating lease right-of-use assets (Note 13)	6,781	29,748	28,935
Depreciation and amortization (Notes 5 and 6)	244,179	558,740	557,267
Directors fees	8,510	7,505	8,970
General and administrative (Note 16)	689,407	673,654	760,936
Loss on disposal of equipment	1,927	-	-
Provision for doubtful debts	114,480	84,952	-
Salaries, wages, consultants and benefits	622,394	705,830	751,811
Selling and marketing	1,465,833	1,268,218	1,039,713
Stock awareness program (Note 17)	-	146,300	161,332
Stock-based compensation (Note 9)	379,247	515,116	696,248
Software technology development (Note 8)	3,445,018	2,999,079	2,496,877
Total operating expenses	6,977,776	6,989,142	6,502,089

Income (Loss) before other income (expense) and income taxes	599,778	(2,055,085)	(1,378,244)

Other income (expense):
Foreign exchange (loss) gain	(88,701)	1,139	(142,857)
Gain on derivative liability – warrants (Note 9(c))	-	51	23,314
Interest and other income	643	1,049	185
Gain on settlement of debt	-	14,812	-

Net income (loss) before income taxes	511,720	(2,038,034)	(1,497,602)

Provision for income taxes (Note 12)	(158,580)	25,978	(60,010)
Deferred taxation recovery (Note 12)	-	-	210,499

Net income (loss) and comprehensive income (loss)	$353,140	$(2,012,056)	$(1,347,113)

Basic and diluted income (loss) per common share (Note 2)	$0.00	$(0.02)	$(0.01)

Weighted average common shares outstanding, basic (Note 2)	131,304,499	131,305,254	131,481,983
Weighted average common shares outstanding, diluted (Note 2)	131,304,499	131,305,254	131,481,983

See accompanying notes to consolidated financial statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2024, 2023 and 2022

	Common stock				Accumulated Other Comprehensive income
	Shares	Amount	Treasury shares	Accumulated deficit	Foreign currency translation adjustment	Total Stockholders’ Equity
Balance, December 31, 2021	131,424,989	$49,964,919	$-	($40,638,802)	$24,580	$9,350,697

Shares issued	156,510	79,705	-	-	-	79,705

Repurchase of common shares	(233,500)	(75,985)	(11,793)	-	-	(87,778)

Stock-based compensation	-	696,248	-	-	-	696,248

Net loss	-	-	-	(1,347,113)	-	(1,347,113)
Balance, December 31, 2022	131,347,999	$50,664,887	($11,793)	($41,985,915)	$24,580	$8,691,759

Repurchase of common shares	(43,500)	(12,310)	11,793	-	-	(517)

Stock-based compensation	-	515,116	-	-	-	515,116

Net loss	-	-	-	(2,012,056)	-	(2,012,056)
Balance, December 31, 2023	131,304,499	$51,167,693	$-	($43,997,971)	$24,580	$7,194,302

Stock-based compensation	-	379,247	-	-	-	379,247

Net income (loss)	-	-	-	353,140	-	353,140
Balance, December 31, 2024	131,304,499	$51,546,940	$-	($43,644,831)	$24,580	$7,926,689

See accompanying notes to consolidated financial statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Statements of Cash Flows

Years ended December 31,	2024	2023	2022
Cash flows from operating activities:
Net income (loss)	$353,140	$(2,012,056)	$(1,347,113)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	244,179	558,740	557,267
Amortization and expiration of operating lease right-of-use assets	6,781	29,748	28,935
Gain on derivative liability – warrants	-	(51)	(23,314)
Gain on settlement of debt	-	(14,812)	-
Provision for doubtful debts	114,480	84,952	-
Loss on disposal of equipment	1,927	-	-
Deferred income tax expense	-	-	(210,499)
Stock-based compensation	379,247	515,116	696,248
Unrealized foreign exchange (income) loss	-	(1,407)	(1,052)

Changes in operating assets and liabilities:
Accounts receivable	965,614	1,054,025	(772,418)
Prepaid expenses	37,491	(31,647)	34,220
Accounts payable and accrued liabilities	(797,629)	(1,006,248)	1,471,471
Net cash provided by (used in) operating activities	1,305,230	(823,640)	433,745

Cash flows from investing activities:
Acquisition of equipment	(9,840)	(8,714)	(22,806)
Long-term cash equivalent	16,294	-	-
Security deposits	7,214	-	(3,727)
Net cash provided by (used in) investing activities	13,668	(8,714)	(26,533)

Cash flows from financing activities:
Repayment of Government CEBA loan	-	(29,484)	-
Payments for repurchase of common shares	-	(517)	(87,778)
Payments on operating lease liabilities	(7,605)	(31,951)	(34,511)
Net cash (used in) provided by financing activities	(7,605)	(61,952)	(122,289)

Change in cash	1,311,293	(894,306)	284,923

Cash, beginning of year	1,469,224	2,363,530	2,078,607
Cash, end of year	$2,780,517	$1,469,224	$2,363,530

Supplementary information:
Interest paid	$-	$-	$-
Income taxes paid (recovery)	$32,829	$3,697	$3,129
Non-cash transaction
Shares issued to settle accounts payable and accrued liabilities	$-	$-	$79,705

See accompanying notes to consolidated financial statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

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

Effective January 1, 2024, Kidoz Inc. continued out of the jurisdiction of the Anguillian Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act (“CBCA”).

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

During the year ended December 31, 2022, Coral Reef Marketing Inc. merged with Kidoz Inc. and Kidoz Inc. is the surviving entity.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

2. Summary of significant accounting policies: (Continued)

(a) Basis of presentation: (Continued)

During the year ended December 31, 2023, Shoal Games (UK) Plc was discontinued.

During the year ended December 31, 2024, Rooplay Media Kenya Limited was discontinued.

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

We derive substantially all of our revenue from the sale of Ad tech advertising revenue. The content revenue is less than 10% of the total revenue.

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

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

2. Summary of significant accounting policies: (Continued)

  (c) Revenue recognition: (Continued)

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

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

2. Summary of significant accounting policies: (Continued)

  (c) Revenue recognition: (Continued)

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

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

2. Summary of significant accounting policies: (Continued)

  (c) Revenue recognition: (Continued)

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

(d) Foreign currency:

The consolidated financial statements are presented in United States dollars, the functional currency of the Company and its subsidiaries. The Company accounts for foreign currency transactions and translation of foreign currency financial statements under ASC 830, Foreign Currency Matters. Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non-monetary assets and liabilities are translated at the exchange rate on the original transaction date.

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

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

2. Summary of significant accounting policies: (Continued)

  (f) Accounts receivable:

Trade and other accounts receivable are reported at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable includes receivables from online platforms and trade receivables from customers. The Company estimates doubtful accounts on an item-by-item basis and includes over-aged accounts as part of allowance for doubtful accounts, which are generally ones that are greater than ninety-days overdue. Bad debt expense, for the year ended December 31, 2024 was $114,480 (2023 - $84,952 and 2022 - $nil). (Note 3)

  (g) Equipment:

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

(h) Software Technology Development Costs:

The Company expenses all software technology development costs as incurred for the year ended December 31, 2024, 2023 and 2022. As at December 31, 2024 and 2023, all capitalized software technology development costs have been fully amortized and the Company has no capitalized software technology development costs.

Total software technology development costs were $19,500,575 as at December 31, 2024 (2023 - $16,055,557 and 2022 - $13,056,478) (Note 8).

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

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

2. Summary of significant accounting policies: (Continued)

  (j) Stock-based compensation: (Continued)

The fair value of each option grant has been estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2024	2023	2022
Expected dividend yield	-	-	-
Volatility	154.42%	118.91%	90.20%
Risk-free interest rate	3.53%	3.69%	1.57%
Expected life of options	5 years	5 years	5 years
Forfeiture rate	5%	5%	5%

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

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

2. Summary of significant accounting policies: (Continued)

  (m) Intangible assets:

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

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

2. Summary of significant accounting policies: (Continued)

  (n) Goodwill: (Continued)

During the year ended December 31, 2024 and 2023, there was no impairment of goodwill.

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

Options and warrants will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the options and warrants. In periods where losses are reported, the weighted average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. A total of 10,359,750 (2023 - 8,066,000 and 2022 – 8,859,000) stock options and warrants were excluded as at December 31, 2024.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

2. Summary of significant accounting policies: (Continued)

  (p) Net income (loss) per share: (Continued)

The income (loss) per share data for the year ended December 31, 2024 and 2023 are summarized as follows:

	2024	2023	2022
Income (Loss) for the year	$353,140	$(2,012,056)	$(1,347,113)

Basic and diluted weighted average number of common shares outstanding	131,304,499	131,305,254	131,481,983

Basic and diluted income (loss) per common share outstanding	$0.00	$(0.02)	$(0.01)

(q) New accounting pronouncements and changes in accounting policies:

In November 2023, the Financial Standards Board issued ASU 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that segment expenses deemed significant to the chief operating decision maker (CODM) typically incorporated in measuring profit or loss of the segment should be disclosed. The guidance also requires that the difference between segment revenues and these significant segment expenses is disclosed. Any annually disclosed segment information is now required to be reported in interim periods as well. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, which means that it was effective for our annual reporting for the fiscal year ending December 31, 2024. The adoption of this ASU affects only our disclosures, with no impact to our financial condition and results of operation. See Note 15 - Segmented information:

On December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The new standard requires entities to disclose additional information about certain expenses, such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, as well as selling expenses included in commonly presented expense captions on the income statement. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

2. Summary of significant accounting policies: (Continued)

  (q) New accounting pronouncements and changes in accounting policies: (Continued)

December 15, 2027. Companies have the option to apply this guidance either on a retrospective or prospective basis, and early adoption is permitted. The company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements and related disclosures.

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

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

2. Summary of significant accounting policies: (Continued)

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

The fair value of accounts receivable, accounts payable, accrued liabilities, and accounts payable, and accrued liabilities - related party approximate their financial statement carrying amounts due to the short-term maturities of these instruments and are therefore carried at their historical cost basis.

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

3. Accounts Receivable:

The accounts receivable as at December 31, 2024, is summarized as follows:

	2024	2023
Accounts receivable	$5,401,944	$6,368,144

Provision for doubtful accounts	(220,733)	(106,839)

Net accounts receivable	$5,181,211	$6,261,305

The Company has a doubtful debt provision of $220,733 (2023 - $106,839) for existing accounts receivable.

4. Prepaid expenses:

The Company has other prepaid expenses of $65,404 (2023 - $102,895) including leasehold improvements of $nil (2023 - $1,604), which is recognized as prepaid rent for the year ended December 31, 2024.

5. Equipment:

2024	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$180,503	$157,811	$22,692
Furniture and fixtures	6,750	3,639	3,111
	$187,253	$161,450	$25,803

2023	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$184,487	$160,219	$24,268
Furniture and fixtures	16,517	11,551	4,966
	$201,004	$171,770	$29,234

Depreciation expense was $11,344 (2023 - $13,002 and 2022 - $9,807) for the year ended December 31, 2024.

6. Intangible assets:

2024	Cost	Accumulated amortization	Net book Value

Ad tech technology	$1,877,415	$1,877,415	$-
Customer relationship	1,362,035	993,151	368,884
	$3,239,450	$2,870,566	$368,884

2023	Cost	Accumulated amortization	Net book Value

Ad tech technology	$1,877,415	$1,814,835	$62,580
Customer relationship	1,362,035	822,896	538,139
	$3,239,450	$2,637,731	$601,719

Amortization expense was $232,835 (2023 - $545,738 and 2022 - $547,460) for the year ended December 31, 2024.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

7. Goodwill:

The Company has a goodwill balance of $3,301,439 for year ended December 31, 2024 and 2023 from the acquisition of Kidoz Ltd.

The Company’s annual goodwill impairment analysis performed during the fourth quarter of fiscal 2024 and 2023 included a quantitative analysis of the Kidoz Ltd. reporting unit (consisting of intangible assets (Note 6), and goodwill). The reporting unit has a carrying amount of $3,670,323 (2023 - $3,903,158) as at December 31, 2024. The Company performed a discounted cash flow analysis for the reporting unit. These discounted cash flow models included management assumptions for expected sales growth, margin expansion, operational leverage, capital expenditures, and overall operational forecasts. The Company classified these significant inputs and assumptions as Level 3 fair value measurements. Based on the annual impairment test described above there was no additional impairment determined for fiscal 2024 or fiscal 2023.

8. Software technology development costs:

The Company develops software technology for our business. This software technology includes the continued development of the KIDOZ Safe Ad Network, the KIDOZ Kid-Mode Operating System, and the KIDOZ publisher SDK.

During the years ended December 31, 2024, 2023 and 2022, the Company has expensed the development costs of all products as incurred and has expensed the following development costs.

	2024	2023	2022
Opening total software technology development costs	$16,055,557	$13,056,478	$10,559,601

Software technology development during the year	3,445,018	2,999,079	2,496,877
Closing total software technology development costs	$19,500,575	$16,055,557	$13,056,478

9. Stockholders’ Equity:

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

  (a) Common stock issuances:

Fiscal 2024 and 2023

There were no common stock issuances for the year ended December 31, 2024 and 2023.

Fiscal 2022

During the year ended December 31, 2022, the Company engaged with Agora Internet Relations Corp. for an online marketing campaign on the AGORACOM platform. The agreement was for 12 months for a fee of $79,705 (CAD$100,000) payable in shares of the Company. During the year ended December 31, 2022, the Company issued 156,510 shares in settlement of its obligation under the contract.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

9. Stockholders’ Equity: (Continued)

(b)	Normal Course Issuer Bid:

During the year ended December 31, 2022, the Company filed a Notice of Intention to Make a Normal Course Issuer Bid (the “Notice of Intention”) with the TSX Venture Exchange (“TSX-V”) on September 15, 2022. Upon receiving approval from the TSX-V, effective September 16, 2022, the Company commenced a normal course issuer bid (“NCIB”), whereby the Company may purchase for cancellation up to 6,579,074 shares, being 5% of the issued and outstanding shares as of such date. Any purchases under the NCIB were made on the open market through the facilities of the TSX-V or alternative Canadian trading systems. Purchases were made at market prices of the shares at the time of acquisition.

Purchases under the NCIB may commence as of September 16, 2022, and ended on the earlier of: (i) September 14, 2023; or (ii) the date on which the Company has purchased the maximum number of shares to be acquired under the NCIB. The Company may terminate the NCIB earlier if it feels it is appropriate to do so.

The normal course issuer bid was conducted through Kidoz Inc’s broker Research Capital Corporation. The purchase and payment of the common shares were made in accordance with the requirements of the TSX-V and applicable securities laws. The actual number of common shares purchased, timing of purchases and share price depended upon market conditions at the time and securities law requirements. All common shares acquired were returned to treasury and cancelled.

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

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

9. Stockholders’ Equity: (Continued)

  (c) Warrants:

A summary of warrant activity for the year ended December 31, 2023 and 2022 are as follows:

	Number of warrants	Exercise price		Expiry date
Outstanding, December 31, 2022	230,000	CAD$	0.98	April 3, 2023

Expired	(230,000)

Outstanding December 31, 2024 and 2023	-

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

During the year ended December 31, 2023, the warrants expired unexercised and there was a gain on derivative liability - warrants of $51 (2022 - $23,314; 2021 - $60,207) and the derivative liability – warrants value reduced to $nil (2022 - $51) with the following assumptions:

	December 31, 2022
Exercise price	CAD$	0.98
Stock price	CAD$	0.35
Expected term		0.25 years
Expected dividend yield		-
Expected stock price volatility		77.46%
Risk-free interest rate		3.55%

  (d) Stock option plans:

2015 and 2024 stock option plans

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

During the year ended December 31, 2024, a new 10% “rolling” stock option plan (the “2024 Stock Option Plan”) that complies with the updated TSX Policy 4.4 was approved by the TSX-V, the Board of Directors and the Company’s shareholders. The 2024 Stock Option Plan will replace 2015 Stock Option Plan. Options granted under the 2015 Stock Option Plan will continue to be governed by the 2015 Stock Option Plan. The 2015 Stock Option plan will continue to exist until the stock options granted under the 2015 Stock Option are exercised, cancelled or expire. All new stock option grants will be made under the 2024 Stock Option Plan.

The Board of Directors determines the terms of the options granted, including the number of options granted, the exercise price and their vesting schedule. The maximum term possible is 10 years. Under the 2015 and the 2024 plan we have reserved 10% of the number of Shares of the Company issued and outstanding as of each Award Date. The exercise price of a stock option shall be set when such stock option is granted. The minimum exercise price per Common Share shall not be less than the “Discounted Market Price” (as defined in TSX-V Policy 1.1 – Interpretations) allowed by the TSX-V. During the year ended December 31, 2020, the Rolling Stock Option plan was amended by inclusion of an Israeli Taxpayers Appendix.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

9. Stockholders’ Equity: (Continued)

  (d) Stock option plans: (Continued)

During the year ended December 31, 2024, 2,318,750 options were granted to employees and consultants with an exercise price of CAD$0.20 ($0.14) where 2% vests per month. 1,056,250 options of these options were granted to directors and officers of the Company.

During the year ended December 31, 2024, 25,000 options were cancelled. Subsequent to the year ended December 31, 2024, 65,000 options were cancelled.

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

During the year ended December 31, 2022, 285,600 options were cancelled, and 506,150 options expired unexercised.

A summary of stock option activity for the stock option plans for the years ended December 31, 2024 and 2023 are as follows:

	Number of options	Weighted average exercise price
Outstanding December 31, 2021	6,870,150	$0.48

Granted	2,550,000	0.37
Expired	(506,150)	(0.40)
Cancelled	(285,600)	(0.48)
Outstanding December 31, 2022	8,629,000	$0.43

Granted	1,885,000	0.22
Expired	(1,988,000)	(0.46)
Cancelled	(460,000)	(0.44)
Outstanding December 31, 2023	8,066,000	$0.39

Granted	2,318,750	0.14
Cancelled	(25,000)	(0.14)
Outstanding December 31, 2024	10,359,750	$0.31

The aggregate intrinsic value for options as of December 31, 2024 was $nil (2023 - $nil).

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

9. Stockholders’ Equity: (Continued)

(d) Stock option plans: (Continued)

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2024:

Exercise prices per share		Number outstanding	Number exercisable	Expiry date
CAD$	0.20	2,293,750	412,875	March 25, 2029
CAD$	0.30	1,845,000	811,800	February 21, 2028
CAD$	0.45	1,930,400	1,734,488	June 30, 2025
CAD$	0.50	789,600	752,100	February 1, 2026
CAD$	0.50	2,295,000	1,560,600	February 1, 2027
CAD$	0.66	200,000	164,000	July 12, 2026
CAD$	1.02	1,006,000	886,000	April 6, 2026
		10,359,750	6,321,863

The Company recorded stock-based compensation of $379,247 on the options granted and vested (2023 – $515,116; 2022 - $696,248) and as per the Black-Scholes option-pricing model, with a weighted average fair value per option grant of $0.21 (2023 - $0.29; 2022 - $0.42).

  (e) The Equity Awards Plan:

Subsequent to the year ended December 31, 2024 the Company initiated The Equity Awards Plan to complement the 2024 Stock Option Plan as an integral part of the Companies overall compensation plan.

The Equity Awards Plan is a fixed 10% plan under which the Company may issue such number of security-based compensation (other than options) up to 10% of the issued and outstanding shares as of the date the Equity Awards Plan is implemented.

The plan is subject to the following limits (in addition to the 10% fixed cap) for so long as the Shares are listed and posted for trading on the TSXV: (i) not more than two (2%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be granted to any one Consultant in any 12 month period; (ii) unless the Company has obtained Disinterested Shareholder Approval, not more than five (5%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be issued to any one Person in any 12 month period; (iii) Investor Relations Service Providers shall not be eligible to receive any Awards; (iv) the aggregate number of Shares issuable to Insiders at any time under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Shares; (v) the aggregate number of Shares issuable to Insiders within any one (1) year period under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Share.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

9. Stockholders’ Equity: (Continued)

(e) The Equity Awards Plan: (Continued)

The Equity Awards Plan has been approved by the TSX Venture Exchange (“TSXV”) subject to affirmation by the Company’s Shareholders at the next Annual General Shareholder meeting. Grants under the plan may be awarded but not exercised until such affirmation is received.

10. Fair value measurement:

The Company does not have any financial instruments that are subsequently measured at fair value.

11. Commitments:

The Company leases office facilities in Netanya, Israel. This office facilities are leased under operating lease agreements.

During the year ended December 31, 2020, the Company signed a five-year lease for a facility in Vancouver, Canada, commencing April 1, 2020 and ending March 2024. During the year ended December 31, 2024, the lease on the Vancouver office expired and was not renewed. The Company previously accounted for the lease in accordance with ASU 2016-02 (Topic 842) and recognized a right-of-use asset and operating lease liability.

The Netanya, Israel operating lease expired on July 14, 2017, but unless 3 months’ notice is given it automatically renews for a future 12 months until notice is given. During the year ended December 31, 2024, the lease was extended for a further 12 months. The renewal of this lease is uncertain, hence the Company has accounted for this lease as a short-term lease.

Minimum lease payments under these leases are approximately as follows:

2025	$50,882

The Company paid rent expense totaling $82,756 for the year ended December 31, 2024 (2023 - $120,557; 2022 - $130,308).

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Inc.	T. M. Williams	Chairman		$164,800
Bromley Accounting Services Ltd.	H. W. Bromley	CFO	CAD$	221,450
Farcast Operations Inc.	T. H. Williams	VP Product	CAD$	247,200

During the year ended December 31, 2022, Mr. J. M. Williams, the Company’s CEO, became an employee of Shoal Media (Canada) Inc.

As at December 31, 2024, the Company had a number of renewable license commitments with large brands, including, Mr. Men and Little Miss and Mr. Bean. These agreements have commitments to pay royalties on the revenue from the licenses subject to the minimum guarantee payments. As at December 31, 2024, there were no further minimum guarantee payments commitments.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

11. Commitments: (Continued)

The Company expensed the minimum guarantee payments over the life of the agreement and recognized license expense of $10,678 (2023 - $19,868; 2022 - $14,090) for the year ended December 31, 2024.

12. Income taxes:

As at December 31, 2022, Kidoz Inc. was domiciled in the tax-free jurisdiction of Anguilla, British West Indies. However certain of the Company’s subsidiaries incur income taxation. Effective January 1, 2023, the Company continued out of Anguilla and into Canada and became a Canadian tax payer.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023, are presented below:

	2024	2023	2022
Expected tax expense (recovery)	$138,101	$(550,269)	$(314,497)
Change in statutory, foreign tax, foreign exchange rates and other	(184,459)	183,916	(161,505)
Permanent differences	103,865	140,572	187,044
Adjustment to prior years provision versus statutory tax returns	(911)	(26,902)	(5)
Change in valuation allowance	101,984	226,705	138,474
Current income taxes expense (recovery)	$158,580	$(25,978)	$60,010
Deferred income tax expense (recovery)	-	-	(210,499)
Total taxation expense (recovery)	$158,580	$(25,978)	$(150,489)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023 are presented below:

	2024	2023
Deferred tax (liabilities) assets:
Non-capital loss carry forwards	$312,261	$362,074
Equipment	(1,066)	(1,072)
Intangible assets	(44,266)	(72,206)
Other	176,752	157,457
Valuation Allowance	(443,681)	(446,253)
Total deferred tax (liability) asset	$-	$-

As at December 31, 2024, the Company’s had $1,110,519 (2023 - $1,490,165) of non-capital losses expiring through December 31, 2044.

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

Years ended December 31, 2024, 2023 and 2022

12. Income taxes: (Continued)

The Company recognized this tax credit as a recovery of income tax expense on the statement of operations and comprehensive (loss) income upon receipt of funds.

13. Right-of-use assets:

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

The right-of-use assets as at December 31, 2024, is summarized as follows:

	2024	2023	2022

Opening balance for the year	$6,781	$36,529	$65,464
Amortization and expiration of operating lease right-of use assets	(6,781)	(29,748)	(28,935)
Closing balance for the year	$-	$6,781	$36,529

	2024	2023	2022

Opening balance for the year	$7,605	$39,556	$74,067
Payments on operating lease liabilities	(7,605)	(31,951)	(34,511)
Closing balance for the year	-	7,605	39,556
Less: current portion	-	(7,605)	(32,116)
Operating lease liabilities – non-current portion as at end of year	$-	$-	$7,440

14. Related party transactions:

As at and for the year ended December 31, 2024, the Company has the following related party transactions:

	2024	2023	2022
Directors fees	$8,510	$7,505	$8,970
Salaries, wages, consultants and benefits	535,692	667,229	659,558
Selling and marketing	142,413	70,439	126,920
Stock-based compensation (Note 10)	144,552	188,961	276,207
Software technology development (Note 8)	323,138	248,780	246,016
Closing balance for the year	$1,154,305	$1,182,914	$1,317,671

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

14. Related party transactions: (Continued)

The Company has liabilities of $66,181 (2023 - $79,852) as at December 31, 2024, to current directors, officers and companies owned by the current directors and officers of the Company for employment, director and consulting fees.

During the year ended December 31, 2024, the Company granted 1,056,250 options with an exercise price of CAD$0.20 ($0.14) to current directors and officers of the Company.

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

15. Segmented information:

In accordance with ASC 280-10-50-11 Segmented Disclosure, the Company operates one reportable business segments, the sale of Ad tech advertising. The Company’s chief operating decision makers are the Chairman, Chief Executive Officer and President. The Company’s chief operating decision makers reviews financial information on a consolidated basis, principally to make decisions about how to allocate resources and to measure the Company’s performance. The chief operating decision maker reviews consolidated net income (loss), which is the measure of financial profit and loss most closely aligned with generally accepted accounting principles.

Reconciliation to net income:

Years ended December 31,	2024	2023	2022
Revenue	$14,004,527	$13,326,824	$15,097,056

Cost of revenue	6,426,973	8,392,767	9,973,211
Total cost of sales	6,426,973	8,392,767	9,973,211

Gross profit	7,577,554	4,934,057	5,123,845

Segment operating expenses	5,025,331	4,352,249	3,536,590
Total operating income	2,552,223	581,808	1,587,255

Unallocated expenses	1,320,311	1,372,126	1,498,403
Amortization and expiration of operating lease right-of-use assets	6,781	29,748	28,935
Depreciation	244,179	558,740	557,267
Foreign exchange loss (gain)	88,701	(1,139)	142,857
Interest income	(643)	(1,049)	(185)
Loss on disposal of equipment	1,927	-	-
Stock awareness program	-	146,300	161,332
Stock-based compensation	379,247	515,116	696,248

Net income (loss) before income taxes	$511,720	$(2,038,034)	$(1,497,602)

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

15.	Segmented information: (Continued)

The Company had the following revenue by geographical region based on impression served.

	2024	2023	2022
Total revenue
Western Europe	$7,642,659	$5,857,613	$5,803,482
Central, Eastern and Southern Europe	963,257	622,106	358,871
North America	4,910,879	5,867,849	7,468,376
Other	487,732	979,256	1,466,327
Total revenue	$14,004,527	$13,326,824	$15,097,056

Equipment

The Company’s equipment is located as follows:

Net Book Value	2024	2023

Canada	$17,213	$18,730
Israel	5,707	7,439
United Kingdom	2,883	3,065
Total equipment	$25,803	$29,234

16. General and administrative:

General and administrative expenses were as follows:

	2024	2023	2022

Computer expenses	$109,384	$103,531	$67,704
Insurance	45,264	48,821	46,765
Professional fees	239,032	185,974	319,016
Rental (Note 11)	82,756	120,557	130,308
Other general and administrative expenses	212,971	214,771	197,143
Total general and administrative expenses	$689,407	$673,654	$760,936

17. Stock awareness program:

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

The Company incurred stock awareness expenses of $nil (2023 - $146,300) during the year ended December 31, 2024 and 2023. The Company’s stock awareness programs is being conducted and managed by the Company’s own marketing department staff.

The Company incurred stock awareness expenses of $161,332 during the year ended December 31, 2022, of which $26,334 was paid in shares to Agora Internet Relations Corp.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2024, 2023 and 2022

17.	Stock awareness program: (Continued)

The Company incurred stock awareness expenses of $402,845 during the year ended December 31, 2022, of which $179,293 is from the issuance of 230,000 common shares to RCC (Note 10) and a derivative liability of $83,572 (Note 10) from the warrants granted.

18. Concentrations:

Major customers

During the year ended December 31, 2024, and 2023, the Company sold Ad tech revenue; sold subscriptions on its site Rooplay; and premium purchases of Rooplay Originals. During the year ended December 31, 2024, the Company had revenues of $2,715,633 and $1,935,119, from two customers (December 31, 2023 - two customers for $2,927,239 and $1,716,205; December 31, 2022 - three customers for $3,528,530, $2,293,798, and $1,507,029) which was more than 10% of the total revenue. The Company is reliant on the Google App, iOS App and Amazon App Stores to provide a content platform for Rooplay, to be played thereon and certain advertising agencies for the Ad tech revenue.

19. Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution.

The Company currently maintains a substantial portion of its day-to-day operating cash and long-term cash equivalents balances at financial institutions. At December 31, 2024, the Company had total cash of $2,788,070 (2023 - $1,493,071) at financial institutions, where $2,563,066 (2023 - $1,266,481) is in excess of federally insured limits.

The Company has concentrations of credit risk with respect to accounts receivable, the majority of its accounts receivable are concentrated geographically in the United States amongst a small number of customers.

As of December 31, 2024, the Company had one customer, totaling $617,587, respectively who accounted for greater than 10% of the total accounts receivable. As of December 31, 2023, the Company had one customer, totaling $1,016,280 who accounted for greater than 10% of the total accounts receivable.

The Company controls credit risk through monitoring procedures and receiving prepayments of cash for services rendered. The Company performs credit evaluations of its customers but generally does not require collateral to secure accounts receivable.

