Form 20-F
period 2025-12-31
KIDOZ INC.
filed 2026-04-29
CIK 1318482

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

This annual report on Form 20-F for the year ended December 31, 2025, or this “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. Unless the context otherwise requires, all references in this document to “the Company,” “we,” “us,” and “our” refer to Kidoz Inc. and our subsidiaries.

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

Consolidated Balance Sheet Data:

	2025	2024	2023
Cash	$4,454,295	$2,780,517	$1,469,224
Total assets	13,173,133	11,734,233	11,807,080
Total liabilities	4,535,852	3,807,554	4,612,778
Total stockholders’ equity	8,637,281	7,926,689	7,194,302
Working capital	5,080,637	4,219,588	3,220,646

Consolidated Statement of Operations Data for continuing operations:

	2025	2024	2023

Revenue	$18,433,172	$14,004,527	$13,326,824

Cost of sales	9,514,686	6,426,973	8,392,767
Gross (loss) profit	8,918,486	7,577,554	4,934,057

Operating expenses excluding interest and other income (expenses)	(8,243,001)	(6,701,037)	(6,153,451)
Amortization and expiration of right-of-use assets	-	(6,781)	(29,748)
Depreciation and amortization	(182,948)	(244,179)	(558,740)
Gain on derivative liability – warrants	-	-	51
Interest and other income	42,223	643	1,049
Income tax & deferred tax (expense) / recovery	25,868	(158,580)	25,978
Provision for doubtful receivables	(103,811)	(114,480)	(84,952)
Stock awareness program	-	-	(146,300)
Net income (loss)	$456,817	$353,140	$(2,012,056)

Basic and diluted net income (loss) per share from continuing operations	$0.00	$0.00	$(0.02)
Weighted average common shares outstanding	131,304,499	131,304,499	131,305,254

Consolidated Cash flow data:

	2025	2024	2023
Net cash provided by (used in) operating activities	$1,705,665	$1,305,230	$(823,640)
Net cash provided by (used in) investing activities	(31,887)	13,668	(8,714)
Net cash used in financing activities	-	(7,605)	(61,952)
Change in cash	1,673,778	1,311,293	(894,306)
Cash	$4,454,295	$2,780,517	$1,469,224

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

Based upon the factors above and others beyond the Company’s control, Kidoz forecasts future revenue, costs and expenses, and continually reviews these forecasts. As a result, its operating results may, from time to time, fall below estimates or the expectations of securities analysts and investors.

●	Managing growth - The Company has expanded rapidly over the last few years. The continued rapid growth of the Company may strain management, financial, technical, and other resources. The Company must expand its sales, marketing, technology, and operational staff and expand its controls. If Kidoz continues its rapid growth, it will incur additional expenses, and its growth may continue to place a strain on resources, infrastructure, and ability to maintain the quality of its offering. Accordingly, the Company may not be able to effectively manage and coordinate growth so as to achieve or maximize future profitability.

●	Reliance on Key Customers - The Company is reliant on a relatively few customers and sales houses. The loss of a significant customer could harm the Company’s business and severely impact the future financial success of the Company. The Company is continually looking for new customers and sales houses around the world to partner with.

●	Retaining and attracting customers - The Company, to continue to grow, must attract new customers and encourage existing advertisers to purchase additional offerings. Our competitors may introduce lower costs or differentiated products or services that compete with our current offering on price or technology and therefore impacting our sales. The Company has hired additional sales staff and is continually developing its technology.

●	No long-term customer commitments - The Company does not have any long term commitments by its customers beyond the current insertion order, which can be cancelled prior to the campaign conclusion without any penalty. Therefore, the Company success is dependent on offering the best service and maintaining good customer relations. The Company allocates customer service personnel to manage the customer relationship.

●	Reliance on third parties - the Company is reliant on third parties to operate. These third parties include cloud-based servers located around the world, external sales houses, outsourced technology developers, advertising exchanges and other strategic partners. If these third parties fail to perform as agreed could negatively affect our operations.

●	Personnel - The loss of any member of the Company’s management team, could have a material adverse effect on its business and results of operations. The Company relies on its engineering staff to develop its technology; operations staff to manage and operate the campaigns, its sales teams to attract and retain key customers and its finance department staff to properly manage and maintain the financial records and reporting thereof. The inability to hire, or the increased costs of new personnel, or the cost to maintain existing personnel could have a material adverse effect on the Company’s business and operating results. There is intense competition for capable personnel in all of these areas, and the Company may not be successful in attracting, training, integrating, motivating, or retaining new personnel, vendors, or subcontractors for these required functions. The growth of the Company is dependent on hiring additional personnel so there is additional costs in training these new personnel.

●	Children advertising - The Company is dependent on advertising to children so therefore is affected by changes to this business segment. The Company is expanding into advertising to teens and families and to be less reliant on advertising to children.

●	Market conditions - The economic uncertainty in the market has made and continues to make it difficult for the Company to forecast revenue and operating results and to make decisions regarding operational cost structures and investments. The Company’s business depends on the overall demand for advertising and on the economic health of its customers. Economic downturns or unstable market conditions may cause the Company’s customers to decrease their advertising budgets, which could reduce usage of the Company’s platform and adversely affect its business, operating results, and financial condition.

●	Inappropriate advertisement - This is the risk that the Company serves an inappropriate advertisement on behalf of its customers. To mitigate this risk all adverts are human reviewed before the campaign commences.

●	Cybersecurity - Cybersecurity attacks, including breaches, computer malware and computer hacking have become more prevalent recent years across all businesses. Any cybersecurity breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, or the inadvertent transmission of computer viruses could adversely affect the business, financial condition, results of operations or reputation of the Company. The Company believes that it is taken reasonable steps to protect the security, integrity and confidentiality of the information collected, used, stored and disclosed, but there is no guarantee that in the future inadvertent (e.g., software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized data access or use will not occur despite its efforts in the past and in the future.

●	Technology - The Company’s future success is dependent on its ability to continue to develop and expand its products and technologies and to address the needs of its customers. The Company operates in an industry that is characterized by rapid technological change, frequent new product and service introductions and enhancements, uncertain product life cycles, changes in customer requirements, and evolving industry standards. The introduction of new products and new technologies, the emergence of new industry standards, or improvements to existing technologies could render the Company’s platform obsolete or relatively less competitive.

●	Outages - In addition, the Company operates 24/7 business so if outages were to occur it is critical for the technology to be restored in a timely manner. Any delay in restoring the systems will have a negative effect on its business, operating results and financial condition.

●	Cloud based servers - The Company’s products and services involve storage using a third-party cloud-based hosting service. Any damage to, or failure of, the hosting service’s systems generally could result in interruptions in the use of the Company’s platform. Such interruptions may reduce the Company’s revenue, and adversely the Company’s ability to attract new customers. The Company’s business will also be harmed if its customers and potential customers believe its products or services are unreliable.

●	Incorrect advertising – The Company is developing a teens and family platform under its Prado brand. Therefore, there is the risk that an inappropriate advertisement is served to children, which could result in fines to the Company and have a negative effect on its business, operating results, and financial condition. The Company has established internal controls that ensure no non children advertisement is served to children.

Financial and Accounting Risks

●	Additional financing - There can be no certainty that the Company’s financial resources and revenue from sales will be sufficient for its future needs. The Company may need to incur significant expenses for growth, operations, research and development, as well as sales and marketing and other unforeseen costs. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. It may be difficult or impossible for the Company to obtain debt financing or equity financing on commercially acceptable terms. In addition, the issuance of common shares for an equity financing may have a negative effect on the existing shareholders of the Company such as dilution or negative sentiments in the market to the equity financing.

●	Growth – Kidoz anticipates continued growth that could require substantial financial and other resources to, among other things: (a) expand and develop product offerings; (b) improve technological infrastructure, including investing in its technology (c) cover general and administrative expenses, including legal, accounting and other expenses; (d) cover sales and marketing expenses, including a significant expansion of the Company’s direct sales organization. Investment in these, however, may not yield anticipated returns. Consequently, as costs increase, the Company may not be able to generate sufficient revenue to achieve or sustain profitability.

●	Payment risks – If our customers do not pay, or dispute their invoices, then the business, operating results and financial condition may be adversely affected. In addition, if our customers do not pay in a timely manner will our operating results and financial condition may be adversely affected.

●	Internal Controls - A failure to maintain an effective system of internal control over financial reporting could harm the Company’s financial performance, its ability to raise capital and its continued listing on the TSX Venture Exchange. In addition, the Company is a small company so has limited segregation of duties. The Company is therefore reliant on the critical personnel and an increase in the risk of the failure of internal controls.

●	Changes to GAAP – The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). There is a risk that changes to US GAAP will negatively affect the Company in terms of results and could become more difficult, time-consuming or costly and increase demand on the Company’s systems and resources to comply with this change.

Industry Risk

●	Competition – the advertising business is a highly competitive business. The Company offers niche advertising in a highly regulated business. However, there are few barriers to existing large advertising companies entering the market. Our existing customers could develop their own in-house solutions and therefore no longer advertise with us.

●	Ad blockers – Consumers may load ad blocking software. This will affect our ability to serve advertisements and will therefore reduce our revenue.

●	Failure to access advertising inventory – We must maintain a consistent supply of ad inventory. Our success depends on our ability to secure inventory on reasonable terms in multiple locations. The amount, quality, and cost of inventory available to the Company can change at any time. If our relationships with any of our significant suppliers were to cease, or if the material terms of these relationships were to change unfavourably, our business would be negatively impacted.

●	Fraud – The Company operates as a technology and services provider in a dynamic ecosystem where fraud exists. Typical forms of fraud include robotic traffic, where robots mimic the behaviour of users in order to inflate the number of impressions, clicks, post clicks actions or other metrics associated with the ad. The Company reviews all ads and monitors the impression serving with our suppliers.

●	Catastrophic events – We maintain cloud-based servers around the world, that deliver advertising campaigns for our advertisers. Any of its existing and future facilities may be harmed or rendered inoperable by attack or security intrusion by a computer hacker, natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, war, acts of terrorism or other criminal activities, infectious disease outbreaks and power outages, any of which may render it difficult or impossible for the Company to operate its business for some period of time. The Company maintains backup and disaster recovery plans to get back up and running as fast as possible.

●	Economic, Political and Market Conditions – Our business depends on the overall demand for advertising and on the economic health of our current and prospective advertisers. Economic downturns, including a recession, or instability in political or market conditions may cause current or new advertisers to reduce their advertising budgets. These conditions are impacted by events outside of the Company’s control, such as the Iran war affecting world oil prices and the COVID-19 pandemic, may have a long-term impact on the global economy. Adverse economic conditions and general uncertainty about continued economic recovery are likely to affect the Company’s business prospects. This uncertainty may cause general business conditions to deteriorate or become volatile, which could cause advertisers to delay, decrease or cancel campaigns, and expose the Company to increased credit risk on advertiser orders, which, in turn, could negatively impact its business, financial condition and results of operations. In addition, continued geopolitical turmoil in many parts of the world, especially in the Middle East have and may continue to put pressure on global economic conditions, which could lead to reduced spending on advertising. The Company maintains an office with several staff in Israel which could become inoperative due to the current war in Israel. The Company maintains backup and disaster recovery plans to get back up and running as fast as possible should problems occur.

Risks Related to the Common Shares and Corporate and Securities Law

●	Market for common shares – The shares of the Company are illiquid. The Company has made efforts to improve the exposure of the Company through its stock awareness program and create a more active market for its shares. There are no assurances that our Stock Awareness campaigns will be effective to create a liquid market.

●	Volatility in the market - Technology stocks have historically experienced high levels of volatility and we cannot predict the prices at which our common shares will trade. Fluctuations in the market price of our common shares could cause an investor to lose all or part of their investment in our common shares. These fluctuations in the market price and volatility of our common shares can be caused by factors outside the control of the Company such the following:

○	The volatility in the market price and trading volume of technology companies in general especially large companies in the digital advertising industry (e.g. Google and Meta);

○	Changes in regulatory developments in Canada and the United States;

○	General economic conditions and trends, including global financial markets, global economies and general market conditions, such as interest rates;

○	Major catastrophic events (e.g. the war in the Middle East and the Ukraine);

○	Unexpected market reactions to the Company announcements;

○	Trade wars and trade tariffs.

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

Kidoz Inc. are currently quoted on the TSX Venture Exchange in Canada under the symbol “KDOZ” and on the OTCQB Venture Market under the symbol “KDOZF”. We have not been subject to any bankruptcy, receivership, or other similar proceedings.

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

B. Business overview.

Kidoz Inc. operates within a rapidly evolving digital advertising landscape, where increasing privacy regulation and the decline of user-level targeting are accelerating a shift toward contextual and high-attention media environments. Mobile gaming environments are emerging as an alternative channel for brand customer engagement, offering high levels of customer attention compared to passive social and video consumption.

At the core of Kidoz’s business is its proprietary Safe Ad Platform and SDK, seamlessly integrated into thousands of top-rated mobile apps. Kidoz delivers high-performance campaigns that comply with COPPA, GDPR-K, and other global privacy frameworks, without reliance on personal data tracking. Our advanced contextual targeting technology ensures brand messages are relevant, engaging, and delivered within a secure, brand-safe environment.

Prado represents the Company’s expansion into the broader all-ages digital advertising market, opening access to scaled programmatic demand, direct managed campaigns, and strategic partnerships across premium mobile environments. Prado offers advertisers a comprehensive and direct solution through its SSP, DSP, and Ad Exchange wholly owned technology, enabling high-efficiency media at scale buying across thousands of premium apps while maintaining Kidoz’s commitment to safety and quality.

With mobile usage continuing to outpace other digital channels, and as brands allocate media budgets from traditional platforms to mobile environments, Kidoz is well-positioned for continued growth. Our direct connections with publishers, supply path optimization, and human-curated ad placements differentiate Kidoz in an increasingly automated, yet regulation-heavy, market.

As a trusted partner for some of the world’s most respected brands, Kidoz continues to invest in its technology, compliance infrastructure, and global footprint, driving long-term value for advertisers, publishers, and shareholders alike.

Product Strategy

Kidoz builds and maintains the Kidoz Safe Ad Platform, the Kidoz SDK, Kite IQ and the Kidoz Privacy Shield, enabling app developers and global advertisers to reach children and families in a compliant and brand-safe way. The Kidoz SDK remains the core of our proprietary advertising technology. Direct SDK integration with publishers provides the Company with controlled, high-quality supply, a key differentiator versus open programmatic ecosystems. Our systems are fully compliant with COPPA, GDPR-K, and additional child privacy regulations worldwide, maintaining the highest required safety standards in the under 13 years of age industry.

During the year ended December 31, 2025, Kidoz made a strategic increase in R&D spending to accelerate the enhancement of our systems and fully integrate advanced AI-driven capabilities (Kite IQ). These investments are designed to strengthen our competitive advantage, improve operational efficiency, and expand the scope of our platform offerings. Kidoz made continuous investments in its proprietary systems, further optimizing supply paths and enhancing performance through advanced integrations with IAB specifications for real-time bidding, header bidding, and server-to-server direct connections. These improvements not only support the kids’ marketplace but also broaden our reach across the entire digital advertising landscape.

Our managed programmatic solution, combined with direct connections to premium apps and programmatic demand sources, continues to be a key differentiator. Agency partners are increasingly utilizing our solutions to access high-quality mobile inventory at scale, benefiting from our enhanced efficiency, superior performance, and unwavering commitment to brand safety.

During 2025, Prado (www.prado.co), our division for audiences over 13 years of age, has experienced increasing demand as a high-performance mobile SSP, DSP, and Ad Exchange. Prado’s programmatic capabilities now power large-scale campaigns across thousands of apps, simplifying digital advertising for agencies and brands targeting all ages. Kidoz engineers have ensured complete separation between Prado and our kid-safe platform, preserving the integrity of our child protection systems while enabling Kidoz to enter the broader, significantly larger digital ad market. Prado’s growth, alongside Kidoz’s internal safeguards, ensures that no inappropriate content ever reaches young audiences.

Marketing & Distribution Strategy

In 2025, Kidoz strengthened its position as the trusted partner for leading global app publishers seeking compliant and high-performance monetization solutions, building a strong pipeline for the coming quarters and years. Our SDK has become an essential component for many of the world’s largest and most respected developers, who have integrated our technology into their platforms to ensure safe and effective advertising experiences for their users.

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

This trusted reputation, combined with our focus on fostering direct relationships with top-tier publishers, has expanded our distribution footprint and further expanded Kidoz’s presence in the kids and all ages digital advertising ecosystem.

Sales & Pricing Strategy

Kidoz’s global agency partnership model continues to deliver success. In 2025, Kidoz launched campaigns in 60 countries, reflecting the scalability and appeal of our solutions. Our strategy of recruiting top-tier international sales houses has been instrumental in building a reliable network of partners who recognize the value of Kidoz’s premium inventory. These partnerships have resulted in repeat campaigns and expanded allocations from major brands that increasingly shift larger portions of their media budgets to Kidoz.

As more brands experience our superior performance and efficiency, they deepen their investments with us. Our programmatic capabilities, in both Kidoz and Prado, open new opportunities for brands targeting parents and teens in addition to children, further diversifying our revenue streams and supporting our position in the digital advertising space.

Growth Strategy

Kidoz’s growth strategy is built on three core revenue engines: programmatic marketplaces, partner channels, and direct premium brand relationships, capitalizing on growing budget shifts toward contextual intelligence over identity-based tracking.

The Company’s programmatic business provides a foundation of scalable and stable recurring demand across both Kidoz and Prado networks. Through its proprietary infrastructure, including the Kidoz SDK and Kidoz Connect, the Company maintains direct integrations with publishers and demand partners, enabling efficient monetization of high-quality mobile inventory. These capabilities are further enhanced by Kite IQ, the Company’s contextual intelligence engine, which optimizes targeting, pricing, and delivery when user-level data is not available.

Complementing this, Kidoz is expanding its premium brand partnerships, working directly with leading global brands to deliver high-impact campaigns within mobile gaming environments. These campaigns leverage the Company’s controlled supply and high-attention ad formats, enabling deeper engagement and stronger performance. Kidoz Privacy Shield underpins these relationships by ensuring all campaigns are delivered without reliance on personal data, supporting compliance and privacy while maintaining campaign effectiveness.

Underlying both growth engines is a structural shift within the digital advertising market. As the availability of user-level data declines and identity-based targeting becomes less effective, advertisers are increasingly reallocating budgets toward contextual approaches. Kidoz’s platform is inherently aligned with this transition, combining contextual targeting, real-time signals, and curated environments to deliver performance without dependence on personal data tracking.

At the same time, behavioral and identity-based advertising models are facing increasing limitations due to platform policies and regulatory changes around personal data tracking. This is driving demand for solutions that can deliver performance in a privacy-resilient manner, positioning Kidoz and Prado to capture a growing share of advertising budgets.

Looking forward, the Company will continue to scale its programmatic demand, expand its premium brand partnerships, and invest in its proprietary technologies, including Kite IQ and Privacy Shield, to strengthen its position within the evolving digital advertising ecosystem.

Kidoz Original Equipment Manufacturer (“OEM”)

Kidoz’s mobile products includes the Kid Mode Operating System (“OS”) installed on millions of OEM tablets worldwide. The Company earns license fees based on the OEM agreements dependent on the number of devices the Kidoz Kid Mode OS is installed. This was discontinued in fiscal 2025 so that we could focus more on growing the Kidoz (kids) and Prado markets.

Rooplay

The Company owns Rooplay (www.rooplay.com) the cloud-based EduGame system for kids to play multiple games to learn and play. The platform is live on the Google’s Android system and has stand-alone games available on Apple’s iOS and Google’s Android systems.

C. Organizational structure.

For the year ended December 31, 2025, Kidoz Inc. conducted our business through the Canadian incorporated entity and through our wholly-owned subsidiaries Kidoz Ltd. (“Kidoz Ltd.”), Shoal Media (Canada) Inc. (“Shoal Media Canada”), Prado Media Ltd. (“Prado Media”), Shoal Media UK Ltd. (“Shoal Media UK”), and Shoal Media Inc. (“Shoal Media”). Effective January 1, 2023, we conducted our business through the Canadian incorporated entity and its subsidiaries.

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

Kidoz Ltd. has an annual office lease in Netanya, Israel. During the year ended December 31, 2025, the Company entered a new lease agreement in Netanya, Israel operating lease. The agreement is for 12 months, but unless 3 months’ notice is given it automatically renews for a future 12 months until notice is given. The monthly rental is approximately $1,540.

We operate a sales and marketing office in London, United Kingdom. There are no direct monthly rental fees associated with the London office.

We believe that these facilities will be adequate to meet our requirements for the near future and that suitable additional space will be available if needed. Since March 2020, the majority of Kidoz staff world-wide is operating from home or other suitable locations and interacting on a daily basis through communication technologies. We have a total of 58 staff located in 14 different countries to facilitate 24 hour service world-wide. It is anticipated this will continue for the foreseeable future due to the benefits derived with increased productivity and personal satisfaction from our staff. Other than described above, neither we, nor any of our subsidiaries presently own or lease any other property or real estate.

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

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) Kidoz Inc. is a mobile advertising platform delivering high-attention in-app experiences for brands through deeply integrated technology infrastructure, without reliance on personal data tracking. Built to meet the strictest global compliance standards in children’s digital environments, where compliance and safety requirements are highest, the Company has a strong position in compliant advertising to kids and teens and is Google certified and Apple approved.

Kidoz is trusted by leading global brands to engage customers in safe, regulated mobile applications and games. The Company is increasingly competing for brand advertising budgets traditionally allocated to social and video platforms, as advertisers increasingly allocate budget toward mobile-first environments such as gaming.

At the core of the Company’s solution is the Kidoz Safe Ad Platform and Software Development Kit (“SDK”), integrated into thousands of applications worldwide. The platform combines contextual targeting and real-time signals to deliver interactive advertising experiences aligned with content, environment, and user context. The Company’s technology enables the delivery of purpose-built advertising experiences at defined moments within mobile applications and games. These experiences are designed to engage users at high-attention points and support measurable outcomes without reliance on personal data tracking. Mobile gaming environments represent a key channel, offering high-attention, brand-safe environments that are increasingly recognized as effective engagement media.

The Company’s vertically integrated technology stack and direct publisher integrations provide control over supply, pricing, and ad experience, differentiating it from intermediary-like advertising platforms

The Company’s core business in kids and teens compliant advertising continues to benefit from structural market trends, including increasing regulatory requirements, platform-level restrictions on data usage, and growing advertiser demand for compliant environments. Digital advertising directed toward younger audiences and family-safe ecosystems continues to expand.

The Company is also expanding beyond its core audience through Prado, its wholly owned division, which enables brands to reach broader demographic groups using the same contextual, privacy-based framework. Prado delivers campaigns through curated environments and purpose-built ad experiences aligned with content and user context. Prado has shown encouraging growth, and current go-to-market efforts are focused on consumer products and services.

The following discussion and analysis of the Company’s financial condition and results of operations are presented in United States Generally Accepted Accounting Principles (“US GAAP”) and presented in US Dollars, the Company’s functional currency.

A. Operating results

Results of Operations

	2025	2024	2023

Revenue	$18,433,172	$14,004,527	$13,326,824

Cost of sales	9,514,686	6,426,973	8,392,767
Gross (loss) profit	8,918,486	7,577,554	4,934,057

Operating expenses excluding interest and other income (expenses)	(8,243,001)	(6,701,037)	(6,153,451)
Amortization and expiration of right-of-use assets	-	(6,781)	(29,748)
Depreciation and amortization	(182,948)	(244,179)	(558,740)
Gain on derivative liability – warrants	-	-	51
Interest and other income	42,223	643	1,049
Income tax & deferred tax recovery / (expense)	25,868	(158,580)	25,978
Provision for doubtful receivables	(103,811)	(114,480)	(84,952)
Stock awareness program	-	-	(146,300)
Net income (loss)	$456,817	$353,140	$(2,012,056)

Basic and diluted net income (loss) per share from continuing operations	$0.00	$0.00	$(0.02)
Weighted average common shares outstanding	131,304,499	131,304,499	131,305,254

Year Ended December 31, 2025, Compared with Year Ended December 31, 2024

Revenue

Total revenue, net of platform fees (to Apple, Google and Amazon) and withholding taxes, for the year ended December 31, 2025, increased to $18,433,172, an increase of 32% over total revenue net of fees and withholding taxes of to $14,004,527 for fiscal 2024.

The increase in total revenue over fiscal 2024 is due to an increase in demand as a result of our initiatives to create high-performance advertising solutions in gaming apps.

Selling and marketing expenses

Sales and marketing expenses for the year ended December 31, 2025, were $1,876,296, an increase of 28% over selling and marketing expenses of $1,465,833 for fiscal 2024. The increase in sales and marketing expenses over fiscal 2024 is due to an increase in sales and marketing staff to manage the anticipated growth in the Direct, Programmatic and Performance segments of our Ad tech business and an increase in sales commissions as a result of our increase in revenue and bonuses paid in fiscal 2025. Selling and marketing expenses consist primarily of sales staff salaries and benefits and publishing services and sales commissions.

We expect to incur increased sales and marketing expenses in selling the Ad tech advertising and to grow the Ad tech advertising revenue. There can be no assurances that these expenditures will result in increased traffic or significant additional revenue.

Software technology development

We do not capitalize our development costs. Software technology development costs of $4,559,227 were expensed for the year ended December 31, 2025, an increase of 32% from software technology development costs of $3,445,018 expensed for fiscal 2024. These increases over fiscal 2024, is due to the hiring of additional development staff to increase the development of our base technologies and bonuses paid to development staff in fiscal 2025.

General and administrative expenses

General and administrative expenses consist primarily of legal and professional fees, premise cost for our Israeli office and development facilities, and other general corporate and office expenses. General and administrative expenses increased to $693,923 for the year ended December 31, 2025, an increase of 1% over general and administrative expenses of $689,407 in fiscal 2024. The increase in general and administrative expenses is due an increase in fees paid to our professional advisors.

We expect to continue to incur general and administrative expenses to support the business, and there can be no assurances that we will be able to generate sufficient revenue to cover these expenses.

Salaries, wages, consultants, and benefits

Salaries, wages, consultants, and benefits increased to $814,213 for the year ended December 31, 2025, an increase of 31% over salaries, wages, consultants, and benefits of $622,394 for fiscal 2024. The increase in salaries, wages, consultants, and benefits over fiscal 2024, is due to an increase in the number of staff employed and for bonuses paid in fiscal 2025.

Depreciation and amortization

Intangible assets are amortized using a straight-line method over three to eight years. These intangible assets include customer lists. These intangible assets are as result of the acquisition of Kidoz Ltd. in April, 2019. The amortization for the year ended December 31, 2025, was $170,254 compared to $232,835 in fiscal 2024. The decline is amortization for the year ended December 31, 2025, is due the full amortization of SDK technology during the year ended December 31, 2024.

Equipment is depreciated using the declining balance method over the useful lives of the assets, ranging from three to five years. Depreciation increased to $12,694 during the year ended December 31, 2025, over depreciation of $11,344 in fiscal 2024. This increase in depreciation and amortization compared to fiscal 2024, is due to the acquisition of new equipment for our new staff and the updating of our equipment to meet the increase demands.

Stock-based compensation expense

During the year ended December 31, 2025, the Company incurred non-cash stock compensation expenses of $253,775 compared to non-cash stock compensation expenses of $379,247 for fiscal 2024. During the year ended December 31, 2025, the Company granted 2,158,333 (fiscal 2024 – 2,318,750) options. The options granted in fiscal 2025 and 2024, are issued to consultants and employees as per the Company’s Rolling Stock Option Plan. The non-cash stock compensation program is an integral part of the Companies overall Staff Compensation Program. There were no RSU’s/PSU’s/DSU’s granted in the year ended December 31, 2025.

Provision for doubtful debts

During the year ended December 31, 2025, the Company provided $103,811 for doubtful debts compared to $114,480 in the prior year.

Other income and expenses

During the year ended December 31, 2025, the Company has a foreign exchange loss of ($36,888) compared to foreign exchange loss of ($88,701) in the prior year. These losses are due to the exchange rate movements of the US Dollar compared to the Pound Sterling, Israeli Shekel, European Euro, and the Canadian Dollar. The Company does not hedge its cash assets.

During the year ended December 31, 2025, we received interest income of $42,223 compared to interest income of $643 in the prior year. The interest income is received from bank term deposits from investing our cash. The increase in interest income is due investing cash in term deposits.

Amortization of right-of-use assets

On January 1, 2020, the Company adopted ASC Topic 842 using the modified retrospective transition method. Topic 842 requires the recognition of lease assets and liabilities for operating leases. The Company recognized right-of-use assets relating to the brand licenses and the Vancouver, Canada office rental. During the year ended December 31, 2025, the Company amortized $nil compared to right-of-use assets amortization of $6,781. During the year ended December 31, 2024, the lease on the Vancouver office expired and was not renewed.

Income taxes

During the year ended December 31, 2025, the Company had a tax recovery of $25,868 compared to a tax expense of ($158,580) in fiscal 2024. During the year ended December 31, 2024, our Israeli subsidiary was officially recognized as a Preferred Technology Enterprise in Israel, a prestigious status that comes with extensive tax relief benefits as provided by law and applied to the fiscal 2025 and 2024 tax year.

Net income (loss) and income (loss) per share

The net income after taxation for the year ended December 31, 2025, amounted to $456,817, an income of $0.00 per share, compared to a net income of $353,140 an income of $0.00 per share, in the year ended December 31, 2024. The net income increased for the year ended December 31, 2025, due to an increase in revenue and efficiencies in operations, despite an increase in staff costs and bonuses paid. This increase in staff costs is due to the hiring of additional development staff and sales and marketing personnel to increase the development of our base technology and increase our sales and account management respectively.

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

Selling and marketing expenses

Sales and marketing expenses for the year ended December 31, 2024, were $1,465,833, an increase of 16% over selling and marketing expenses of $1,268,218 for fiscal 2023. The increase in sales and marketing expenses over fiscal 2023 is due to an increase in sales and marketing staff to manage the anticipated growth in the Direct, Programmatic and Performance segments of our Ad tech business and an increase in sales commissions as a result of our increase in revenue. Selling and marketing expenses consist primarily of sales staff salaries and benefits, publishing services and sales commissions.

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

Our net cash provided by operations for the year ended December 31, 2025, was $1,705,665 compared to cash provided by operations of $1,305,230 in the prior year. This increase cash provided was due to the increase in revenue.

Additionally, our Adjusted Earnings Before Interest; Taxes; Depreciation and Amortization; stock awareness program; stock-based compensation and impairment of goodwill (“Adjusted EBITDA”) for the year ended December 31, 2025, amounted to an income of $825,449 compared to $1,134,503 in the prior year.

Our Adjusted EBITDA is reconciled as follows:

	2025	2024	2023
Income (Loss) for the year	$456,817	$353,140	$(2,012,056)

Depreciation and amortization	182,948	244,179	558,740
Stock awareness program	-	-	74,112
Stock-based compensation	253,775	379,247	515,116
Gain on derivative liability – warrants	-	-	(51)
Interest and other income	(42,223)	(643)	(1,049)
Income tax expense (recovery)	(25,868)	158,580	(25,978)

Adjusted EBITDA	$825,449	$1,134,503	$(891,166)

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

December 31, 2025, Compared to December 31, 2024

We had cash of $4,454,295 and working capital of $5,080,637 as at December 31, 2025. This compares to cash of $2,780,517 and working capital of $4,219,588 as at December 31, 2024.

During the year ended December 31, 2025, we provided cash of $1,705,665 in operating activities compared to providing cash of $1,305,230 in the prior year.

Net cash used in financing activities was $nil in the year ended December 31, 2025, which compares to cash used in financing activity of ($7,605) in fiscal 2024. This decrease is due to cessation of the Vancouver office lease which ended in fiscal 2024. The entire Canadian staff operate virtually from home and expect to continue accordingly.

During fiscal 2025, the Company used cash of ($31,887) in investing activities in fiscal 2025, compared to cash provided of $13,668 in the prior year. This increase in cash used is due to the acquisition of equipment for new staff and updating our existing technology equipment to meet the Company’s demands.

December 31, 2024, Compared to December 31, 2023

We had cash of $2,780,517 and working capital of $4,219,588 as at December 31, 2025. This compares to cash of $1,469,224 and working capital of $3,220,646 as at December 31, 2023.

During the year ended December 31, 2025, we provided cash of $1,305,230 in operating activities compared to providing cash of ($823,640) in the prior year.

Net cash used in financing activities was ($7,605) in the year ended December 31, 2025, which compares to cash used in financing activity of ($61,952) in fiscal 2023. During the year ended December 31, 2023, the Company repaid the CEBA loan of CAD$40,000 ($29,484). In addition, the payments on the operating lease for the Vancouver office decreased from ($31,951) in fiscal 2023 to ($7,605) in fiscal 2025. During the year ended December 31, 2025, the Vancouver office lease ended and was not renewed. The entire Canadian staff operate virtually from home and expect to continue accordingly.

Cash of $13,668 was provided by investing activities in fiscal 2025, compared to cash used of ($8,714) in the prior year. This increase in cash provided related to reduction of long-term cash deposit which was required for the office lease and the refund of security deposits relating to the Vancouver office lease.

Our future capital requirements will depend on several factors, including costs associated with the further development of the Ad tech advertising business, the cost of marketing and customer acquisition costs, the development of new products, the acquisition of new companies and the success of our overall business.

C. Research and development, patents and licenses, etc.

The Company is continually developing its technology to improve operations and to offer a better service to our customers. The Company expenses all software technology development costs as incurred for the year ended December 31, 2025 and 2024. As at December 31, 2025 and 2024, all capitalized software development costs have been fully amortized, and the Company has no capitalized software development costs.

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

	TSX-V - KDOZ		OTC - KDOZF
Quarter Ended	High (1) CAD$	Low (1) CAD$	High (1) US$	Low (1) US$
December 31, 2025	$0.44	$0.23	$0.30	$0.17
September 30, 2025	$0.265	$0.20	$0.21	$0.15
June 30, 2025	$0.36	$0.195	$0.30	$0.03
March 31, 2025	$0.285	$0.14	$0.23	$0.04
December 31, 2024	$0.15	$0.10	$0.15	$0.03
September 30, 2024	$0.195	$0.125	$0.26	$0.02
June 30, 2024	$0.35	$0.15	$0.32	$0.02
March 31, 2024	$0.205	$0.10	$0.30	$0.05

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

The Equity Awards Plan has been approved by the Toronto Venture Stock Exchange (“TSXV”) and the Company’s Shareholders at the 2025 Annual General Shareholder meeting. No grants were made in the year ended December 31, 2025.

E. Critical Accounting Estimates

The information provided in this Form 20-F, including the consolidated financial statements, is the responsibility of management. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. There is a full disclosure and description of the Company’s critical accounting policies, estimates, judgments, assumptions in the consolidated financial statements as at December 31, 2025 in notes 1 and 2.

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

We consider the following accounting policies to be both those most important to the portrayal of our financial condition and require the most subjective judgment:

- Revenue recognition;

- Software technology development;

- Impairment of long-lived assets

- Goodwill

F. Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements for the years ended December 31, 2025, 2024 and 2023.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our directors and executive officers as at December 31, 2025, are as follows:

Name	Age	Position	Audit Committee	Governance Committee	Compensation Committee
T. M. Williams	85	Chairman
J. M. Williams	50	Chief Executive Officer		X
E. Ben Tora	55	Chief Strategy Officer
F. Curtis	61	Non-Executive Director	X*	X*	X
C. Kalborg	64	Non-Executive Director	X	X	X
M. David	60	Non-Executive Director	X		X*
H. W. Bromley	55	Chief Financial Officer
T. H. Williams	55	Chief Operating Officer

X* - Chairman of Committee

Tryon (Tarrnie) M. Williams – Chairman, Member of the Board of Directors

Mr. T. M. Williams served as President, Chief Executive Officer and Chairman from August 2001 until June 2011. From June 2011 until May 2022, Mr. T. M. Williams served as Executive Chairman. Since May 2022, Mr. T. M. Williams has served as the Chairman of the Company. Additionally, since 1984, Mr. Williams has served as a principal of T.M. Williams (ROW), Ltd., a private consulting firm, and from 1993 until 2008, was Adjunct Professor, Sauder School of Business at the University of British Columbia. From 1988 to 1991, he was President and Chief Executive Officer of Distinctive Software, Inc. in Vancouver, BC, and, upon the acquisition of that company by Electronic Arts Inc., North America’s largest developer of entertainment software, he became President and Chief Executive Officer of Electronic Arts (Canada) Inc., where he continued until 1993. From 1995 to 2012, Mr. T. M. Williams was a director of YM Biosciences, Inc., a biotechnology company, until its acquisition by Gilead Sciences, Inc. In addition, he is a director of several other private corporations.

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

Eldad Ben Tora - President, Member of the Board of Directors

Mr. E. Ben Tora has served as Chief Strategy Officer of the Company since March 2026, while continuing to serve as General Manager EMEA since May 2022. He also leads Kidoz Ltd., the Company’s Israeli subsidiary. He previously served as Co-Chief Executive Officer from March 2019, following the Company’s acquisition of Kidoz Ltd., until May 2022. Mr. Ben Tora is a co-founder of Kidoz Ltd. and has served as its Chief Executive Officer and Chief Revenue Officer since 2013. Prior to that, he held senior leadership roles at Bluesnap (formerly Plimus). He holds a bachelor’s degree in management and communication from the College of Management Academic Studies in Tel Aviv. Mr. Ben Tora is a serial entrepreneur and senior executive with extensive experience in building and scaling venture-backed and public technology companies.

Fiona Curtis – Non-Executive Director

Ms. F. Curtis has served as a director of the Company since June 10, 2009. She has served as Compliance Officer and General Corporate Secretary for Counsel Limited, an Anguillian Licensed Fiduciary and Company Manager, since 2006. Ms. F. Curtis is the Managing Director of Counsel Limited. Ms. F. Curtis has been working in the financial services industry since 1990. She started at the brokerage firm, Burns Fry, in Toronto (now Nesbitt Burns, Bank of Montreal). She completed her Canadian Securities Course and became a licensed Securities Broker in 1992. She was educated in England, and attended the University of Toronto, Canada for her undergraduate degree. Ms. F. Curtis’s MBA in Finance & International Affairs was granted by the Rotman School of Business, University of Toronto. Ms. F. Curtis obtained her Associates Degree in Captive Insurance in 2018. She has also served as Chairman of the Board of Anguilla Finance (2016 - 2020), the marketing body for Anguilla Financial Services. Ms. F. Curtis is a Founding Member and Director of the Anguilla Compliance Association, now serving as Chairman.

Claes Kalborg – Non-Executive Director

Mr. C. Kalborg is a 20-year licensing veteran with experience from leading game companies such as Rovio (the makers of Angry Birds) and King.com (the makers of Candy Crush). Taking on the aptly named role of licensing guru, Mr. C. Kalborg has gathered close to 50 licensees and established a network of regional agents for Candy Crush around the world. Those agents include Striker Entertainment in the U.S. and Canada; Tycoon Enterprises in Latin America (except Argentina and Brazil); Tycoon 360 in Brazil; IMC in Argentina; Mediogen in Israel; Sinerji in Turkey; Pacific Licensing Studio in Southeast Asia; Wild Pumpkin Licensing in Australia and New Zealand; PPW in greater China; and Voozclub in Korea. Mr. C. Kalborg brings a wealth of experience and a deep network in licensing and technology to Kidoz Inc. In addition, Mr. C. Kalborg is a Non-Executive Director of LL Games and he is a partner in Swiss based Non Violence S.A owning the IP rights for the globally renowned symbol “The Knotted Gun” and a board member and partner in CF Entertainment holding global rights for the Crazy Frog.

Moshe David – Non-Executive Director

Mr. M. David is an Investor, Executive, Board Director and Chairman. Currently serves as CEO of RAFT Technologies and Board member at Omnisys, Mappo, and Technoso. Until September 2025 served as Chairman at Dairycs and, previously, during 2022 and 2023, Mr. David served as Investor and Resident Executive in Entree Capital and as Active Chairman at Wisesight, and as Board member and Advisor at Sweetch, Bria.ai and Swapp. Until early 2022 served as Chief Executive Officer at TIBA, a global leader in Parking revenue systems where he has quadrupled its revenue and became a global market leader. Prior to TIBA, Mr. David founded several companies and served as an Executive and Board member in several more, including NlightU, OzVision and TvPoint. Mr. David also served as deputy CEO managing Ness Technologies and as President of North America in Amdocs Inc., in both roles managing businesses of hundreds of millions of USD$ and thousands of employees around the globe. Mr. David started his career in the Israeli Airforce. He has a BA in Economics and Computer Science from Bar Ilan University in Israel, and an MBA Cum Laude from Boston University.

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

Mr. T. H. Williams serves as Chief Operating Officer of Kidoz Inc., and is responsible for the company’s product strategy, technology development, quality assurance, human resources, program management, and overall operational execution. Mr. T. H. Williams brings nearly four decades of executive experience in technology and entertainment, including production and leadership roles at Electronic Arts Inc. across its Vancouver and Los Angeles studios - where he was part of the executive team at EAC, at the time the largest games studio in the world - Relic Entertainment Inc., and Roadhouse Interactive Ltd. His credits include the NBA Live, Need for Speed, Medal of Honor, Company of Heroes, Dawn of War, and Iron Maiden: Legacy of the Beast franchises, across multiple platform generations. Mr. T. H. Williams is the son of Mr. T. M. Williams, the Company’s Chairman.

B. Compensation

		Annual Compensation			Long-term Compensation
Name and Principal Position	Year	Fees $	Bonus $	Other Annual Compensation $	Restricted Stock Awards $	Securities Underlying Options granted (#)	All Other Compensation $
T.M. Williams -	2025	201,844	88,400	-	-	50,000	-
Chairman (1)	2024	161,590	-	-	-	168,750	-
	2023	159,089	-	-	-	50,000	-
J. M. Williams	2025	217,300	115,610	-	-	50,000	-
CEO (2)	2024	221,336	-	-	-	168,750	-
	2023	220,962	-	-	-	50,000	-
E. Ben Tora	2025	256,368	100,889	-	-	270,000	-
President & General (3)	2024	233,782	-	-	-	25,000	-
Manager EMEA (3)	2023	227,779	-	-	-	50,000	-
H. W. Bromley	2025	247,238	85,007	-	-	50,000	-
CFO (4)	2024	203,810	-	-	-	168,750	-
	2023	200,277	-	-	-	50,000	-
T. H. Williams	2025	203,491	89,463	-	-	123,333	-
COO (5)	2024	180,725	-	-	-	100,000	-
	2023	178,341	-	-	-	50,000	-

(1)	All of the compensation paid to the Named Executive Officer is paid to T.M. Williams (ROW), Ltd. for the services of Mr. T. M. Williams.
(2)	During the year ended December 31, 2022, Mr. J. M. Williams became an employee of Shoal Media (Canada) Inc., a wholly owned subsidiary of Kidoz Inc.
(3)	All of the compensation paid to the Named Executive Officer is paid to Mr. E. Ben Tora as an employee of Kidoz Ltd.
(4)	All of the compensation paid to the Named Executive Officer is paid to Bromley Accounting Services Ltd. for the services of Mr. H. W. Bromley.
(5)	All of the compensation paid to the Named Executive Officer is paid to Farcast Operations Inc. Ltd. for the services of Mr. T. H. Williams.

Management Services Agreement

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Inc.	T. M. Williams	Chairman		$221,892
Bromley Accounting Services Ltd.	H. W. Bromley	CFO		$222,116
Farcast Operations Inc.	T. H. Williams	COO	CAD$	314,800

Compensation of Non-Executive Directors

The Non-Executive Directors receive a cash compensation for their services as members of the Board of Directors based on a compensation per meeting. During the year ended December 31, 2025, the Non-Executive Directors collectively received compensation of $8,679 (Fiscal 2024 - $8,510). The Executive directors currently do not receive cash compensation for their services as members of the Board of Directors. In addition, both the Non-Executive and the Executive Directors are reimbursed for expenses in connection with attendance at Board of Directors meetings and specific business meetings. Directors are eligible to participate in our stock option plans. Option grants to directors are at the discretion of the Board of Directors acting upon the recommendation of the Compensation committee.

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

D. Employees

As of December 31, 2025, we had 58 employees, consultants, and independent contractors throughout the world including twenty seven full-time employees in Canada, Israel and the United Kingdom. Since 2006 it has been, and continues to be, the Company’s objective to control its costs by retaining consultants, as needed, to provide special expertise in developing internal strategic, marketing, accounting, and technical services. None of our employees or consultants are represented by a labor union, and we believe that our relationship with our employees and consultants is good.

We are substantially dependent upon the continued services and performance of J. M. Williams, Chief Executive Officer; Eldad Ben Tora, Chief Strategy Officer, President of the Prado division & General Manager EMEA and T. M. Williams, Chairman. The loss of the services of these key individuals would have a material adverse effect on our business, financial condition, and results of operations. We do not carry any key man life insurance on any individuals.

E. Share ownership.

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of April 29, 2026, by:

-	each person known by us to beneficially own 5% or more of our outstanding common stock;
-	each of our directors;
-	each of the Named Executive Officers; and
-	all of our directors and Named Executive Officers as a group.

In general, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or debentures held by that person that are currently exercisable or convertible or exercisable or convertible within 60 days of April 29, 2026, are deemed outstanding.

Percentage of beneficial ownership is based upon 131,304,499 shares of common stock outstanding at April 29, 2026. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class
T. M. Williams (Canada)	17,041,316	(1)	12.98%

J. M. Williams (United Kingdom)	1,795,700	(2)	1.37%

E. Ben Tora (Israel)	5,609,965	(3)	4.27%

F. Curtis (Anguilla)	468,750	(4)	0.36%

C. Kalborg (Sweden)	381,250	(5)	0.29%

M. David (Israel)	1,277,991	(6)	0.92%

H. W. Bromley (Canada)	793,750	(7)	0.60%

T. H. Williams (Canada)	1,099,413	(8)	0.84%

All directors and Named Executive Officers as a group (8 persons)	28,468,135		21.68%

Pendinas Limited (Isle of Man)	27,956,142	(9)	21.29%

Wydler Global Equity Fund (Switzerland)	12,200,000	(10)	9.29%

Ordan Enterprises Ltd. (Israel)	8,670,808	(11)	6.20%

Norma Investment Ltd. (Cypress)	7,700,752	(12)	5.50%

(1)	Includes 16,622,566 shares held directly by Mr. T. M. Williams and 150,000 shares of common stock that may be issued upon the exercise of 150,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.25 (approximately US$0.18) per share.

(2)	Includes, 908,200 shares held directly by Mr. J. M. Williams and 150,000 shares of common stock that may be issued upon the exercise of 150,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.25 (approximately US$0.18) per share.

(3)	Includes 5,214,965 shares held directly by Mr. E. Ben Tora and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 25,000 shares of common stock that may be issued upon the exercise of 25,000 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 270,000 shares of common stock that may be issued upon the exercise of 270,000 stock purchase options with an exercise price of CAD$0.25 (approximately US$0.18) per share.

(4)	Includes 50,000 shares held directly by Ms. F. Curtis and 150,000 shares of common stock that may be issued upon the exercise of 150,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.25 (approximately US$0.18) per share.

(5)	Includes 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 231,250 shares of common stock that may be issued upon the exercise of 231,250 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.25 (approximately US$0.18) per share.

(6)	Includes 543,379 shares held indirectly by Mr. M. David and 339,612 shares indirectly by a Company owned by Mr. M. David and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 25,000 shares of common stock that may be issued upon the exercise of 25,000 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 270,000 shares of common stock that may be issued upon the exercise of 270,000 stock purchase options with an exercise price of CAD$0.25 (approximately US$0.18) per share.

(7)	Includes, 375,000 shares held directly by Mr. H. W. Bromley and 150,000 shares of common stock that may be issued upon the exercise of 150,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 168,750 shares of common stock that may be issued upon the exercise of 168,750 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.25 (approximately US$0.18) per share.

(8)	Includes, 676,080 shares held directly by Mr. T. H. Williams and 150,000 shares of common stock that may be issued upon the exercise of 150,000 stock purchase options with an exercise price of CAD$0.50 (approximately US$0.39) per share and 50,000 shares of common stock that may be issued upon the exercise of 50,000 stock purchase options with an exercise price of CAD$0.30 (approximately US$0.22) per share and 100,000 shares of common stock that may be issued upon the exercise of 100,000 stock purchase options with an exercise price of CAD$0.20 (approximately US$0.15) per share and 123,333 shares of common stock that may be issued upon the exercise of 123,333 stock purchase options with an exercise price of CAD$0.25 (approximately US$0.18) per share.

(9)	Includes 27,956,142 shares held directly by Pendinas Ltd.

(10)	Includes 12,200,000 shares held directly by Wydler Global Equity Fund.

(11)	Includes 8,670,807 shares held directly by Ordan Enterprises Ltd.

(12)	Includes 7,700,752 shares held directly by Norma Investment Limited.

B. Related Party Transactions

As at and for the year ended December 31, 2025, the Company has the following related party transactions:

	2025	2024	2023
Directors fees	$8,679	$8,510	$7,505
Salaries, wages, consultants and benefits	795,356	535,692	667,229
Selling and marketing	321,001	142,413	70,439
Stock-based compensation	100,520	144,552	188,961
Software technology development	508,813	323,138	248,780
Closing balance for the year	$1,734,369	$1,154,305	$1,182,914

The Company has liabilities of $81,840 (2024 - $66,181) as at December 31, 2025, to current directors, officers and companies owned by the current directors and officers of the Company for employment, director and consulting fees.

During the year ended December 31, 2025, the Company granted 913,333 options with an exercise price of CAD$0.25 ($0.18) to current directors and officers of the Company.

During the year ended December 31, 2024, the Company granted 1,056,250 options with an exercise price of CAD$0.20 ($0.14) per share to current directors and officers of the Company.

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

Legal Proceedings

We are not currently a party to any legal proceedings and were not a party to any other legal proceeding, during the fiscal year ended December 31, 2025. We are currently not aware of any legal proceedings proposed to be initiated against us. However, from time-to-time, we may become subject to claims and litigation generally associated with any business venture.

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

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares are currently quoted on the TSX Venture Exchange in Canada under the symbol “KDOZ” and on the OTCQB Venture Market under the symbol “KDOZF”.

B. Plan of distribution

Not applicable.

C. Markets

Our common shares are currently quoted on the TSX Venture Exchange in Canada under the symbol “KDOZ” and on the OTCQB Venture Market under the symbol “KDOZF”.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Outstanding share data

The Company is authorized to issue unlimited number of common shares without par value.

As at the date of this MD&A, the Company had the following issued and outstanding:

●	131,304,499 common shares
●	8,627,083 share purchase options with an approximate weighted average exercise price of $0.24. Each stock option is exercisable to purchase one common share of the Company at prices ranging from CAD$0.20 to CAD$0.66.
●	nil RSU’s, nil PSU’s and nil DSU’s.

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

E. Taxation

Effective January 1, 2023, continued out of Anguilla and into Canada and became a Canadian taxpayer.

The following subsidiaries are taxable:

-	Kidoz Ltd. This is an Israeli Company. The regular Israeli corporate tax rate is 23%. During the year ended December 31, 2023, our Israeli subsidiary was officially recognized as a Preferred Technology Enterprise in Israel, a prestigious status that comes with extensive tax relief benefits as provided by law including a tax rate of 12% and commencing from the fiscal 2022 tax year and thereafter.

-	Shoal Media (Canada) Inc. This is a Canadian Company. The Canadian corporate tax is 23%. The Company claims Scientific Research and Experimental Development (SR&ED) tax incentives for all its Research and Experimental Development.

-	Shoal Media UK Ltd. This is a United Kingdom Company. The United Kingdom corporate tax rate is 19%

-	The remaining subsidiaries are not profitable and therefore have an assessed taxation loss.

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

You may read and copy any reports, statements, or other information that we file with TSX Venture exchange on SEDAR+. The address of this Internet site is https://www.sedarplus.ca/home/.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We held our Annual Meeting of Stockholders in Vancouver, Canada on November 25, 2025. The Annual Meeting was for the purposes of electing to set the number of directors to be 6; electing our directors; and to ratify the appointment of Davidson & Company LLP, Chartered Professional Accountants, as our independent auditors for the 2025 fiscal year; to ratify the Company’s 10% “rolling” stock option plan; and to ratify, confirm and approve, the Company’s new Equity Awards Plan dated April 1, 2025, and for any other regular business. The Company issued a schedule 14A proxy statement to the shareholders on October 7, 2025.

All nominees for directors were elected; the appointment of auditors and the 2024 Rolling Stock Option plan was ratified; and the new Equity Awards Plan thereto was ratified. The voting on each matter is set forth below:

(a) Elected to set the number of directors to be 6.

For	Against	Not Voted
55,594,410	18,132	2

(b) Elected the following persons to serve as directors until the next annual meeting or until their successors are duly qualified:

T. M. Williams

J. M. Williams

E. Ben Tora

F. Curtis (Non-Executive Director)

C. Kalborg (Non-Executive Director)

M. David (Non-Executive Director)

Election of the Directors of the Company.

NOMINEE	FOR	WITHHOLD	NOT VOTED
Mr. T. M. Williams	54,518,153	12,898	1,081,493
Mr. J. M. Williams	54,520,091	10,960	1,081,493
Mr. E. Ben Tora	54,520,091	10,960	1,081,493
Ms. F. Curtis	54,498,153	32,898	1,081,493
Mr. C. Kalborg	54,520,091	10,960	1,081,493
Mr. M. David	54,520,091	10,960	1,081,493

(c) Approved the selection of Davidson & Company LLP, Chartered Professional Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2025.

FOR	WITHHOLD	NOT VOTED
55,610,844	1,700	nil

(d) The ratification of the Company’s new 10% “rolling” stock option plan was approved.

FOR	AGAINST	NOT VOTED
54,487,241	43,810	1,081,493

(e) The ratification of the Company’s new 10% equity awards plan (the “Equity Awards Plan”) was approved.

FOR	AGAINST	NOT VOTED
54,355,339	175,712	1,081,493

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

During the year ended December 31, 2025, 2,158,333 options were granted to directors, employees and consultants with an exercise price of CAD$0.25 ($0.18) where 2% vests per month. 913,333 options of these options were granted to directors and officers of the Company.

During the year ended December 31, 2025, there were nil (2024 – nil) options exercised and 110,000 (2024 – 25,000 options) options cancelled and 1,930,400 (2024 – nil) options expired unexercised. Subsequent to the year ended December 31, 2025, 55,000 options were cancelled and 1,795,600 options expired unexercised.

During the year ended December 31, 2024, 2,318,750 options were granted to employees and consultants with an exercise price of CAD$0.20 ($0.14) where 2% vests per month. 1,056,250 options of these options were granted to directors and officers of the Company.

During the year ended December 31, 2024, 25,000 options were cancelled.

The Equity Awards Plan

During the year ended December 31, 2025, the Company initiated The Equity Awards Plan to complement the 2024 Stock Option Plan as an integral part of the Companies overall compensation plan.

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

The Equity Awards Plan has been approved by the Toronto Venture Stock Exchange (“TSXV”) and the Company’s Shareholders at the 2025 Annual General Shareholder meeting.

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

Our management evaluated of the effectiveness of the Company’s design and operation of its disclosure controls and procedures as defined in Exchange Act Rule 13a-15(f), based on the framework set forth in the Internal Control—Integrated Framework (1992) issued by the by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, we believe that, as of December 31, 2025, the Company’s internal control over financial reporting is effective under the COSO framework.

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

(d) Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the year ended December 31, 2025, the Company incurred fees of $105,014 (2024 - $108,514) from the principal accountant during fiscal 2025 - Davidson & Company LLP, $105,014 of these fees related to audit fees (2024 - $108,514).

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

Eldad Ben Tora Chief Strategy Officer

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

Our Board of Directors has overall oversight responsibility for our risk management and delegates the daily supervision of cybersecurity issues to our Chief Operating Officer (“COO”). Our COO reports material cybersecurity incidents to the Chairman and Chief Executive Officer, and if needed, the Chairman and Chief Executive Officer will report the incident to our Board of Directors to take appropriate and timely measures in response to the incident.

Our management is responsible for identifying, considering, and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. We established our data security management committee (the “Data Security Management Committee”) in 2021, composed of personnel from our cyber-Security division, IT center, and management team, to improve data security. The Data Security Management Committee is responsible for developing data security protection strategies, plans, and systems and providing required support and coordinating on major data security incidents. Our cybersecurity programs are under the direction of our COO who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our COO and other dedicated personnel are experienced information systems professionals with many years of experience in maintaining cybersecurity.

During the year ended December 31, 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business — Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

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

KIDOZ INC.

By:	/s/ J. M. Williams
J. M. Williams
Chief Executive Officer

By:	/s/ H. W. Bromley
H. W. Bromley
Chief Financial Officer

Date:	April 29, 2026

F1 – FINANCIAL STATEMENTS

Kidoz Inc.

and subsidiaries

Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

Kidoz Inc. and subsidiaries

Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Kidoz Inc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kidoz Inc. (the “Company”), as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss) income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2025, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Evaluation of intangible asset and goodwill impairment analysis

As described in Notes 6 and 7 to the consolidated financial statements, the carrying amount of the Company’s reporting unit, consisting of intangible assets and goodwill was $3,500,069 as at December 31, 2025 and is a significant portion (27%) of the Company’s total assets. As discussed in notes 2(l) and 2(m) to the financial statements, the Company performs impairment testing on an annual basis or whenever events or changes in circumstances indicate that the carrying value of a reporting unit may exceed its recoverable amount. During the year ended December 31, 2025, the Company determined that no impairment was necessary.

We identified the evaluation of the intangible asset and goodwill impairment analysis as a critical audit matter. The estimated recoverable amount of the reporting unit uses forward-looking estimates that involved a high degree of subjective auditor judgment, in addition to specialized skills and knowledge to evaluate. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the recoverable amount of the reporting unit and the Company’s assessment of impairment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures include, among others:

●	Evaluating projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) by comparing historical EBITDA forecasts to current and history performance, current industry and market and economic trends;

●	Involving our valuation specialists to assist in testing certain significant assumptions described above, such as discount rates and long-term growth rates;

●	Performing sensitivity analyses on significant assumptions to evaluate the changes in fair value that would result from changes in these assumptions; and

●	Assessing the adequacy of the associated disclosures in the financial statements.

Reliability of internally-generated reports supporting revenues

The Company uses an underlying operating system to track Ad-tech advertising revenue and report this information to customers and suppliers. As disclosed in note 2(c) of the financial statements, the Company records revenues when a customer obtains control of promised services, which in certain instances, is determined by the Company’s underlying operating and Ad-tech systems.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures include, among others:

●	Testing, on a sample basis, the completeness and accuracy of the underlying data within the Company’s billing system;

●	Testing, on a sample basis, credit notes issued to customers to determine if there is a history of modification;

●	Comparing the Company’s internally-generated reports to similar reports as provided by key customers to determine if any difference were within an acceptable range of variance; and

●	Confirming, on a sample basis, revenues directly with customers.

We have served as the Company’s auditor since 2010.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada
April 29, 2026

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Balance Sheets

As at December 31,	2025	2024
Assets
Current assets:
Cash	$4,454,295	$2,780,517
Accounts receivable, less allowance for doubtful accounts $356,167 (2024 - $220,733) (Note 3)	5,030,440	5,181,211
Prepaid expenses (Note 4)	131,754	65,404
Total Current Assets	9,616,489	8,027,132

Equipment (Note 5)	38,052	25,803
Goodwill (Note 7)	3,301,439	3,301,439
Intangible assets (Note 6)	198,630	368,884
Long term cash equivalent	8,157	7,553
Security deposit	10,366	3,422
Total Assets	$13,173,133	$11,734,233

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,513,146	$2,779,710
Accrued liabilities	940,866	961,653
Accounts payable and accrued liabilities - related party (Note 14)	81,840	66,181
Total Current Liabilities	4,535,852	3,807,544

Total Liabilities	4,535,852	3,807,544

Commitments (Note 11)

Stockholders’ Equity (Note 9):
Common stock, no par value, unlimited shares authorized, 131,304,499 shares issued and outstanding (December 31, 2024 - 131,304,499)	51,800,715	51,546,940
Accumulated deficit	(43,188,014)	(43,644,831)
Accumulated other comprehensive income: Foreign currency translation adjustment	24,580	24,580
Total Stockholders’ Equity	8,637,281	7,926,689

Total Liabilities and Stockholders’ Equity	$13,173,133	$11,734,233

See accompanying notes to consolidated financial statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Statements of Operations and Comprehensive (Loss) Income

Years ended December 31,	2025	2024	2023

Revenue:	$18,433,172	$14,004,527	$13,326,824

Cost of sales:	9,514,686	6,426,973	8,392,767

Gross profit	8,918,486	7,577,554	4,934,057

Operating expenses:
Amortization and expiration of operating lease right-of-use assets (Note 13)	-	6,781	29,748
Depreciation and amortization (Notes 5 and 6)	182,948	244,179	558,740
Directors fees	8,679	8,510	7,505
General and administrative (Note 16)	693,923	689,407	673,654
Loss on disposal of equipment	-	1,927	-
Provision for doubtful debts (Note 2)	103,811	114,480	84,952
Salaries, wages, consultants and benefits	814,213	622,394	705,830
Selling and marketing	1,876,296	1,465,833	1,268,218
Stock awareness program		-	146,300
Stock-based compensation (Note 9)	253,775	379,247	515,116
Software technology development (Note 8)	4,559,227	3,445,018	2,999,079
Total operating expenses	8,492,872	6,977,776	6,989,142

Income (Loss) before other income (expense) and income taxes	425,614	599,778	(2,055,085)

Other income (expense):
Foreign exchange (loss) gain	(36,888)	(88,701)	1,139
Gain on derivative liability – warrants (Note 9(c))	-	-	51
Interest and other income	42,223	643	1,049
Gain on settlement of debt	-	-	14,812

Net income (loss) before income taxes	430,949	511,720	(2,038,034)

Provision for income taxes (Note 12)	25,868	(158,580)	25,978
Deferred taxation recovery (Note 12)	-	-	-

Net income (loss) and comprehensive income (loss)	$456,817	$353,140	$(2,012,056)

Basic and diluted income (loss) per common share (Note 2)	$0.00	$0.00	$(0.02)

Weighted average common shares outstanding, basic (Note 2)	131,304,499	131,304,499	131,305,254
Weighted average common shares outstanding, diluted (Note 2)	131,304,499	131,304,499	131,305,254

See accompanying notes to consolidated financial statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2025, 2024 and 2023

	Common stock				Accumulated Other Comprehensive income
	Shares	Amount	Treasury shares	Accumulated deficit	Foreign currency translation adjustment	Total Stockholders’ Equity
Balance, December 31, 2022	131,347,999	$50,664,887	$(11,793)	$(41,985,915)	$24,580	$8,691,759

Repurchase of common shares	(43,500)	(12,310)	11,793	-	-	(517)

Stock-based compensation	-	515,116	-	-	-	515,116

Net loss	-	-	-	(2,012,056)	-	(2,012,056)
Balance, December 31, 2023	131,304,499	$51,167,693	$-	$(43,997,971)	$24,580	$7,194,302

Stock-based compensation	-	379,247	-	-	-	379,247

Net loss	-	-	-	353,140	-	353,140
Balance, December 31, 2024	131,304,499	$51,546,940	$-	$(43,644,831)	$24,580	$7,926,689

Stock-based compensation	-	253,775	-	-	-	253,775

Net income (loss)	-	-	-	456,817	-	456,817
Balance, December 31, 2025	131,304,499	$51,800,715	$-	$(43,188,014)	$24,580	$8,637,281

See accompanying notes to consolidated financial statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Consolidated Statements of Cash Flows

Years ended December 31,	2025	2024	2023
Cash flows from operating activities:
Net income (loss)	$456,817	$353,140	$(2,012,056)
Adjustments to reconcile net income (loss) to net cash used in Operating activities:
Depreciation and amortization	182,948	244,179	558,740
Amortization and expiration of operating lease right-of-use assets	-	6,781	29,748
Gain on derivative liability – warrants	-	-	(51)
Gain on settlement of debt	-	-	(14,812)
Provision for doubtful debts	103,811	114,480	84,952
Loss on disposal of equipment	-	1,927	-
Stock-based compensation	253,775	379,247	515,116
Unrealized foreign exchange (income) loss	(604)	-	(1,407)

Changes in operating assets and liabilities:
Accounts receivable	46,960	965,614	1,054,025
Prepaid expenses	(66,350)	37,491	(31,647)
Accounts payable and accrued liabilities	728,308	(797,629)	(1,006,248)
Net cash provided by (used in) operating activities	1,705,665	1,305,230	(823,640)

Cash flows from investing activities:
Acquisition of equipment	(24,943)	(9,840)	(8,714)
Long-term cash equivalent	-	16,294	-
Security deposits	(6,944)	7,214	-
Net cash provided by (used in) investing activities	(31,887)	13,668	(8,714)

Cash flows from financing activities:
Repayment of Government CEBA loan	-	-	(29,484)
Payments for repurchase of common shares	-	-	(517)
Payments on operating lease liabilities	-	(7,605)	(31,951)
Net cash (used in) provided by financing activities	-	(7,605)	(61,952)

Change in cash	1,673,778	1,311,293	(894,306)

Cash, beginning of year	2,780,517	1,469,224	2,363,530
Cash, end of year	$4,454,295	$2,780,517	$1,469,224

Supplementary information:
Interest paid	$-	$-	$-
Income taxes paid	$8,322	$32,829	$3,697

See accompanying notes to consolidated financial statements.

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

1.	Introduction:

Nature of business

Kidoz Inc. (the “Company”, “Kidoz” or “we”), incorporated in Anguilla, British West Indies in 2005, is a contextual advertising platform built for high-attention, high-compliance mobile environments. Originally developed for children’s digital environments, where compliance and safety requirements are highest, Kidoz delivers privacy-first contextual targeting advertising solutions without the reliance on personal data tracking or behavioral profiling.

The Company’s platform combines proprietary software development kit (“SDK”) integrations with contextual targeting technologies, including the Kidoz Privacy Shield and the Kite IQ contextual AI engine, to align advertising with content, environment, and geographic context. Google-certified and Apple-approved, these solutions are designed to operate in compliance with applicable regulations and platform standards, including COPPA, GDPR-K, and Apple App Tracking Transparency.

Kidoz operates a direct, full-stack platform connecting app developers and advertisers. The platform enables developers to monetize their applications in a compliant manner, while enabling advertisers to engage customers through curated, high-attention mobile applications and games.

The Company’s technology supports the delivery of interactive advertising experiences within selected environments and at defined moments in the user experience, with the objective of driving measurable outcomes without reliance on personal data.

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

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

2.	Summary of significant accounting policies: (Continued)

(a)	Basis of presentation: (Continued)

The financial statements include the accounts of the Company’s subsidiaries:

Company	Registered	% Owned
Shoal Media (Canada) Inc.	British Columbia, Canada	100%
Kidoz Ltd.	Israel	100%
Prado Media Ltd.	British Columbia, Canada	100%
Shoal Media Inc.	Anguilla	100%
Shoal Media (UK) Ltd.	United Kingdom	100%

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

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

2.	Summary of significant accounting policies: (Continued)

(c)	Revenue recognition: (Continued)

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

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

2.	Summary of significant accounting policies: (Continued)

(c)	Revenue recognition: (Continued)

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

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

2.	Summary of significant accounting policies: (Continued)

(c)	Revenue recognition: (Continued)

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

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

2.	Summary of significant accounting policies: (Continued)

(d)	Foreign currency: (Continued)

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

Trade and other accounts receivable are reported at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable includes receivables from online platforms and trade receivables from customers. The Company estimates doubtful accounts on an item-by-item basis and includes over-aged accounts as part of allowance for doubtful accounts, which are generally ones that are greater than ninety-days overdue. Bad debt expense, for the year ended December 31, 2025 was $103,811 (2024 - $114,480 and 2023 - $84,952). (Note 3)

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

The Company expenses all software technology development costs as incurred for the year ended December 31, 2025, 2024 and 2023. As at December 31, 2025 and 2024, all capitalized software technology development costs have been fully amortized and the Company has no capitalized software technology development costs.

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

2.	Summary of significant accounting policies: (Continued)

(h)	Software Technology Development Costs:

Total software technology development costs were $24,059,802 as at December 31, 2025 (2024 - $19,500,575 and 2023 - $16,055,557) (Note 8).

(i)	Stock-based compensation:

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

The fair value of each option grant has been estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2025	2024	2023
Expected dividend yield	-	-	-
Volatility	179.05%	154.42%	118.91%
Risk-free interest rate	2.99%	3.53%	3.69%
Expected life of options	5 years	5 years	5 years
Forfeiture rate	5%	5%	5%

(j)	Right-of-use assets:

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

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

2.	Summary of significant accounting policies: (Continued)

(j)	Right-of-use assets: (Continued)

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

(k)	Impairment of long-lived assets and long-lived assets to be disposed of:

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

(l)	Intangible assets:

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

(m)	Goodwill:

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

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

2.	Summary of significant accounting policies: (Continued)

(n)	Goodwill: (Continued)

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

During the year ended December 31, 2025 and 2024, there was no impairment of goodwill.

(n)	Income taxes:

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

(o)	Net income (loss) per share:

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

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

2.	Summary of significant accounting policies: (Continued)

(o)	Net income (loss) per share: (Continued)

Options and warrants will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the options and warrants. In periods where losses are reported, the weighted average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. A total of 10,482,683 (2024 - 10,359,750 and 2023 – 8,066,000) stock options and warrants were excluded as at December 31, 2025.

The income (loss) per share data for the year ended December 31, 2025 and 2024 are summarized as follows:

	2025	2024	2023
Income (Loss) for the year	$456,817	$353,140	$(2,012,056)

Basic and diluted weighted average number of common shares outstanding	131,304,499	131,304,499	131,305,254

Basic and diluted income (loss) per common share outstanding	$0.00	$0.00	$(0.02)

(p)	New accounting pronouncements and changes in accounting policies:

On December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 for the current year and has elected to apply the standard on a prospective basis.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The new standard requires entities to disclose additional information about certain expenses, such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, as well as selling expenses included in commonly presented expense captions on the income statement. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Companies have the option to apply this guidance either on a retrospective or prospective basis, and early adoption is permitted. The company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements and related disclosures.

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

2.	Summary of significant accounting policies: (Continued)

(p)	New accounting pronouncements and changes in accounting policies: (Continued)

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use amendments remove references to prescriptive software development stages and clarify that Software, to simplify and modernize the accounting for internal-use software costs. The capitalization of eligible software development costs begins when management authorizes and commits to funding the project and it is probable the project will be completed, and the software will be used as intended. The amendments in this update are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual periods. Early adoption is permitted, and the guidance may be applied prospectively, retrospectively, or using a modified approach for in-process projects. The Company is evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the applicability of the interim reporting guidance, the types of interim reporting, and the form and content of interim financial statements in accordance with U.S. GAAP. Per the FASB, the amendment does not intend to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements but rather provide clarity and improve navigability of the existing interim reporting requirements. The amendments will be effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

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

(q)	Financial instruments and fair value measurements:

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

Years ended December 31, 2025, 2024 and 2023

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

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

3.	Accounts Receivable:

The accounts receivable as at December 31, 2025, is summarized as follows:

	2025	2024
Accounts receivable	$5,386,607	$5,401,944

Provision for doubtful accounts	(356,167)	(220,733)

Net accounts receivable	$5,030,440	$5,181,211

The Company has a doubtful debt provision of $356,167 (2024 - $220,733) for existing accounts receivable.

4.	Prepaid expenses:

The Company has other prepaid expenses of $131,754 (2024 - $65,404).

5.	Equipment:

2025	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$205,446	$170,186	$35,260
Furniture and fixtures	6,750	3,958	2,792
	$212,196	$174,144	$38,052

2024	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$180,503	$157,811	$22,692
Furniture and fixtures	6,750	3,639	3,111
	$187,253	$161,450	$25,803

Depreciation expense was $12,694 (2024 - $11,344 and 2023 - $13,002) for the year ended December 31, 2025.

6.	Intangible assets:

2025	Cost	Accumulated amortization	Net book Value

Ad tech technology	$1,877,415	$1,877,415	$-
Customer relationship	1,362,035	1,163,405	198,630
	$3,239,450	$3,040,820	$198,630

2024	Cost	Accumulated amortization	Net book Value

Ad tech technology	$1,877,415	$1,877,415	$-
Customer relationship	1,362,035	993,151	368,884
	$3,239,450	$2,870,566	$368,884

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

6.	Intangible assets: (Continued)

Amortization expense was $170,254 (2024 - $232,835 and 2023 - $545,738) for the year ended December 31, 2025.

7.	Goodwill:

The Company has a goodwill balance of $3,301,439 for year ended December 31, 2025 and 2024 from the acquisition of Kidoz Ltd.

The Company’s annual goodwill impairment analysis performed during the fourth quarter of fiscal 2025 and 2024 included a quantitative analysis of the Kidoz Ltd. reporting unit (consisting of intangible assets (Note 6), and goodwill). The reporting unit has a carrying amount of $3,500,069 (2024 - $3,670,323) as at December 31, 2025. The Company performed a discounted cash flow analysis for the reporting unit. These discounted cash flow models included management assumptions for expected sales growth, margin expansion, operational leverage, capital expenditures, and overall operational forecasts. The Company classified these significant inputs and assumptions as Level 3 fair value measurements. Based on the annual impairment test described above there was no additional impairment determined for fiscal 2025 or fiscal 2024.

8.	Software technology development costs:

The Company develops software technology for our business. This software technology includes the continued development of the KIDOZ Safe Ad Platform, the KIDOZ Kid-Mode Operating System, Kite IQ contextual AI engine and the KIDOZ publisher SDK.

During the years ended December 31, 2025, 2024 and 2023, the Company has expensed the development costs of all products as incurred and has expensed the following development costs.

	2025	2024	2023
Opening total software technology development costs	$19,500,575	$16,055,557	$13,056,478

Software technology development during the year	4,559,227	3,445,018	2,999,079
Closing total software technology development costs	$24,059,802	$19,500,575	$16,055,557

9.	Stockholders’ Equity:

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

Fiscal 2025 and 2024

There were no common stock issuances for the year ended December 31, 2025 2024 and 2023.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

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

(c)	Stock option plans:

2024 stock option plan

During the year ended December 31, 2024, a 10% “rolling” stock option plan (the “2024 Stock Option Plan”) that complies with the updated TSX Policy 4.4 was approved by the TSX-V, the Board of Directors and the Company’s shareholders. The 2024 Stock Option Plan replaced the 2015 Stock Option Plan. The 2024 stock option plan is intended to provide incentive to employees, directors, advisors and consultants of the Company to encourage proprietary interest in the Company, to encourage such employees to remain in the employ of the Company or such directors, advisors and consultants to remain in the service of the Company, and to attract new employees, directors, advisors and consultants with outstanding qualifications.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

9.	Stockholders’ Equity: (Continued)

(c)	Stock option plans: (Continued)

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

During the year ended December 31, 2025, 2,158,333 options were granted to directors, employees and consultants with an exercise price of CAD$0.25 ($0.18) where 2% vests per month. 913,333 of these options were granted to directors and officers of the Company.

During the year ended December 31, 2025, 110,000 options were cancelled and 1,930,400 options expired unexercised. Subsequent to the year ended December 31, 2025, 55,000 options were cancelled and 1,795,600 options expired unexercised.

During the year ended December 31, 2024, 2,318,750 options were granted to employees and consultants with an exercise price of CAD$0.20 ($0.14) where 2% vests per month. 1,056,250 of these options were granted to directors and officers of the Company.

During the year ended December 31, 2024, 25,000 options were cancelled.

During the year ended December 31, 2023, the Company granted 1,885,000 options to employees and consultants with an exercise price of CAD$0.30 ($0.22) where 2% vests per month. 400,000 of these options were granted to directors and officers of the Company.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

9.	Stockholders’ Equity: (Continued)

(c)	Stock option plans: (Continued)

A summary of stock option activity for the stock option plans for the years ended December 31, 2025 and 2024 are as follows:

	Number of options	Weighted average exercise price
Outstanding December 31, 2022	8,629,000	$0.43

Granted	1,885,000	0.22
Expired	(1,988,000)	(0.46)
Cancelled	(460,000)	(0.44)
Outstanding December 31, 2023	8,066,000	$0.39

Granted	2,318,750	0.14
Cancelled	(25,000)	(0.14)
Outstanding December 31, 2024	10,359,750	$0.31

Granted	2,158,333	0.18
Expired	(1,930,400)	(0.33)
Cancelled	(110,000)	(0.19)
Outstanding December 31, 2025	10,477,683	$0.29

The aggregate intrinsic value for options as of December 31, 2025 was $784,196 (2024 - $nil).

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2025:

Exercise prices per share	Number outstanding	Number exercisable	Expiry date
CAD$0.20	2,268,750	952,875	March 25, 2029
CAD$0.25	2,113,333	169,467	August 21, 2030
CAD$0.30	1,805,000	1,227,400	February 21, 2028
CAD$0.50	789,600	789,600	February 1, 2026
CAD$0.50	2,295,000	2,111,400	February 1, 2027
CAD$0.66	200,000	200,000	July 12, 2026
CAD$1.02	1,006,000	1,006,000	April 6, 2026
	10,477,683	6,456,742

The Company recorded stock-based compensation of $253,775 on the options granted and vested (2024 – $379,247; 2023 - $515,116) as per the Black-Scholes option-pricing model, with a weighted average fair value per option grant of $0.22 (2024 - $0.21; 2023 - $0.29).

(d)	The Equity Awards Plan:

During the year ended December 31, 2025 the Company initiated The Equity Awards Plan to complement the 2024 Stock Option Plan as an integral part of the Companies overall compensation plan.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

9.	Stockholders’ Equity: (Continued)

(d)	The Equity Awards Plan: (Continued)

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

During the year ended December 31, 2025, the Equity Awards Plan was approved by the TSX Venture Exchange (“TSXV”) and by the Company’s Shareholders at the 2025 Annual General Shareholder meeting.

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

During the year ended December 31, 2025, the Company entered a new lease agreement in Netanya, Israel. The agreement is for 12 months, but unless 3 months’ notice is given it automatically renews for a future 12 months until notice is given. The renewal of this lease is uncertain, hence the Company has accounted for this lease as a short-term lease.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

11.	Commitments: (Continued)

Minimum lease payments under these leases are approximately as follows:

2026	$28,563

The Company paid rent expense totaling $60,171 for the year ended December 31, 2025 (2024 - $82,756; 2023 - $120,557).

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Inc.	T. M. Williams	Chairman		$221,892
Bromley Accounting Services Ltd.	H. W. Bromley	CFO		$222,116
Farcast Operations Inc.	T. H. Williams	COO	CAD$	314,800

As at December 31, 2025, the Company had a number of renewable license commitments with large brands, including, Mr. Men and Little Miss and Mr. Bean. These agreements have commitments to pay royalties on the revenue from the licenses subject to the minimum guarantee payments. As at December 31, 2025, there were no further minimum guarantee payments commitments.

The Company expensed the minimum guarantee payments over the life of the agreement and recognized license expense of $176 (2024 - $10,678; 2023 - $19,868) for the year ended December 31, 2025.

12.	Income taxes:

As at December 31, 2022, Kidoz Inc. was domiciled in the tax-free jurisdiction of Anguilla, British West Indies. However certain of the Company’s subsidiaries incur income taxation. Effective January 1, 2023, the Company continued out of Anguilla and into Canada and became a Canadian tax payer.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024, are presented below:

	2025	2024	2023
Income (loss) for the year before tax	430,949	511,720	(2,038,034)

Expected tax expense (recovery)	$123,341	$138,164	$(550,269)
Change in statutory, foreign tax, foreign exchange rates and other	(158,538)	(184,459)	183,916
Permanent differences	125,175	103,865	140,572
Impact of SRED and ITC due to rate differences	(504,153)	-	-
Adjustment to prior years provision versus statutory tax returns	(73,796)	(911)	(26,902)
Change in unrecognized deductible temporary differences	462,103	101,921	226,705
Current income tax (recovery) expense	$(25,868)	$158,580	$(25,978)
Deferred income tax expense (recovery)	-	-	-
Total income tax (recovery) expense	$(25,868)	$158,580	$(25,978)

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

12.	Income taxes: (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 are presented below:

	2025	2024
Deferred tax (liabilities) assets:
Non-capital loss carry forwards	$249,290	$312,261
Equipment	1,178	(1,066)
Intangible assets	(23,836)	(44,266)
Investment tax credit	480,853	-
Other	185,352	176,752
	892,837	443,681
Unrecognized deferred tax assets	(892,837)	(443,681)
Total deferred tax (liability) asset	$-	$-

As at December 31, 2025, the Company’s had $939,704 (2024 - $1,110,519) of non-capital losses expiring through December 31, 2045.

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

The right-of-use assets as at December 31, 2025, is summarized as follows:

	2025	2024	2023

Opening balance for the year	$-	$6,781	$36,529
Amortization and expiration of operating lease right-of use assets	-	(6,781)	(29,748)
Closing balance for the year	$-	$-	$6,781

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

13.	Right-of-use assets: (Continued)

The lease liability as at December 31, 2025, is summarized as follows:

	2025	2024	2023

Opening balance for the year	$-	$7,605	$39,556
Payments on operating lease liabilities	-	(7,605)	(31,951)
Closing balance for the year	-	-	7,605
Less: current portion	-	-	(7,605)
Operating lease liabilities – non-current portion as at end of year	$-	$-	$-

14.	Related party transactions:

As at and for the year ended December 31, 2025, the Company has the following related party transactions:

	2025	2024	2023
Directors fees	$8,679	$8,510	$7,505
Salaries, wages, consultants and benefits	795,356	535,692	667,229
Selling and marketing	321,001	142,413	70,439
Stock-based compensation (Note 10)	100,520	144,552	188,961
Software technology development (Note 8)	508,813	323,138	248,780
Closing balance for the year	$1,734,369	$1,154,305	$1,182,914

The Company has liabilities of $81,840 (2024 - $66,181) as at December 31, 2025, to current directors, officers and companies owned by the current directors and officers of the Company for employment, director and consulting fees.

During the year ended December 31, 2025, the Company granted 913,333 options with an exercise price of CAD$0.25 ($0.18) to current directors and officers of the Company.

During the year ended December 31, 2024, the Company granted 1,056,250 options with an exercise price of CAD$0.20 ($0.14) per share to current directors and officers of the Company.

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

In accordance with ASC 280-10-50-11 Segmented Disclosure, the Company operates one reportable business segments, the sale of Ad tech advertising. The Company’s chief operating decision makers are the Chairman, Chief Executive Officer and Chief Strategy Officer. The Company’s chief operating decision makers reviews financial information on a consolidated basis, principally to make decisions about how to allocate resources and to measure the Company’s performance. The chief operating decision maker reviews consolidated net income (loss), which is the measure of financial profit and loss most closely aligned with generally accepted accounting principles.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

15.	Segmented information: (Continued)

Reconciliation to net income:

Years ended December 31,	2025	2024	2023
Revenue	$18,433,172	$14,004,527	$13,326,824

Cost of revenue	9,514,686	6,426,973	8,392,767

Gross profit	8,918,486	7,577,554	4,934,057

Segment operating expenses	6,666,810	5,025,331	4,352,249
Total operating income	2,251,676	2,552,223	581,808

Unallocated expenses	1,389,339	1,320,311	1,372,126
Amortization and expiration of operating lease right-of-use assets	-	6,781	29,748
Depreciation	182,948	244,179	558,740
Foreign exchange loss (gain)	36,888	88,701	(1,139)
Interest income	(42,223)	(643)	(1,049)
Loss on disposal of equipment	-	1,927	-
Stock awareness program	-	-	146,300
Stock-based compensation	253,775	379,247	515,116

Net income (loss) before income taxes	$430,949	$511,720	$(2,038,034)

The Company had the following revenue by geographical region based on impression served.

	2025	2024	2023
Total revenue
Western Europe	$6,963,573	$7,642,659	$5,857,613
Central, Eastern and Southern Europe	1,660,157	963,257	622,106
North America	9,041,962	4,910,879	5,867,849
Other	767,480	487,732	979,256
Total revenue	$18,433,172	$14,004,527	$13,326,824

Equipment

The Company’s equipment is located as follows:

Net Book Value	2025	2024

Canada	$25,167	$17,213
Israel	8,371	5,707
United Kingdom	4,514	2,883
Total equipment	$38,052	$25,803

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended December 31, 2025, 2024 and 2023

16.	General and administrative:

General and administrative expenses were as follows:

	2025	2024	2023

Computer expenses	$123,818	$109,384	$103,531
Insurance	42,030	45,264	48,821
Professional fees	241,779	239,032	185,974
Rental (Note 11)	60,171	82,756	120,557
Other general and administrative expenses	226,125	212,971	214,771
Total general and administrative expenses	$693,923	$689,407	$673,654

17.	Concentrations:

Major customers

During the year ended December 31, 2025, and 2024, the Company sold Ad tech revenue; sold subscriptions on its site Rooplay; and premium purchases of Rooplay Originals. During the year ended December 31, 2025, the Company had revenues of $6,985,121 and $2,219,151, from two customers (December 31, 2024 - two customers for $2,715,633 and $1,935,119; December 31, 2023 - two customers for $2,927,239 and $1,716,205) which was more than 10% of the total revenue. The Company utilizes certain advertising agencies for the Ad tech revenue.

18.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution.

The Company currently maintains a substantial portion of its day-to-day operating cash and long-term cash equivalents balances at financial institutions. At December 31, 2025, the Company had total cash of $4,462,452 (2024 - $2,788,070) at financial institutions, where $4,139,716 (2024 - $2,563,066) is in excess of federally insured limits.

The Company has concentrations of credit risk with respect to accounts receivable, the majority of its accounts receivable are concentrated geographically in the United States amongst a small number of customers.

As of December 31, 2025, the Company had two customers, totaling $1,064,792 and $681,771, respectively who accounted for greater than 10% of the total accounts receivable. As of December 31, 2024, the Company had one customer, totaling $617,587 who accounted for greater than 10% of the total accounts receivable.

The Company controls credit risk through monitoring procedures and receiving prepayments of cash for services rendered. The Company performs credit evaluations of its customers but generally does not require collateral to secure accounts receivable.

